As filed with the Securities and Exchange Commission on June 5, 2026

Registration No. 333-295135

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Hydro-Québec

(Issuer)

Québec

(Guarantor)

(Names of Registrants)

Name and address of authorized agent in the United States

David Brulotte

Québec Government Office

One Rockefeller Plaza, Suite 2600

New York, NY 10020-2102

Copies to:

Maxime Aucoin Executive Vice President and Chief Financial Officer Hydro-Québec 75 René-Lévesque Boulevard West Montréal, Québec, Canada H2Z 1A4	Catherine M. Clarkin Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004-2498

Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective as described herein.

The securities registered by this Registration Statement are to be offered on a delayed or continuous basis pursuant to Releases Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

CALCULATION OF REGISTRATION FEE

Title of Issues (1)	Amount Being Registered	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Debt Securities and Warrants	US$3,000,000,000	100%	US$3,000,000,000	US$414,300

(1)	Title or class to be determined from time to time.
(2)	Estimated solely for the purpose of determining the registration fee.
(3)	A registration fee of $414,300 has previously been paid in connection with the initial filing of this Registration Statement on April 17, 2026.

Pursuant to Rule 429 under the Securities Act of 1933, this Registration Statement contains a combined prospectus which also relates to the registration statement on Schedule B (File No. 333-112298) previously filed by the registrant. Upon effectiveness, this Registration Statement, which is a new registration statement, will also act as a post-effective amendment to such earlier registration statement and such post-effective amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with Section 8(c) of the Securities Act of 1933, as amended.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET

Between Schedule B of the Securities Act of 1933

and the Prospectus

Schedule B Item	Headings in Prospectus
1.	Cover Page
2.	Use of Proceeds
3.	Index to Financial Statements/ Annex B – Supplementary Information
4.	Debt Record
5.	Management’s Discussion and Analysis/ Index to Financial Statements
6.	*/**
7.	Authorized Agent
8.	*
9.	*
10.	*
11.	*
12.	Validity of the Securities
13.	**
14.	**

*	Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities and/or warrants to purchase debt securities.
**	Information included in Part II to this Registration Statement or as an exhibit hereto or to be provided from time to time by one or more amendments to this Registration Statement.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 5, 2026

PROSPECTUS

Hydro-Québec

US$3,000,000,000

Debt Securities

Warrants

Guaranteed irrevocably and unconditionally as to principal,

premium, if any, and interest by

Québec

(Canada)

We may, from time to time, offer up to US$3,000,000,000 aggregate principal amount of debt securities, consisting of any combination of debentures, notes and bonds, or warrants to purchase debt securities, or the equivalent in other currencies (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$3,000,000,000).

This prospectus contains summaries of the general terms of these debt securities and warrants. We will provide specific terms of these debt securities and, as the case may be, warrants, in supplements to this prospectus. You should read this prospectus and any related prospectus supplements carefully before you invest. This prospectus may not be used to make offers or sales of debt securities or warrants unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated     , 2026.

Prospectus Table of Contents

The prospectus supplement that relates to our debt securities or warrants, as applicable, may update or supersede any of the information in this prospectus.

Please note that in this prospectus, references to “we,” “our” and “us” refer to Hydro-Québec.

About this Prospectus

This prospectus is part of a Registration Statement that we have filed with the Securities and Exchange Commission (the “SEC”), under a “shelf” registration process. Under this shelf process, we may offer, from time to time, the debt securities (the “Debt Securities”) and warrants (the “Warrants”) described in this prospectus in one or more offerings for a total aggregate principal amount of up to US$3,000,000,000 (plus such additional principal amount as may be necessary such that, if the Debt Securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$3,000,000,000). This prospectus provides you with a general description of the Debt Securities and Warrants we may offer. Each time we use this prospectus to offer Debt Securities or Warrants, as applicable, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change the information this prospectus contains. Before you invest, you should carefully read this prospectus and any related prospectus supplement together with the additional information contained in the documents we refer to under the heading “Where You Can Find More Information” below.

References in this prospectus to “$” or “Cdn$” are to lawful money of Canada and “US$” are to lawful money of the United States of America. The exchange rate between the U.S. dollar and the Canadian dollar published by the Bank of Canada on June 4, 2026 was approximately Cdn$1.00 = US$0.7196.

Where You Can Find More Information

We have filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”) a Registration Statement, of which this prospectus forms a part, covering the Debt Securities and Warrants. The prospectus does not contain all of the information included in the Registration Statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If we have filed any contract, agreement or other document as an exhibit to the Registration Statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

The Debt Securities and Warrants offered by this prospectus will be irrevocably and unconditionally guaranteed as to principal, premium, if any, and interest when the same shall become due and payable, whether at stated maturity, by acceleration or otherwise, by Québec.

We and Québec file annual reports, amendments to annual reports and other information with the U.S. Securities and Exchange Commission (“SEC”). These reports include financial information about us and Québec and may be accompanied with exhibits.

The Registration Statement, including its various exhibits, and any reports, statements or other information that we and Québec have filed with the SEC are available to the public from the SEC’s Electronic Document Gathering and Retrieval System website at http://www.sec.gov, which is commonly known by the acronym EDGAR. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address or, without charge, from us or Québec at the address listed below.

The SEC allows us to “incorporate by reference” the information filed with the SEC, which means that we can disclose important information to you by referring to those documents. The documents listed below regarding Hydro-Québec and Québec are incorporated by reference in this Registration Statement:

•	Hydro-Québec’s Annual Report on Form 18-K for the year ended December 31, 2025, filed on April 17, 2026, and the exhibits thereto;

•	Hydro-Québec’s Report on Form 18-K/A, containing our Quarterly Bulletin, First Quarter 2026, filed on June 5, 2026, and the exhibits thereto;

•	Québec’s Annual Report on Form 18-K for the year ended March 31, 2026, filed on May 12, 2026, and the exhibits thereto; and

•	Québec’s Reports on Form 18-K/A filed on March 23, 2026 and June 3, 2026, and the exhibits thereto.

We also incorporate by reference all of our future annual reports and those of Québec, and all amendments to our and Québec’s annual reports, and any other information we or Québec file with the SEC pursuant to Sections 13(a) and 13(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we sell all of the Securities (as defined below). Each time we or Québec file a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may request a free copy of the annual reports, amendments to annual reports and other information mentioned above by writing to:

•	Hydro-Québec

Direction Trésorerie et Marché des capitaux

75 René-Lévesque Boulevard West

Montréal, Québec

Canada H2Z 1A4

documentation_finance@hydro.qc.ca; or

•	Québec

Ministère des Finances

Direction de la documentation financière et de la conformité

390, boulevard Charest Est, 7e étage

Québec, Québec

Canada G1K 3H4

documentationfinanciere@finances.gouv.qc.ca.

We are responsible for the information incorporated by reference or contained in this prospectus, any supplement to this prospectus, and any related free writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different or additional information, and we take no responsibility for any other information that others may give you. We are not making an offer of these securities in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Forward-Looking Statements

Various statements made throughout this document are forward looking and contain information about financial results, economic conditions and trends, including, without limitation, the statements under the captions Corporate Outlook and Management’s Discussion and Analysis. The words “estimate,” “believe,” “expect,” “forecast,” “anticipate,” “intend” and “plan” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Such factors may include, among others, business risks, such as variations in runoff that affect hydroelectric plant performance, and general levels of economic activity which affect demand for electricity, and risks related to economic parameters, such as changes in interest and exchange rates or risks related to the effects of adverse weather conditions or phenomena such as pandemics. In particular, statements about our expectations regarding our generation, transmission and distribution capabilities are subject to a number of factors, including, without limitation, the impact of weather events on our facilities and production capacity, the capacity of our partners to supply energy to us pursuant to long-term contracts, our expectations regarding future supply contracts, our ability to manage our reservoir storage and the accuracy of our reserve estimates. Statements about our forecasted expenditures and investments and the impact on our operations are subject to a number of factors, including, without limitation, the sufficiency of budgeted expenditures and investments in carrying out our planned activities, the results of environmental impact assessment studies, our ability to access capital on favourable terms and management’s assumptions regarding future requirements for the continued investment in and modernization of our generation, transmission and distribution facilities as well as in corporate and development activities.

Statements about our outlook on electricity sales are subject to a number of factors, including, without limitation, the demand for electricity in Québec and in our principal export markets, our ability to source sufficient energy capacity to meet changing demand, our ability to implement and achieve the objectives of our long-term capital projects, the impact of temperatures and other weather events on the demand for electricity, export market prices for electricity, changes in domestic and international policies and regulations, including the imposition of trade tariffs or other restrictions on international trade and potential countermeasures, and the success of our long-term capital projects.

In addition, in recent years, the United States has introduced new tariffs on a variety of goods and services exports from different jurisdictions, including Québec. Economic and trade policies implemented by the U.S. administration, including tariffs and other trade barriers, as well as any countermeasures, may adversely affect our activities, including by affecting certain procurement categories, increasing costs or creating supply chain constraints. To date, these policies have not had a material impact on Hydro-Québec’s financial position. However, new tariffs, countermeasures or other trade restrictions could adversely impact our results of operations. We are closely monitoring the situation to assess any emerging impacts, including supply chain disruptions, electricity demand, and future investment needs.

You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Hydro-Québec

MAP OF HYDRO-QUÉBEC’S MAJOR FACILITIESa

Generating station rated 245 MW or more
Hydro
Thermal
Other facilities
735-kV substation
735-kV line
450-kV direct-current line
Interconnection
Neighboring system (simplified)
Baie d'Hudson
(Hudson Bay)
Baie James
(James Bay)
QUÉBEC
La Grande-1
La Grande-2-A
Robert-Bourassa
La Grande-3
La Grande-4
Laforge-1
Laforge-2
Brisay
Eastmain-1
Bernard-Landry
1927 Privy Council border
(not final)
Churchill Falls
Romaine-4
Romaine-3
Romaine-2
Romaine-1
Sainte-Marguerite-3
Manic-5-PA
Manic-5
Toulnustouc
René-Lévesque
Outardes-4
Outardes-3
Outardes-2
Jean-Lesage
Péribonka
Bersimis-1
Bersimis-2
Île d'Anticosti
Fleuve Saint-Laurent
(St. Lawrence River)
Trenche
Beaumont
La Tuque
Québec
Bécancour
Carillon
Montréal
Beauharnois
ONTARIO
Toronto
Lake Ontario
UNITED STATES
VERMONT
NEW HAMPSHIRE
MAINE
NEW BRUNSWICK
PRINCE EDWARD ISLAND
NOVA SCOTIA
Îles de la Madeleine
NEW YORK
MASSACHUSETTS
Boston
CONNECTICUT
R.I.
PENNSYLVANIA
NEW JERSEY
New York
Atlantic Ocean
U.S.A.
Canada
Québec
United States
Mexico
0 75 150 km
Lambert, NAD83
80°
75°
70°
65°
55°
50°
45°
40°

a)	All information contained on this map is to be read in conjunction with and completed by the information found elsewhere in this prospectus.

OVERVIEW

We operate one of the major systems in Canada for the generation, transmission and distribution of electric power. We supply virtually all electric power distributed in Québec, the largest province in Canada in land area and the second largest in population.

Hydro-Québec was created in 1944 by the Hydro-Québec Act (R.S.Q. c. H-5) and is an agent of Québec. All capital stock of Hydro-Québec is held by the Minister of Finance on behalf of the Government of Québec (the “Government”).

Our head office is located at 75 René-Lévesque Boulevard West, Montréal, Québec, Canada. The following are the five groups that make up our organizational structure:

•

The Groupe – Exploitation et infrastructures (Operations and Infrastructure Group) is responsible for optimal management and operation of infrastructure as well as the design and development of the energy system so that we can provide quality electricity service that meets customers’ needs. In the current context of growing demand, the Group is tasked with designing and developing an energy system integrating new technologies making it possible to integrate new sources of renewable energy. In this capacity, it carries out construction and refurbishment projects, in addition to facility maintenance work in response to operational needs. It also oversees the real-time distribution of generated energy and the management of our energy assets drawing on the Group’s expertise. With reliability being one of our top priorities, the Group is responsible for making sure that key initiatives and interventions, including vegetation control program, are launched at the appropriate time. Additionally, in connection to the energy system, the Group sees to a safe and healthy working environment for all employees. Lastly, it is tasked with the management and development of property assets, the vehicle fleet as well as activities related to air transportation;

•

The Groupe – Marketing, image de marque et relations clientèle (Marketing, Brand Image and Customer Relations Group) supports energy sector transformation through its marketing and customer experience activities. It promotes customer adoption and commitment to energy-wise habits by leveraging our brand image and, by extension, maintaining Québecers’ commitment to this mission. To help advance energy efficiency and peak demand management objectives, the Group rolls out programs and solutions to optimize energy use. It also supports simple, efficient and engaging customer experiences through premium digital channels and optimized data use and is in charge of billing, payment receipt and debt collection;

•

The Groupe – Partenariats et développement (Partnerships and Development Group) plays a lead role in our business expansion by working closely with energy industry partners, First Nations, Inuit and local communities, along with the research and innovation sector. It also strives to maximize the value of our energy sources and infrastructures, notably through the energy trading floor and the expertise of our research centre. Responsible for the development and integration of new wind capacity, the Group guides the implementation of our Wind Power Development Strategy, which aims to add over 10,000 MW of wind power generation by 2035. It also works to develop and negotiate agreements with Indigenous communities, implement the Strategy for Economic Reconciliation, integrate innovative practices, and manage energy transactions and commercialization strategies to optimize power sales and purchases. By fostering diverse collaborations and supporting the energy transition in Québec, the Group contributes directly to the achievement of our Action Plan 2035 (see “Corporate Outlook” below for additional information on our Action Plan 2035);

•

The Groupe – Stratégie d’entreprise et finances (Corporate Strategy and Finance Group) carries out strategic planning, allocates financial resources and oversees risk management, namely by developing corporate guidelines and strategies. The Group also oversees our company’s full range of financial activities, in particular accounting activities, transactions, financing, financial planning, control activities as well as managing the pension plan investments; and

•

The Groupe – Stratégie énergétique et réglementaire et activités industrielles (Energy and Regulatory Strategy and Industrial Activities Group) carries out energy planning, forecasting Québec’s energy needs in the context of the energy transition and managing energy supplies, including negotiation and optimizing agreements with partners. It is also responsible for commercial relationships within Québec and beyond. The Group works to develop energy efficiency and demand management offers through rate options, energy efficiency programs and regulatory strategy change. It conducts these activities with a view to striking a balance between supply and demand at the lowest possible cost, while maximizing our contribution to achieving the Government’s decarbonization and economic development objectives. Finally, the Group helps industrial clients navigate the energy transition by providing tailored support and services.

As part of their activities, these groups are supported by the Groupe – Affaires corporatives (Corporate Affairs); Groupe – Affaires juridiques et gouvernance (Legal Affairs and Governance); Groupe – Talents et développement organisationnel (Talent and Organizational Development); Groupe – Technologies numériques (Digital Technologies) and Groupe – Audit interne (Internal Audit).

As at December 31, 2025, our core business is based on the following operations and activities, namely:

•

Energy generation and purchase: through our generation activities (the “Generation Activities”), we operate and develop our generating facilities in Québec, produce and purchase power to supply the Québec market and sell power on wholesale markets. We are mandated to ensure that we have the electric power supplies required to achieve the supply target established by the integrated energy resource management plan established by the Québec government. We also export electricity to neighbouring markets in Canada and the United States (see “Generation Activities – Markets outside Québec”);

•

Transmission Activities: through our transmission activities (the “Transmission Activities”), we operate and develop our power transmission system. We market our transmission system capacity and manage power flows throughout Québec; and

•

Distribution Activities: through our distribution activities (the “Distribution Activities”), we operate and develop our distribution system and ensure that the electric power needs of the Québec market are met in a sufficient, safe and reliable manner and at the lowest cost. We deliver power and services to our customers with a view to efficiency and sustainable development. In this context, we also promote energy efficiency among our customers.

Our transmission and distribution activities are regulated by the Régie de l’énergie du Québec (the “Energy Board”). A legislative reform entered into force in 2025 through the Act to ensure the responsible governance of energy resources and to amend various legislative provisions (the “Energy Resources Governance Act” or “ERGA”), which modifies Québec’s energy governance framework, including several aspects of the regulatory framework applicable to our activities and the extent of our mission (see “Regulatory Framework – Recent Developments”).

The following subsidiaries, affiliates and interests are included as part of our operations and activities:

•	Churchill Falls (Labrador) Corporation Limited (“CF(L)Co”) (34.2% interest; hydroelectric generation activities);

•	HQ Manicouagan inc. (wholly-owned; holds a 60% interest in Manicouagan Power Limited Partnership, which owns and operates a generating station (McCormick) located on the Rivière Manicouagan);

•

Marketing d’énergie HQ inc. (HQ Energy Marketing Inc.) (“HQEM”) (wholly-owned; conducts energy transactions in other Canadian provinces and holds shares in energy trading companies in Canada and the United States);

•	H.Q. Energy Services (U.S.) Inc. (“HQUS”) (wholly-owned subsidiary of HQEM; power marketer in the United States);

•

Great River Hydro NE, LLC (“GRH”) (wholly-owned subsidiary of HQEM; owns and operates 13 hydroelectric generating stations in New England, located in the states of Vermont, New Hampshire and Massachusetts) (see “Note 4 to the 2025 Consolidated Financial Statements”); and

•	Hydro-Québec Développement énergétique inc. (wholly-owned; project development (directly or indirectly through partnerships), including wind power).

In line with priorities articulated in our Action Plan 2035, we take part in various project developments, namely wind power projects, through partnerships with industry partners, Indigenous communities and municipalities.

BUSINESS

Generation Activities

We produce and purchase power to supply the Québec market and sell power on wholesale markets. We also export power to other provinces in Canada and to the United States.

Generation Operations

Facilities

We own and operate generating facilities in both Québec and the United States.

Generating Stations in Service in Québec

In Québec, our electric generation system comprises 88 generating stations currently in service, of which 62 are hydroelectric, 2 are photovoltaic solar and 24 are thermal, with a total installed capacity of 37,369 MW as of December 31, 2025. The following table lists the generating stations in service as of such date.

Name of Facility	Year(s) Commissioned[a]	Capacity
		MW
Hydroelectric
Robert-Bourassa	1979-1981	5,616
La Grande-4	1984-1986	2,779
La Grande-3	1982-1984	2,417
La Grande-2-A	1991-1992	2,106
Beauharnois	1932-1961	1,864
Manic-5	1970-1971	1,596
La Grande-1	1994-1995	1,436
René-Lévesque (Manic-3)	1975-1976	1,326
Jean-Lesage (Manic-2)	1965-1967	1,229
Bersimis-1	1956-1959	1,125
Manic-5-PA	1989-1990	1,064
Outardes-3	1969	1,026
Sainte-Marguerite-3	2003-2004	882
Laforge-1	1993-1994	878
Bersimis-2	1959-1960	845
Outardes-4	1969	785
Bernard-Landry (Eastmain-1-A)	2011-2012	768
Carillon	1962-1964	762
Romaine-2	2014	640
Toulnustouc	2005	526
Outardes-2	1978	523
Eastmain-1	2006	480
Brisay	1993	469
Romaine-3	2017	395
Péribonka	2007-2008	385
Laforge-2	1996	319
Trenche	1950-1955	302
La Tuque	1940-1955	287
Romaine-1	2015	270
Beaumont	1958-1959	270
Romaine-4	2022	245

Name of Facility	Year(s) Commissioned[a]	Capacity
		MW
McCormick	1951-1965	235
Rocher-de-Grand-Mère	2004	230
Rapide-Blanc	1934-1955	217
Paugan	1928-1956	216
Shawinigan-2	1911-1929	200
Manic-1	1966-1967	184
Shawinigan-3	1948-1949	184
Rapides-des-Îles	1966-1973	176
Sarcelle	2013	150
Chelsea	1927-1939	144
Première-Chute	1968-1975	124
La Gabelle	1924-1931	124
Les Cèdres	1914-1924	113
Rapides-des-Quinze	1923-1955	111
Other (17 generating stations rated less than 100 MW)	1915-2009	786

Total		36,809

Photovoltaic solar
Gabrielle-Bodis	2021	8
Robert-A.-Boyd	2021	2

Total		10

Thermal
Bécancour (gas turbine)	1992-1993	411
Other (23 diesel plants on off-grid systems)	1967-2024	139

Total		550

a)	Indicates year(s) when facilities began commercial operation.

Generating Stations in Service in the United States

In the United States, we own and operate 13 hydroelectric generating stations (589 MW) through our wholly-owned subsidiary GRH, as well as 2 hydroelectric generating stations jointly with Innergex Renewable Energy Inc. (“Innergex”), from which we are entitled to 50% of the installed capacity, or 30 MW. Consequently, the total installed capacity to which we are entitled as of December 31, 2025, is 619 MW.

In February 2025, Innergex and Caisse de dépôt et placement du Québec (“La Caisse” or “CDPQ”) announced that they had entered into a definitive agreement pursuant to which La Caisse would acquire all of the issued and outstanding common shares of Innergex (the “Innergex Sale”), including all of the common shares held by Hydro-Québec (representing 19.9% of all issued and outstanding common shares of Innergex) acquired in February 2020. On July 21, 2025, in connection with the consummation of the Innergex Sale, we closed the sale of our minority ownership interest in Innergex to La Caisse (see “Note 10 to the 2025 Consolidated Financial Statements”).

Electricity Purchases

We purchase energy and capacity from the Churchill Falls generating station in Labrador through agreements with CF(L)Co. Under an initial power contract signed in 1969 with CF(L)Co, we agreed to purchase annually, through the year 2041, 4,083 MW of power (the “1969 Power Contract”). In June 1999, we signed an agreement with CF(L)Co to guarantee us the availability of 682 MW of additional power for each November 1 to March 31 period until 2041. In December 2021, we signed an agreement with CF(L)Co to purchase additional energy until August 2026, up to a maximum quantity of 2 TWh annually. In March 2024, we entered into a new short-term energy agreement to purchase a volume of banked energy in the Churchill Falls reservoir from Newfoundland & Labrador Hydro.

In 2025, the energy and capacity purchased from Churchill Falls totaled 22.2 TWh at a cost of $126 million as compared to 27.1TWh in 2024 at a cost of $197 million.

In December 2024, we signed a non-binding agreement in principle (the “MOU”) with Newfoundland & Labrador Hydro (“NLH”), CF(L)Co’s parent company, which sets out a framework for a new long-term energy purchase and development initiative. As part of this initiative, a new agreement would be negotiated to replace the 1969 Power Contract. In December 2025, the Government of Newfoundland and Labrador announced the creation of a review committee to conduct an assessment of the previously negotiated MOU from the perspective of the Province of Newfoundland and Labrador, the results of which were published on May 19, 2026, and included, as part of the broader findings, a recommendation that the Government of Newfoundland and Labrador reopen negotiations with Hydro-Québec. The Government of Newfoundland and Labrador appointed a new negotiating team to represent them in upcoming negotiations, and we expect to reengage with our counterparty.

We have a power purchase agreement with Rio Tinto Alcan Inc. (“RTA”), that was amended in 2006, for the purchase of 365 MW of peak power and 375 MW of additional peak power. Under this 2006 amendment, we also agreed to purchase from RTA an additional 150 MW of peak power and to extend the agreement until December 31, 2045.

On December 23, 2021, we entered into a 40-year escalating electricity purchase agreement with Evolugen, the Canadian operating business of Brookfield Renewable, pursuant to which we purchase the output of the Lièvre hydroelectric portfolio in Québec, representing a capacity of 263 MW.

In addition, we purchase energy and capacity under 53 long-term contracts with independent producers located in Québec. During 2025, 2.4 TWh were purchased under these contracts, at a total cost of $187 million. For 2026, we expect to purchase approximately 3.2 TWh. In our role as power distributor in Québec, we also have long-term contracts with independent producers (see “Distribution Activities”). We also purchase energy and capacity in connection with our energy marketing operations. In 2025, purchases made on a short-term basis in markets outside Québec represented 15.2 TWh at a cost of $1,151 million, compared to 9.4 TWh at a cost of $335 million in 2024.

Peak

We use energy purchased from our neighbouring systems, which experience different demand patterns, to meet a portion of our peak power needs in Québec (see “Wholesale and Energy Marketing Operations”). The following table summarizes our peak power demand in Québec and installed capacity as at December 31 for the years 2021 through 2025.

	Peak Power Demand[a]		Installed Capacity QC		Installed Capacity US	Total Average Load[c]
MW
2021	40,537		37,248		30	26,474
2022	42,601		37,439		30	26,908
2023	36,346		37,436		619	24,804
2024	39,871		37,407		619	23,800
2025	41,502	[a]	37,369	[b]	619	24,242

a)

The 2025 figure is the best estimate as at June 5, 2026. The values indicated reflect demand at the annual domestic peak for the winter beginning in December. The 2025-2026 winter peak occurred at 8:00 a.m. on January 24, 2026.

b)

In addition to the generating capacity of our own facilities, we have access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with CF(L)Co that will remain in effect until 2041. A new non-binding agreement in principle reached in 2024 provides for the replacement of this contract with a new one that will run until 2075. We also purchase all the output from 45 wind farms (4,137 MW) and 55 hydroelectric generating stations (714 MW) and almost all the output from 12 biomass and 4 biogas cogeneration plants (385 MW) operated by independent power producers. Moreover, 525 MW are available under long-term contracts.

c)	Total energy requirements consist of kilowatthours delivered within Québec and to neighbouring systems, divided by the number of hours in the year.

Wholesale and Energy Marketing Operations

Québec Wholesale Market

The Québec wholesale electricity market has been open since May 1, 1997. This market is comprised of 11 distributors: Hydro-Québec (as part of its Distribution Activities), nine municipal systems and one regional electricity cooperative. As a result of the opening of the wholesale market, the municipal systems can, subject to the Government’s authorization, purchase electricity from suppliers other than us, and independent generators in Québec can sell their electricity on the wholesale market using our transmission system.

A part of our production is reserved to the Québec market with a base volume of up to 165 TWh of heritage pool electricity annually (the “Heritage Pool Electricity”). Since 2014, the Heritage Pool Electricity has been subject to a yearly indexation. The authorized average price was 3.46¢/kWh for 2024 and 3.59¢/kWh for 2025. With the entry into force of the ERGA, starting in 2026, the yearly indexation is to be determined on a three-year basis corresponding to our rate review cycle. The authorized average prices for the next three rate years (starting April 1st of each year) are 3.66¢/kWh for 2026, 3.74¢/kWh for 2027 and 3.81¢/kWh for 2028.

In addition to the Heritage Pool Electricity, we may also use our own generation assets to supply the Québec market (see “Distribution Activities – Electricity Supply”).

Markets Outside Québec

Our main markets outside Québec from which we buy and to which we sell energy and capacity consist of neighbouring networks located in Canada and the United States.

HQUS is a member of New York ISO, ISO New England (which includes all or parts of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont), Midcontinent ISO (which includes all or parts of Arkansas, Illinois, Indiana, Iowa, Kentucky, Louisiana, Michigan, Minnesota, Mississippi, Missouri, Montana, North Dakota, South Dakota, Texas, Wisconsin and Manitoba (Canada)) and PJM Interconnection (which includes all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia). HQUS is also a participant in the electricity markets operated by Southwest Power Pool Inc. (which includes all or parts of Arkansas, Iowa, Kansas, Louisiana, Minnesota, Missouri, Montana, Nebraska, New Mexico, North Dakota, Oklahoma, South Dakota, Texas and Wyoming) and by ERCOT (which includes parts of Texas). ISOs, or Independent Systems Operators, and RTOs, or Regional Transmission Organizations, enable participants to buy and sell energy, schedule bilateral transactions and reserve transmission service. HQUS holds a permit from the U.S. Federal Energy Regulatory Commission to sell at market-based rates.

HQEM is a participant of the Ontario Independent Electricity System Operator (the “Ontario IESO”). HQEM sells and buys energy in Manitoba, Ontario, New Brunswick and Nova Scotia, and has transmission service agreements with Manitoba Hydro and New Brunswick Power Corporation to reserve transmission service on their respective systems.

We have long-term export contracts for the sale of electricity. The following table summarizes our principal energy export agreements.

Principal Energy Export Agreements

Counterparties	Expiry Date	Maximum Hourly Delivery Rate	Maximum Annual Deliveries
		MW	TWh
Cornwall Electric – Canada	2030	145	0.6[a]
Massachusetts Municipal Wholesale Electric Company	2025[b]	15	0.1
New Brunswick Power Corporation	2040	N/A	6.0
Vermont power distributors[c]	2038	240	1.3
Massachusetts Electric Distribution Companies[d]	2046	1090	9.5

a)	The contract does not provide for maximum annual deliveries. The volume of actual deliveries during the year 2025 is included in this table for reference only.
b)	Delivery period ended on October 31, 2025.
c)	Green Mountain Power Corporation, Vermont Electric Cooperative, Inc., Vermont Public Power Supply Authority, the Town of Stowe Electric Department and City of Burlington, Vermont Electric Department.
d)

Fitchburg Gas And Electric Light Company D/B/A Unitil, Nstar Electric Company D/B/A Eversource Energy and Massachusetts Electric Company And Nantucket Electric Company D/B/A National Grid, as part of the NECEC Project (as defined below).

Over the past decade, we participated in the development of two major transmission line projects to New England and New York.

In February 2018, Massachusetts Electric Distribution Companies selected the New England Clean Energy Connect transmission line project (the “NECEC Project”), led by our partner NECEC Transmission LLC, in which we are a partner to supply 9.45 TWh of clean hydroelectricity power annually over a 20-year period through a new transmission line from the Québec/Maine border to the City of Lewiston, Maine, built and operated by NECEC Transmission LLC. The NECEC Project was put into commercial operation on January 16, 2026, and deliveries have commenced since that date.

In September 2021, following a request for proposals issued in connection with New York State’s Clean Energy Standard, the New York State Energy Research and Development Authority (“NYSERDA”) selected our electricity and the Champlain Hudson Power Express (“CHPE”) line. We signed contracts with the CHPE line developer, Transmission Developers Inc., and NYSERDA in November 2021. Approval from the New York Public Service Commission for the agreement with respect to the sale of environmental attributes was obtained in April 2022. Construction work began late in 2022 in the U.S. In July 2023, the Québec government authorized construction of the Hertel-New York interconnection line that connects to the CHPE line. The Canada Energy Regulator also issued the permit authorizing the construction of the interconnection. Under the project, the 1,250-MW CHPE line is expected to bring up to 10.4 TWh of renewable energy to New York. The CHPE line was put into commercial operation on May 13, 2026.

Our subsidiary GRH owns and operates 13 hydroelectric generating stations in New England, located in the states of Vermont, New Hampshire and Massachusetts (see “Note 4 to the 2025 Consolidated Financial Statements”).

Electricity Sales and Revenue

The following table summarizes electricity sales and revenue outside Québec, for the years 2021 through 2025.

Electricity Sales and Revenue Outside Québec

	Years ended December 31
	2021	2022	2023	2024		2025
Electricity Sales (GWh)	36,190	35,634	23,001	15,092	[a]	11,776	[a]
Revenue from Electricity Sales ($M)	1,826	2,912	2,365	1,499		1,703

a)	The results for 2024 and 2025 are set against a backdrop of low runoff. For more details, see “Overview” in the Management’s Discussion and Analysis for the Year Ended December 31, 2025.

Transmission Activities

Through our Transmission Activities, we offer the following services:

•

transmission of electricity to supply Québec’s native load; the native load is made up of the total transmission requirements of the Québec wholesale market (see “Generation Activities – Québec Wholesale Market”) but excludes customers in remote communities;

•

point-to-point transmission service; as of the end of 2025, in addition to our Generation and Distribution Activities which are subject to a transmission service agreement for regulatory purposes, we have signed transmission service agreements with 32 other customers; and

•	connection of privately-owned generating facilities to our transmission system; we currently serve 66 of these generating stations.

Our Transmission Activities also include our holding in Cedars Rapids Transmission Company, Limited, a transmission provider that owns and operates a 370 MW interconnection line linking our grid at Les Cèdres and Langlois substations in Québec with the Cornwall Electric system in Ontario and the National Grid system in New York State.

Transmission System

Most generating complexes in Québec are located at substantial distances from consumer centers. As a result, our transmission system is one of the most extensive in North America, totaling approximately 22,000 miles of lines. The system includes the following facilities as at December 31, 2025.

Voltage	Substations	Lines (miles)a
765 kV and 735 kV	41	7,817
450 kV DC	2	757
315 kV	88	3,434
230 kV	54	2,024
161 kV	43	1,299
120 kV	227	4,450
69 kV or less	80	1,896

TOTAL	535	21,677

a)	Miles covered by the transmission system. Many facilities carry two circuits on the same infrastructure.

We offer open access to our transmission grid in accordance with the Hydro-Québec Open Access Transmission Tariff. Consequently, electricity distributors, producers and marketers in and outside Québec have the option to enter into transactions with distributors, producers and marketers to buy or sell electricity and to wheel in, wheel out or wheel through our transmission grid at specified rates.

The Direction principale – Contrôle des mouvements d’énergie et exploitation du réseau (System Control and Operations Unit) is responsible for energy dispatching, power flow supervision and system security monitoring. It also acts as Reliability Coordinator for transmission systems in Québec. Our transmission system is linked through interconnections with other major power systems in Canada (Ontario, New Brunswick and Newfoundland and Labrador) and the northeastern United States (New York and New England).

The following table shows existing interconnection capacity with neighbouring systems outside Québec as at December 31, 2025. Available transfer capacities (ATC) are posted on the OASIS (Open Access Same-Time Information System) website.

Interconnections with Neighbouring Systems Outside Québec

		Maximum Export Capacity	Maximum Import Capacity	Voltage
		MW	MW	kV
CANADA	Ontario	2,680	1,965	120, 230 and 240
	New Brunswick	1,200	775	230, 315 and 345
	Newfoundland and Labrador	0[a]	5,150	735
UNITED STATES	New York	2,079	1,100	120 and 765
	New England	2,287	2,170	120 and ±450 DC

a)

The total transfer capability (TTC) on the HQT-LAB path is zero (0 MW), regardless of system conditions, since a minimum power flow on the reverse path must be maintained to ensure reliable operation. Despite a TTC of zero, non-firm ATC is generally available due to counterflows.

On January 16, 2026, the interconnection with the NECEC Project at the Québec/Maine border was put in service with a total voltage of 320-kV and capacity of 1,250 MW, increasing the maximum export capacity to New England to 3,537 MW.

Distribution Activities

Through our Distribution Activities, we are mandated to provide a sufficient, safe and reliable supply of electricity and related services to the Québec market at the lowest cost. To fulfill this responsibility, we rely primarily on our Heritage Pool Electricity. For supplies required in excess of the Heritage Pool Electricity, we may also use our own generation assets and purchase additional electricity at market conditions from suppliers in the market in compliance with applicable regulatory provisions (see “Regulatory Framework – Energy Board Act”).

Our distribution system is comprised of 75,652 miles of medium voltage lines (almost exclusively 25 kV), as well as 67,816 miles of low voltage lines. Approximately 10% of all such lines are underground.

We sell to a wide range of customers, from large industrial users, which accounted for 29% of sales volume in 2025, to residential customers, which represented 40% of sales volume in the same period. Revenues are also derived from sales to commercial, institutional and small industrial customers as well as distributors operating municipal electric systems.

Electricity Supply

We rely on various internal and external sources to supply the Québec market. Primarily, we rely on the Heritage Pool Electricity of 165 TWh and, for supplies required in excess of the Heritage Pool Electricity, we may use our own generation assets, for which the electricity costs are set by the Energy Board based on the competitiveness of comparable products and services, or purchase additional electricity at market conditions from suppliers in the market. Short-term supplies are to be provided through our Generation Activities according to a pricing formula established by the Energy Board.

Our six agreements currently in effect for the supply via our Generation Activities of 1,259 MW annually, entered into prior to the Energy Resources Governance Act, remain in force. These include two agreements totaling 600 MW annually over a 20-year period, beginning in March 2007; three agreements totaling 500 MW annually over a 20-year period beginning in December 2018; and one agreement of 159 MW annually over a 20-year period which is expected to begin in December 2026. We also have 91 contracts in effect with independent producers for the supply of 7,432 MW (including 6,444 MW of wind-generated electricity) for deliveries beginning between 2006 and 2029. We also have long-term contracts established with independent producers in connection with our Generation Activities (see “Generation Activities – Electricity Purchases”).

The following table summarizes these contracts as at December 31, 2025.

Long-Term Contracts Awarded

Type of power	Number of Contracts[c]		Capacity	Starting Date	Expiry Date
			MW
Hydroelectric	14[a]	In service	1,228	2005-2024	2027-2064
	4[b]	Under development	200	2026	2046

Natural gas cogeneration	1	Mothballed	507	2006	2026

Wind	39[a]	In service	3,722	2006-2022	2026-2043

	18[b]	Under development	2,722	2026-2029	2051-2059

Forest biomass cogeneration	16	In service	283	2007-2021	2027-2046

	2[b]	Under development	14	2026	2051

Biogas cogeneration	3	In service	15	2012-2017	2032-2042

TOTAL	97		8,691

a)	Two hydroelectric contracts and one wind-generated electricity contract already in service are on off-grid systems.
b)	Four wind-generated electricity contracts and one cogeneration contract under development are on off-grid systems.
c)	The term “Contracts” includes the six legacy agreements relating to Generation Activities.

Our objective is to have a flexible and diversified energy portfolio to deal with fluctuations in demand. Prior to the enactment of the Energy Resources Governance Act, every three years, we prepared electricity supply plans covering the following 10 years. Such supply plans presented forecasts of our customers’ electricity requirements, taking into account energy efficiency measures, along with the various means that we intended to use to ensure a secure supply of electricity for Québec. Our current supply plan, the “Electricity Supply Plan 2023-2032”, was filed with the Energy Board in November 2022, with decisions on phases 1 and 2 rendered in 2023 and 2024. We file progress reports on our Electricity Supply Plan 2023-2032 to the Energy Board annually since November 2023 and the last progress report was filed November 1, 2025.

The Energy Resources Governance Act requires us to file our next electricity supply plan covering the next 15 years to be prepared in compliance with the Québec Energy Management Plan detailing Québec’s energy transition objectives for the next 25 years (see “Regulatory Framework – Recent Developments”). We are awaiting the publication of the initial Québec Energy Management Plan in order to prepare and file our next electricity supply plan.

We have taken various measures with the goal of achieving a balance between supply and demand in Québec, including:

•

On May 6, 2025, we launched a call for tenders to acquire 300 MW solar photovoltaic electricity supplies to meet Québec’s growing energy needs over the 2023–2032 period covered by the Electricity Supply Plan, with the goal to enter into long-term power supply contracts in connection with new projects that will be connected to our integrated grid by December 1, 2029. The deadline for submitting bids was March 31, 2026;

•

As announced in December 2025, we launched a new call for tenders on April 10, 2026 to acquire wind power (expected to range from 5 to 10 TWh, and 1,500 to 3,000 MW of installed capacity) with an emphasis on Québec content, cost competitiveness, municipal support, and partnerships with local communities and First Nations. Tenders are to be submitted by end of February 2027; and

•

On October 29, 2015, the Energy Board agreed to exempt us from filing each year to obtain an annual extension of the suspension period for TransCanada Energy’s (“TCE”) Bécancour generating station. TCE will not be restarted as a base resource until the end of the contract in September 2026. On January 22, 2026, Hydro-Québec and TCE announced their intent to begin the authorization process for the conversion of the Bécancour generating station into a peaking facility, to be commissioned for the winter of 2028-2029.

New electricity from our generation activities, as well as additional electricity procurement could be solicited in the coming years in order to maintain this balance (see “Regulatory Framework – Energy Board Act”).

Demand Response and System Management

In order to support our demand response during the winter period (typically extending over the calendar months of December to March), we have developed some flexibility in the management of our system and currently have planned 3,036 MW of demand response from various programs and rates for winter 2025-2026. Specifically, an interruptible power rate option is offered to medium and large customers and expected to deliver 1,088 MW. In addition, the residential, commercial and institutional sectors are expected to deliver 1,948 MW through various initiatives. These include dynamic rates, winter credits, additional electricity options tailored for specific needs (for instance, photosynthetic lighting or space heating to raise crops), demand response options and mandatory demand reductions (specifically relating to third party data centers specialized in cryptographic use). We also offer various energy efficiency and demand response programs providing financial support to purchase and install equipment lowering energy consumption or managing power demand during winter peaks. Furthermore, in addition to demand response initiatives, 400 MW of concurrent peak-saving capacity in our residential dual-energy market is planned for winter 2025-2026.

We have entered into special agreements with six industrial customers for whom electricity costs represent a substantial proportion of total production costs. Some of these agreements provide for the sale, on a long-term basis, of firm energy at prices that vary in accordance with a formula based on the market price of aluminum. We manage the exposure to fluctuations in aluminum prices resulting from these contracts by entering into financial transactions, such as futures or swaps (see “Note 14 to the 2025 Consolidated Financial Statements”). In 2025, deliveries under these agreements accounted for 51.9% of the total energy deliveries to large industrial users.

Electricity Rates

Under the applicable provisions of the Energy Board Act, rates are fixed or modified by the Energy Board (see “Regulatory Framework – Energy Board Act”).

Until June 2025, the Act to simplify the process for establishing electricity distribution rates (the “Rates Simplification Act”), enacted in December 2019, specified that electricity distribution rates were to be set or modified by the Energy Board every five years as of April 1, 2025, and indexed annually in the interim, based on the annual change in the average Québec Consumer Price Index. After February 2023, pursuant to the Act mainly to cap the indexation rate for Hydro-Québec domestic distribution rate prices and to further regulate the obligation to distribute electricity (the “2023 Domestic Rates Indexation Act”), the indexation rate for residential electricity rates was to be based on the lesser of the average Consumer Price Index (the “CPI”) and the top rate of the Bank of Canada’s inflation-control range.

Pursuant to the Energy Resources Governance Act, electricity rates are now established according to the cost-of-service method over a three-year rate cycle. Rates are determined on a cost-of-service basis, including a reasonable return on the rate base (see “Regulatory Framework – Energy Board Act”).

In July 2025, we presented a new rate application to fix distribution rates for the years beginning on April 1, 2026, April 1, 2027, and April 1, 2028. In October 2025, as permitted by the ERGA, the Québec Government issued an order establishing the maximum rate increase for residential customers at 3% for those rate years. In March 2026, the Energy Board determined increases on a provisional basis for the next three rate years, with residential customers rates to be increased by 3.0% for 2026, 2.9% for 2027 and 2.6% for 2028, and all other customers distribution rates to be increased by 3.8% for each of 2026, 2027 and 2028. The Energy Board’s final approval is expected during the second quarter of 2026.

Past Energy Board decisions for the rate year 2025 are currently the object of administrative and judicial proceedings to challenge certain elements of the decisions; however, we do not expect these proceedings to have a material impact on our business.

The following table shows the rate changes that took effect in each year and the average yearly rate increase, from 2021 to 2026, as well as annual inflation rates:

	2021	2022	2023	2024	2025	2026
Residential rate increase as of April 1	1.3%	2.6%	3.0%[a]	3.0%[a]	3.0%[b]	3.0%[b]
Business rate increase as of April 1	1.3%	2.6%	6.5%	5.1%	3.6%	3.8%
Rate L increase as of April 1[c]	0.8%	1.7%	4.2%	3.3%	1.7%	3.8%
Average residential rate increase from January 1 to December 31	1.0%	2.3%	2.9%	3.0%	3.0%	3.0%
Inflation Rate[d]	3.4%	6.8%	3.9%	2.4%	2.1%	2.4%[e]

a)	As limited per the 2023 Domestic Rate Indexation Act.
b)	As limited per the Energy Resources Governance Act.
c)	Rate L is the rate that applies to an annual contract whose minimum billing demand is 5,000 kW or more and which is principally related to an industrial activity (“Rate L”).
d)	Canadian Consumer Price Index for the calendar year.
e)	March 2026 forecast published by Consensus Economics Inc.

Electricity Sales and Revenue

The following table summarizes consolidated electricity sales and revenue in Québec, by customer segments, for the years 2021 through 2025.

Operating Statistics

	Years ended December 31
	2021	2022	2023	2024	2025
GWh
Electricity Sales
In Québec, by segment
Residential	67,572	70,941	68,221	68,275	74,705
Commercial, institutional and small industrial	46,157	47,983	47,571	48,174	49,631
Large industrial	55,779	55,357	55,087	54,387	53,959
Other	5,721	6,279	6,450	6,401	6,622

Total Electricity Sales	175,229	180,560	177,329	177,237	184,917

$M
Revenue from Electricity Sales
In Québec, by segment
Residential	5,522	5,974	5,852	6,035	6,857
Commercial, institutional and small industrial	3,957	4,205	4,406	4,697	5,041
Large industrial	2,498	2,674	2,852	2,939	2,949
Other	342	378	405	408	438

Total Revenue from Electricity Sales	12,319	13,231	13,515	14,079	15,285

As at December 31

Number of Customer Accounts
In Québec, by segment
Residential	4,128,692	4,178,346	4,223,163	4,264,311	4,309,418
Commercial, institutional and small industrial	323,501	325,498	327,790	329,638	331,842
Large industrial	193	194	201	205	215
Other	4,812	4,868	4,938	4,989	5,057

Total Customer Accounts	4,457,198	4,508,906	4,556,092	4,599,143	4,646,532

REGULATORY FRAMEWORK

Recent Developments

On June 7, 2025, the Energy Resources Governance Act received royal assent. The ERGA modifies Québec’s energy governance framework by introducing a government-approved integrated energy resource management plan which will include electricity supply and energy efficiency targets to meet the needs of Québec markets while considering the province’s energy transition and sustainable development goals (the “Québec Energy Management Plan”). Every six years, the ERGA requires that the Minister of Economy, Innovation and Energy (the “Minister”), in collaboration with various stakeholders, including Hydro-Québec, prepare a 25-year plan. We are responsible for proposing the Québec Energy Management Plan’s electric component to the Minister.

The ERGA significantly amends the regulatory framework applicable to electricity supplies, in particular by allowing us more flexibility in our choice of strategy and sources of supply with respect to our electricity distribution activities. We are no longer required to use calls for tenders to meet the needs of the Québec market beyond the Heritage Pool Electricity of 165 TWh, which constitutes its main source of supply. As a result, it will now be possible for us, as needed, to use calls for proposals or enter into direct contracts in order to implement our wind power strategy, or even meet post-heritage requirements by relying on our own generating assets. The ERGA also allows activities related to short-term energy market transactions to be replaced with a new approach. As a result, the short-term supplies required to supply the native load, beyond the Heritage Pool Electricity, contracts and other long-term supplies, are now provided by Hydro-Québec. In a manner similar to all new supplies provided by the company, the cost of short-term supplies will be established at a cost reflecting that of the market for a comparable service or product.

The ERGA also amends the Hydro-Québec Act and the Energy Board Act to, among other things, (i) facilitate the development of new energy production and transmission infrastructure, (ii) introduce a three-year rate setting process and more flexibility for demand-based electricity pricing and rate innovation; and (iii) facilitate the creation of economic partnerships with Indigenous and municipal partnerships for major power projects.

Hydro-Québec Act

Under the provisions of the Hydro-Québec Act, as amended by the ERGA, Hydro-Québec’s mission has been broadened to act and innovate in the field of energy or in any related field, for instance with respect to research. We are required to ensure, in a sufficient, safe and reliable manner and at the lowest cost, that the electric power needs of Québec markets are met. We are required to ensure that Québec has the electric power supplies required to achieve the supply target established by the Québec Energy Management Plan. We are also required to contribute to the energy transition, promote sound management of energy consumption and act in a manner that maximizes the economic, social and environmental benefits in Québec.

Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met (see “Note 15 to the 2025 Consolidated Financial Statements”). Our dividend policy is to distribute 75% of our net income.

Energy Board Act

The Act respecting the Régie de l’énergie (the “Energy Board Act”) grants the Energy Board exclusive authority to fix or modify our rates and conditions for the transmission and distribution of electric power in Québec. Our Transmission and Distribution Activities in Québec are therefore regulated. The ERGA has modernized the role of the Energy Board to facilitate the implementation of the Québec Energy Management Plan’s energy transition and economic development objectives. This will enable the development or revision of existing rates and programs to keep pace with our evolving business context and help mitigate financial risk.

The ERGA also requires the Chair of the Energy Board to establish management objectives intended to expedite decision-making.

The Energy Board consists of up to twelve full-time members appointed by the Government and, in the exercise of its functions, is charged with reconciling the public interest, consumer protection and the fair treatment of the electric power carrier and of distributors.

Under the Energy Board Act, we are granted exclusive rights for the distribution of electricity across Québec, except in territories served by municipal or private systems operating as of May 13, 1997.

In 2019, the Rates Simplification Act (see “Electricity Rates”) was adopted to specify that electricity distribution rates were to be set or modified by the Energy Board every five years starting April 1, 2025, and indexed annually in the interim based on the annual change in the average Québec Consumer Price Index.

The ERGA has changed this indexation mechanism and rate review cycle. Starting for the rate year 2026, electricity distribution and transmission rates are to be set by the Energy Board every three years based on the cost-of-service method, which marks the end of inflation-based indexation for Distribution Activities. To ensure that rates remain aligned with the realities of our business context, it will be permissible, subject to authorization by the Energy Board, to introduce or modify specific rates at any point during the rate cycle. The Energy Board may also spread, or level, any rate increase over the three-year rate cycle to provide greater price stability and predictability for consumers in Québec. Additionally, the ERGA allows the Government to set a maximum rate increase in residential electricity distribution rates.

The ERGA provides the implementation of a new mechanism to consider surpluses or losses of revenue accumulated during the rate cycle. We expect to file a docket in this regard with the Energy Board in 2026.

In addition to rate setting powers, the Energy Board has the authority to: (i) approve our electric power supply plan; (ii) designate a reliability coordinator for Québec and adopt the reliability standards submitted by the coordinator; (iii) authorize our transmission investment projects; and (iv) rule upon complaints from customers concerning application of rates or conditions of services.

The ERGA maintains the obligation to obtain prior authorization from the Government for any new request, any customer request for an additional load or any request from a customer having a special contract for 5,000 kilowatts (kW) or more of power. Similarly, ERGA requires us to obtain prior authorization from the Government to distribute electric power to any person requesting 5 megawatts (MW) or more. Finally, ERGA requires us to obtain prior approval from the Government for any cryptocurrency mining-related electricity demands of 50 kW or more. In all cases, the Government may attach conditions to its approval based on the economic, social and environmental impacts of the electric usage.

Generation Activities

The Energy Board does not regulate our generation activities.

Transmission Activities

Transmission rates and service conditions are subject to approval by the Energy Board.

In accordance with its authority relating to rate determination, the Energy Board implemented a performance-based regulation mechanism for our Transmission Activities, effective in 2019. The regulation mechanism came to an end on December 31, 2022.

Surplus earnings realized from carrying on transmission activities in Québec are subject to an earnings sharing mechanism. Earnings in excess of the authorized rate of return are shared with customers in the following proportions:

•	50/50 sharing for the first 100 basis points above the authorized rate of return; and

•	75% customers and 25% Hydro-Québec, beyond 100 basis points.

Any shortfall is absorbed by Hydro-Québec.

In March 2025, the Energy Board approved the following transmission rates effective on January 1, 2025: $78.10/kW/year for firm long-term point-to-point transmission service and an amount payable for the native-load transmission service of $3,143.2 million per year. The revenue for rate-setting purposes totaled $3,517.1 million for short- and long-term point-to-point transmission services and native-load. Transmission rates were later declared provisional by the Energy Board as part of applications for revision that are still pending.

In March 2026, the Energy Board approved the following transmission rates for 2026, 2027 and 2028, respectively: $77.82/kW/year, $79.73/kW/year and $81.86/kW/year for firm long-term point-to-point transmission service and an amount payable for the native-load transmission service of, respectively, $3,154.4 million per year, of $3,258.4 million per year and of $3,395.8 million per year. The revenue for rate-setting purposes totaled for 2026, 2027 and 2028, respectively: $3,685.4 million, $3,856.1 million and $4,031.6 million for short- and long-term point-to-point transmission services and native-load.

The Direction principale – Contrôle des mouvements d’énergie et exploitation du réseau (System Control and Operations Unit) is the Reliability Coordinator for transmission systems in Québec as designated by the Energy Board.

Under the ERGA, a 15-year plan is to be filed detailing the transmission infrastructure required to connect the new generation approved as part of our 15-year electricity supply plan (see “Distribution Activities – Electricity Supply”). This transmission infrastructure plan will have to be submitted six months after our electricity supply plan is authorized by the Energy Board.

Distribution Activities

Under the ERGA, Hydro-Québec has more flexibility to meet its responsibility for supplying Québec’s electricity needs in excess of the Heritage Pool Electricity. It will now be able to meet post-Heritage needs directly or through the most appropriate contractual method, namely calls for tenders or negotiated contracts with third parties or partnerships.

Effective April 1, 2026, electricity rates for 2026 have been increased by 3.0% for residential customers and by 3.8% for both business and Rate L customers.

Canadian Energy Regulator Act

Our exports of electricity are subject to the Canadian Energy Regulator Act (S.C. 2019, c. 28, s. 10) and its applicable related regulations which provide that a permit or license must be obtained from the Canada Energy Regulator for such exports.

We hold the following permits for exports of electricity for which there are no specific contracts or export sales arrangements in place and for a term of ten (10) years or less:

•

One (1) permit bearing number EPE-459 to Hydro-Québec expiring on December 31, 2030, and authorizing the export of up to a maximum of 30 TWh annually of firm and interruptible electrical energy from Québec to the United States; and

•

One (1) permit bearing number EPE-440 to our subsidiary, HQ Energy Marketing Inc., expiring on April 7, 2029, and authorizing the export of up to a maximum of 30 TWh annually of firm and interruptible electrical energy and up to a maximum of 6,000 MW of capacity at all times from other Canadian provinces to the United States.

Each of these permits allows us to take advantage of short-term transactions and the spot market transactions in the United States.

We also hold the following permits for exports of electricity for which there is a specific contract or export sales arrangement in place and for a term of more than ten (10) years:

•

One (1) permit bearing number EPE-370 to Hydro-Québec expiring on December 31, 2039, and authorizing the export of up to annual quantities that vary between 0.03 TWh and 2.6 TWh depending on the applicable calendar year of firm and interruptible electrical energy from Québec to the United States in the context of the 2010 long-term contract with certain Vermont entities; and

•

Three (3) permits bearing numbers EPE-520, EPE-521 and EPE-522 respectively to Hydro-Québec, on behalf of our subsidiary H.Q. Energy Services (U.S.) Inc., each expiring on January 6, 2046 and authorizing the export of up to an aggregate maximum of 9,905,779 MWh during any period of 12 consecutive calendar months of firm and interruptible electrical energy from Québec to the United States in the context of the Appalaches-Maine / NECEC long-term contracts with certain Massachusetts electric distribution entities.

The Canada Energy Regulator also regulates international power lines, and we operate our interconnections with the United States in accordance with the terms and conditions of all applicable authorizations concerning those international power lines.

Environmental Regulation

Our activities are subject to federal and provincial environmental laws and regulations, as well as certain municipal bylaws. Most construction projects require environmental impact assessments, together with consultation processes and approval from relevant governmental authorities. Some projects may also be subject to public hearings by an independent body.

As a government-owned corporation, we are subject to the Sustainable Development Act and the Government Strategy. We adhere to the 2030 Plan for a Green Economy (2023–2028 implementation cycle) and have adopted our own Sustainable Development Plan (2024–2028) and Biodiversity Action Plan (2024–2028). We are also updating our Climate Change Adaptation Plan.

We operate facilities across more than 31,000 km², encompassing most of Québec’s ecosystems. We have committed to integrating biodiversity considerations throughout project planning and operations to reduce environmental impact and support the protection of Québec’s ecosystems.

Our environmental management system complies with ISO 14001:2015, recertified in December 2025 for a period of three years. Environmental impacts and risks are reviewed annually.

CORPORATE OUTLOOK

Action Plan 2035

At the end of 2023, we presented our Action Plan 2035 – Towards a Decarbonized and Prosperous Québec (the “Action Plan 2035”), which revolves around two pillars: electricity service quality and the energy transition. The Action Plan 2035 is structured around five main priorities, which were each supported in 2025 by corresponding strategic initiatives to help achieve our goals:

(1)	Improve service quality: initiatives focused on greater grid reliability, streamlined customer experience and proactive communications;

(2)	Help our customers make better use of electricity: initiatives focused on more responsible and efficient energy use with improved support;

(3)	Increase our power generation capacity: initiatives focused on a more diverse energy mix;

(4)	Partner with First Nations and Inuit communities: initiatives focused on lasting partnerships with First Nations and Inuit communities; and

(5)	Become an agile, innovative and transparent organization: initiatives focused on greater readiness for tomorrow’s challenges.

Development Strategy

In 2026, we plan to make investments of approximately $10.0 billion. These investments are expected to be mainly composed of investments in property, plant and equipment and intangible assets, as well as investments in the regulatory asset with respect to costs related to energy efficiency and demand response initiatives, most of which are expected to be allocated to the Transmission Activities ($3.8 billion), the Generation Activities ($2.1 billion) and the Distribution Activities ($2.4 billion). Increased investments in Corporate and Other ($1.7 billion) are expected to be allocated to strategic investments for prospective projects, including wind power projects, and other capital expenditures. More than half of the total amount to be invested will be used to increase the reliability and resilience of the power system to provide improved customer service.

The 2026 borrowing program is expected to total approximately $9.0 billion. The funds raised are intended to be used for the repayment of our long-term debt and to finance our ongoing needs, including a large part of the investment program and our general corporate purposes.

Among the major projects are the addition of two converter units to Châteauguay substation to increase its interconnection capacity with the New York system, as well as the ongoing refurbishment work at Rapide-Blanc and Carillon generating stations to optimize the generating activities.

The balance of the planned investments is expected to be dedicated to development activities to meet growing demand in Québec, intensify our activities on neighbouring markets and contribute to the decarbonization of the economy. We plan to pursue these objectives, in particular by connecting new customers to the distribution system and integrating wind power projects. Other planned investments include the improvement of transmission capacity via the construction of the Hertel–New York interconnection line, which was connected with the CHPE line in May 2026, the completion of work on projects to increase the capacity of certain hydroelectric generating stations, including René-Lévesque, Jean-Lesage and Outardes-2, and the launch of the St. Lawrence Valley reinforcement project.

Water-Power Royalties

As stipulated in the Watercourses Act (Québec), we pay the same statutory royalties as those paid by private producers of hydroelectricity in Québec. These water-power royalties, earmarked for the Government’s Generations Fund, consist of a statutory royalty for the electricity delivered during the year and a contractual royalty payable pursuant to the contract awarded for the operation of a generating station.

For 2026, these royalties, indexed annually to the Consumer Price Index, consist of:

•	a statutory royalty of $4.09 ($4.01, $3.90 and $3.72, for 2025, 2024 and 2023, respectively) per thousand kilowatthours of electricity produced; and

•	a contractual royalty of $0.96 ($0.94, $0.92 and $0.88, for 2025, 2024 and 2023, respectively) per thousand kilowatthours of electricity produced.

These royalties totaled $752 million in 2025, $717 million in 2024 and $734 million in 2023.

Investment Program

Our investment program mainly includes capital expenditure for fixed and intangible assets as well as investments in the regulatory asset with respect to costs related to energy efficiency and demand response initiatives. The following table is a summary of our investments for the years 2021 through 2025. Over the 2026-2030 period, we plan to invest approximately $13.7 billion per year on average in property, plant and equipment and intangible assets, as well as investments in the regulatory asset with respect to costs related to energy efficiency and demand response initiatives, including an estimated $10.0 billion in 2026, as stated in the table below.

Investments

	2021	2022	2023	2024	2025	Estimated 2026

$M
Generation	1,052	1,001	919	1,032	1,546	2,069
Transmission[a]	1,930	2,021	2,288	2,989	3,273	3,839
Distribution	952	1,303	1,186	1,710	2,228	2,372
Corporate and Other	289	346	692	802	795	1,720

Total Investments	4,223	4,671	5,085	6,533	7,842	10,000

a)	Including sub-transmission facilities.

In 2025, we invested $7,842 million in property, plant and equipment, intangible assets and regulatory assets, compared to $6,533 million in 2024. The 20% increase reflects our commitment to provide reliable, high-quality service through sustained investment in generating, transmission and distribution facilities, as well as to helping customers consume energy more efficiently and achieve significant savings on their electricity bills. The accelerated plan of recent years has enabled the company to increase the value of its assets to over $100 billion during 2025.

A large part of the $4.4 billion total investment in property, plant and equipment and intangible assets was devoted to large-scale projects aimed at ensuring long-term operability of the company’s assets. The investments contributed to improving the grid’s robustness, modernizing it and replacing equipment nearing end of service life.

In addition, $2.5 billion was allocated to development projects to increase generation capacity, handle the growing customer base in Québec, and increase the energy exchange capacity with neighbouring markets. As a result, the 320-kV direct-current line in the Chaudière-Appalaches and Estrie regions, connected to the NECEC Project, was completed and achieved commercial operation on January 16, 2026, and the Hertel–New York interconnection line, connected to the CHPE line to deliver electricity to the heart of New York City, was completed and achieved commercial operation on May 13, 2026.

Allocation of Expenditure for the Generation, Transmission and Distribution Activities

The following tables summarize the allocation of estimated expenditure for 2026 among our three major activities:

Generation

	Available Power	Planned Date of Operation	Estimated Capital Expenditure 2026
	MW		$M
Asset Sustainment and Optimization
Refurbishment and refitting of generating stations	—	Continuous program	1,414
Development Projects
All generation projects -mostly adding power	—	—	655

Total			2,069

Transmissiona

	Planned Date of Operation	Estimated Capital Expenditure 2026
		$M
Asset Sustainment and Optimization
Reliability and long-term operability	Continuous program	2,126
System Growth Projects
All projects	—	1,706

Regulatory Asset		7

Total		3,839

a)	Including sub-transmission facilities.

Distributiona

Estimated Capital Expenditure 2026
$M
Asset Sustainment and Optimization
Reliability and long-term operability	774
Development Projects	835
Regulatory Asset	763

Total	2,372

a)	Including investments in distribution facilities as well as in generating and transmission facilities in our off-grid systems.

Cash Requirements

The total estimated cash requirements for 2026 are approximately $14.5 billion, including approximately $10 billion for investments and approximately $2.2 billion for the payment of the dividend declared for 2025. The remainder is expected to be used to repay long-term debt and for other general corporate purposes.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth the consolidated cash and cash equivalents and capitalization of Hydro-Québec as of March 31, 2026, without giving effect to any transaction since that date. The historical financial information of Hydro-Québec has been derived from Hydro-Québec’s financial statements included elsewhere in this prospectus. This table should be read in conjunction with the “Management’s Discussion and Analysis” and the financial statements included elsewhere in this prospectus.

As of March 31, 2026
(in millions of CAD) (unaudited)
Cash and cash equivalents	4,538
Debt:
Current portion of long-term debt	756
Long-term debt(1)	67,884

Total debt	68,640
Equity:
Share capital(2)	4,374
Retained earnings	26,112
Accumulated other comprehensive income	1,331

Total equity	31,817

Total capitalization	100,457

(1)	See Annex B – Supplementary Information, for a summary of the non-consolidated and outstanding long-term debt by issue of Hydro-Québec, as of March 31, 2026.
(2)	All capital stock of Hydro-Québec is held by the Minister of Finance on behalf of the Government of Québec.

LITIGATION

Innu of Uashat mak Mani-Utenam

The Innus of Uashat mak Mani-Utenam (the “Uashaunnuat”) have filed lawsuits before the courts of Québec against the federal government, Québec and Hydro-Québec seeking judicial recognition of Aboriginal rights and title as well as $1.5 billion in damages relating to an area of land in Québec where some of our hydroelectric facilities are located, part of which is within the territory subject to the James Bay and Northern Québec Agreement (the “JBNQA”). The Uashaunnuat, who claim not to be party to the JBNQA, allege that the JBNQA and certain federal and provincial laws are illegal, inoperative, unconstitutional and not binding upon them. They also seek various orders, including rendering of accounts and revenue sharing for the alleged unlawful use and management of the lands, notably in respect of hydroelectric facilities on these lands. While the portion of the proceedings relating to the territory overlapping with the JBNQA territory is suspended, the rest of the proceedings are ongoing. Along with the Attorney General of Canada and the Attorney General of Québec, we are contesting these claims.

Innu of Uashat mak Mani-Utenam and Innus of Matimekush-Lac John

In January 2023, the Uashaunnuat filed new proceedings before the courts of Québec against Hydro-Québec and CF(L)Co regarding the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co. In October 2023, the Innus of Matimekush-Lac John joined as plaintiffs in this action. The two Québec Innu communities allege that the Churchill Falls hydroelectric complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, they are claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec’s annual profits from the date of the commencement of the proceedings. We are contesting these claims.

Innu of Pessamit

The Innus of Pessamit have filed lawsuits before the courts of Québec against the federal government, Québec and Hydro-Québec seeking judicial recognition of Aboriginal rights and title as well as $500 million in damages relating to an area of land in Québec where some of our hydroelectric facilities are located. They also seek compensation based on revenue sharing to be determined by the Court for the revenues generated by our facilities located in the contested area. Along with the Attorney General of Canada and the Attorney General of Québec, we are contesting these claims. On February 15, 2024, Québec, Hydro-Québec and the Innus of Pessamit have signed a framework agreement which provides for a temporary suspension of the proceedings to enable out-of-court settlement negotiations.

Innu Nation Inc.

In an action brought before the courts of Newfoundland and Labrador in October 2020, Innu Nation Inc. alleges that the construction and operation of the Churchill Falls hydroelectric complex amount to a “common enterprise” of CF(L)Co and Hydro-Québec, and allegedly infringe on the Aboriginal rights and title of the Labrador Innu. Innu Nation Inc. seeks a disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of this hydroelectric complex or, failing that, monetary compensation of $4 billion from Hydro-Québec. On June 4, 2025, Hydro-Québec and Innu Nation Inc. agreed on a memorandum of understanding (MOU) in which the parties committed to settling their dispute and establishing the foundations and principles of a new relationship. In September 2025, an agreement to this effect was submitted to the two communities that make up Innu Nation Inc. with a view to ratification. As elements required to ratify the agreement are currently pending, Hydro-Québec and Innu Nation Inc. are pursuing their collaboration and will decide on future steps together. A liability in the discounted amount of $67 million and a corresponding regulatory asset of the same amount were recognized, in connection with the MOU.

Anishinabeg of Kitigan Zibi

On October 27, 2025, the Kitigan Zibi Anishinabeg instituted proceedings before the Québec Superior Court based on the claims of Aboriginal rights and title, targeting the Canadian and Québec governments as well as Hydro-Québec and the National Capital Commission, for damages totalling $5 billion. Regarding Hydro-Québec, they allege that economic benefits were gained from the Mercier hydroelectric dam and are asking for compensation for loss of profits along with punitive damages. We are contesting this claim.

EMPLOYEES

We had 23,915 employees as at December 31, 2025, including 21,146 permanent employees and 2,769 temporary employees (but excluding employees of our subsidiaries and joint ventures). Unionized employees represent 82.7% of our total work force.

Currently, eight collective bargaining agreements govern their working conditions. We recently renewed five of these agreements, representing approximately 65% of our total workforce. Negotiations are ongoing with the last three unions. Some of the unions involved in ongoing negotiations have delivered a notice of strike limited to overtime work. As our operations are covered by laws intended to ensure the continuity of essential services, we do not expect these labour actions to have material adverse effects on our business at this time. Bargaining discussions with these unions remain ongoing and we expect to reach a settlement in 2026.

INTEGRATED RISK MANAGEMENT

For many years, we have applied an integrated risk management process as part of our ongoing activities. This process is supported by various control, communication and assessment mechanisms intended to ensure dynamic monitoring of risk developments.

All our groups have a role to play. As part of their activities, they manage the risks relevant to them and reassess them at regular intervals, daily in some cases, using, in particular, the tools developed by the Groupe – Stratégie d’entreprise et finances. This approach makes it possible to create an enterprise risk portfolio during the annual planning process. The portfolio is presented to the Board of Directors with the business plan, which includes a sensitivity analysis indicating the impact of certain risks on our capacity to attain our net income target.

Integrated Risk Management Process

	Annually	Semi-annually

Groups	◾ Identification of each group’s risks ◾ Update the list of each group’s risks to be included in the enterprise risk portfolio	Report on the monitoring of each group’s risks included in the enterprise risk portfolio (certain risks may be monitored on a quarterly basis when deemed appropriate)

Management Committee (or the Executive Vice President – Corporate Strategy and Finance, acting as Chief Risk Officer)	Review of the enterprise risk portfolio, the major risk map and the probability of attaining the net income target	Review of the semi-annual consolidated report on the monitoring of the enterprise risk portfolio

Board of Directors	AUDIT COMMITTEE
Analysis of the integrated risk management process, the enterprise risk portfolio and the major risk map
BOARD OF DIRECTORS
Review of the business plan and the probability of attaining the net income target

Financial Risks

In the course of our operations, we carry out transactions that expose us to certain financial risks, such as market, liquidity and credit risk. The adoption of strategies that include the use of derivative instruments and systematic monitoring considerably reduces exposure to such risks and their impact on our results.

To manage market and credit risks, a team of specialists that is independent from the teams carrying out the transactions constantly monitors a number of indicators related to financial and energy transactions, recommends strategies and applies controls aimed at reducing risk.

Market Risk

Our results are subject to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Fluctuations in the Canadian dollar’s exchange rate relative to the U.S. dollar affect revenue from sales denominated in U.S. dollars as well as the cost of U.S. dollar–denominated debt. Interest rate fluctuations affect financial expenses and pension costs. Lastly, energy price fluctuations affect revenue from wholesale markets, while aluminum price fluctuations have an impact on revenue from special contracts with certain large industrial customers in Québec.

We mainly use derivative financial instruments to manage our market risks. The purpose of this management approach is to limit the impact of risk on our results, according to strategies and criteria that are established based on its risk tolerance. In addition, market risk over the medium and long term is mitigated by the offsetting effect between the impact of a general increase or decrease in interest rates on financial expenses, on one hand, and the impact of such an increase or decrease on pension costs, on the other.

Our pension costs are also subject to the risk of fluctuation in the fair value of investments held in the Pension Fund portfolio. To manage this risk, we rely on asset diversification and on investment management strategies that include the use of derivatives.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with its financial liabilities. This type of risk may arise from difficulties obtaining sources of financing to carry out its investment program.

Our liquidity risk is mitigated by several factors, including substantial cash flows from operating activities, access to a preauthorized standby credit facility and a diversified portfolio of highly liquid financial instruments.

Credit Risk

Credit risk is the risk that a counterparty may not meet its contractual obligations.

We are exposed to credit risk related to accounts receivable and other financial assets in the course of our day-to-day electricity sales inside and outside Québec.

We are also exposed to credit risk related to cash and cash equivalents, short-term investments, sinking funds, deposits and derivative instruments we trade with financial institutions and other issuers and, to a lesser extent, with North American energy companies. These derivative instruments are associated with power purchase agreements we conclude to supply the Québec market and with energy transactions on markets outside Québec.

Exposure to credit risk is reduced by putting in place frameworks and limits related to risk concentration and counterparty exposure. To ensure compliance with such limits and frameworks, we take a proactive approach based on various controls and monitoring reports. These enable us to react quickly to any event that could have an impact on the financial position of our counterparties. In addition, we generally do business with counterparties that have a high credit rating. We also enter into agreements to keep the market value of the main derivative instrument portfolios below a predetermined threshold.

Regulatory Risks

We are exposed to regulatory risks because, under the Energy Board Act, our electricity transmission and distribution operations are regulated. The decisions handed down by the Energy Board may therefore affect the results associated with these activities. In particular, the Energy Board Act stipulates that rates are determined on a basis that allows for recovery of the cost of service and provides a reasonable return on the rate base.

Various measures have been put in place in an attempt to reduce the impact of risk on the revenue and expenditure related to regulated activities. These measures include submitting complete and well-argued files to the Energy Board and maintaining a dialogue with the latter and the intervenors, particularly during working sessions. For more details, see “Regulatory Framework”.

Operational Risks

Managing an electric power system like ours poses many technical challenges associated with the growth in operating assets, technological progress and changing customer needs, particularly in the context of the energy transition. We must make informed decisions to plan our short- and long-term investments.

Generation Activities

One of the principal uncertainties related to generation activities is in connection with natural water inflows. We must maintain sufficient energy reserves to meet our commitment to supply an annual base volume of up to 165 TWh of heritage pool electricity while still fulfilling our contractual obligations. In concrete terms, this means being able to cover a natural inflow deficit of 64 TWh over two consecutive years, and 98 TWh over four consecutive years. To manage this risk, we rely on several mitigation measures that we adhere to rigorously. We manage our reservoir storage on a multiyear basis and maintain an adequate margin between commitments and generating capacity. This margin allows us to compensate for variations in runoff, replenish our reserves or take advantage of business opportunities. We regularly report to the Energy Board on our generating capacity and our energy reserves.

Moreover, we operate multiple generating stations, dams and spillways in southern Québec, particularly on the Rivière Saint-Maurice, the Rivière des Outaouais (Ottawa River) and the Fleuve Saint-Laurent (St. Lawrence River), along which a number of urban centres and other agglomerations are located. These rivers experience major spring flooding. To reduce the impact of flooding on communities, we plan ahead and manage our facilities in such a way as to maximize public safety, by carrying out rigorous monitoring and by working closely with the authorities. For example, various reservoirs are used to limit the risk of flooding. We also hold numerous information sessions each year to educate the public about the key role that our reservoirs and control structures play in managing floods.

Temperature variations, low runoff and the difference between actual demand on the Québec market and projections represent other elements of risk, as these factors impact energy sales in Québec and the volume available for export.

Transmission Activities

Several factors, such as extreme weather events and equipment failure, may cause service interruptions or result in the unavailability of part of the transmission system. The multifaceted strategy adopted by us to prevent these problems includes compliance with the standards of the North American Electric Reliability Corporation (NERC) as well as various measures to maintain and reinforce our power system in order to ensure that assets continue to operate smoothly throughout their useful lives. It is worth noting in this regard that the Direction principale – Contrôle des mouvements d’énergie et exploitation des réseaux of the Groupe – Exploitation et infrastructures serves as the Reliability Coordinator for transmission systems in Québec, a role it was assigned by the Energy Board in 2007.

We must ensure adequate transmission capacity to supply our distribution system and the facilities of other customers, as well as transmission system security and reliability. To do so, we apply optimal management of the annual peak load and invest in modernizing our transmission facilities based on an asset management model. We have also undertaken major projects to replace the grid control systems, special protection systems and substation protections and controls.

Distribution Activities

The continuity of the electricity distribution service is a critical issue for us. However, as climate change becomes apparent around the world, it is also having a very real impact on our power grid and on the daily activities of our customers due to the power outages that come with it, among other things. That is why we are planning to increase investments in our power grid to offer reliable, high-quality service at an affordable price.

We deal at all times with demand fluctuations (in normal weather conditions) related to the economic and energy-related situation that have an impact on our results. Since the Rates Simplification Act came into force, we have also been exposed to risks associated with weather conditions, namely revenue variances related to temperature fluctuations and variances in electricity supply costs. To limit the impact of all these risks, we constantly fine-tune our method of forecasting electricity demand.

Export Activities

In addition to runoff and temperature uncertainties, export activities on wholesale markets are subject to market risk and the risk of unavailability of generating and transmission equipment. Market risk is the result of fluctuations in energy prices on markets outside Québec. It is mitigated by the ongoing monitoring of trends in wholesale markets and the use of hedging derivatives. The risk of unavailability of equipment is reduced through the implementation of maintenance and upgrade programs.

The risks related to export activities are quantified in an integrated fashion by a team of specialists that is independent from the team carrying out the transactions. This team sees to the application of controls, submits daily reports to the managers who oversee these activities and ensures compliance with the limits approved by Management and the Board of Directors.

Construction Activities

Pressure on construction project costs is a risk to which we are constantly exposed. This pressure stems from such factors as market conditions, labour availability resulting from, among other things, the boom in Québec’s construction industry, the increase in prices for certain materials and products, as well as various factors like late deliveries, poor quality and work stoppages, which affect project schedules.

To meet our commitments and continue to apply high safety and quality standards, we implemented a number of measures to reduce our exposure to risk. For instance, teams analyze occupational health and safety (OHS) risks and then develop integrated solutions to eliminate or mitigate these risks in the early stages of engineering. In addition, we closely monitor project schedules, costs, accidents and risks specific to each project or key deliverable, an approach that enables us to ensure that projects are progressing as planned and to take any necessary corrective action. We also maintain ongoing relations with the relevant organizations and government departments to stay abreast of future amendments to laws and regulations that could affect our activities. Finally, we monitor markets and develop strategies to foster competition, increase our attractiveness (as a customer), ensure the sustainability of supplies and maintain expertise in our markets. We also adjust our project completion strategies based on economic conditions, in consultation with our partners.

Corporate and Other Activities

Occupational Health and Safety

We continue to implement game-changing tools to improve our OHS performance in order to protect all staff members and suppliers. We now incorporate psychological health into our preventive measures, both in our operations and in our construction projects, on the same basis as other safety risks.

We continue to take concrete steps to control the main hazards in order to prevent potentially serious incidents, both in day-to-day operations and on construction projects. Even when these incidents have no consequences, they are thoroughly investigated to establish their root causes, and reviewed to examine in detail the recommendations made and to extend the scope of the corrective measures put in place. We rely on manager accountability as well as the leadership of our field crews, and continuously monitor the control of hazards through inspections and other prevention activities. We prioritize the principal identified hazards and have established clear, consistent requirements for these hazards, and support our suppliers to help them fulfill their OHS role. In a context marked by growth in operations and investments, new worker orientation, qualification and support are a very high priority.

OHS performance indicators continue to be monitored in dashboards and performance reviews. As required, new indicators are measured, in line with the control of the principal hazards.

Safety of Personnel and Assets and Protection of Reputation and Revenue

We are committed to ensuring the safety of all assets needed to carry out our mission, as well as that of our employees and the public, and to protecting our reputation and revenue.

To provide optimum protection, we foster a culture focused on safety, in order to increase public and employee awareness of good habits to secure assets and reduce electricity-related hazards. This culture also enables us to anticipate, evaluate, monitor and prevent risks and threats, as well as to implement adapted measures in line with best practices, and to respond effectively in the event of incidents and attempts that cause harm, damage or threat to individuals, assets, revenue or reputation in order to limit impacts, in compliance with legal, regulatory and contractual safety requirements.

In particular, we ensure that patrols are carried out on a daily basis to ensure effective surveillance. In addition, we secure our buildings and facilities in accordance with established standards, and maintain protective equipment and mechanisms. We also oversee the development and sustainability of technology security systems.

Concerning protection of reputation and revenue, we pay particular attention to electricity theft, fraud, intellectual property infringement and possible attacks on the grid. To counter these risks, we rely on a series of measures, including an analytical method for detecting electricity theft, the creation of a team dedicated to investigating collusion, corruption, fraud and economic integrity, the proactive verification of security risks, as well as continued active surveillance in collaboration with our partners. To mitigate the risk of damage to our reputation in relation to the establishment of a business relationship with an external company or partner, we carry out risk assessments and verifications when necessary.

Security of Digital Technologies

Cybersecurity is a key concern for us. To manage this issue, we rely on a multidisciplinary team that works closely with a network of external collaborators. These stakeholders analyze risks, protect the work environment, identify incidents and implement solutions.

The cybersecurity program that was developed and the measures taken are based on industry best practices and the recommendations of government security and intelligence agencies. We monitor the evolution of external threats, compare our situation with that of our peers, carry out incident simulations to improve our resilience and ensure compliance with applicable regulatory and legal frameworks. We regularly assess the mitigation measures in place and deploy new strategies based on changes in the business environment and emerging trends. Specifically, the current program is based on the following orientations:

•	increasing cybersecurity for operational technologies

•	strengthening the protection of information (including personal information)

•	integrating new capabilities using modern technological tools and data

•	improving the measurement and communication of cybersecurity risks

•	creating a cybersecurity culture at all levels

Lastly, the cybersecurity coordinator frequently reports on our main risks and actions to members of the Management Committee and the Board of Directors.

Demand Management

In line with decarbonizing the economy, we are called on to play a central role in the electrification of Québec and intend to leverage our expertise in renewable energy to contribute to the continuing reduction of the use of fossil fuels. The energy transition presents its own unique challenges, such as the tightening of energy and capacity balances, the increased investments required to meet the increase in demand and the need to use energy wisely. To this end, we are looking to our Action Plan 2035, which aims to reduce greenhouse gases, meet expected growth in electricity demand and offer customers a simpler, more reliable and more affordable service.

Environment

Every year, we review our identification of environmental risks and opportunities using our ISO 14001:2015–certified environmental management system. We thereby seek to better control the impact of our operations and projects on biophysical and human environments and to maximize the positive environmental spin-offs of our presence throughout Québec.

Climate Change

The nature of our activities, namely the generation, transmission and distribution of hydroelectric power, means that we are exposed to the effects of climate change. An unforeseen extreme weather event that impacts the generation, transmission or distribution assets could significantly reduce the capacity to supply energy within and outside Québec, and could result in a substantial increase in costs to replace damaged assets. In 2022, we released our first Climate Change Action Plan, which sets out measures to take into account the impact of climate change in the design and operation of facilities, to limit the impact of outages and to ensure compliance with the highest standards of worker health and safety. These measures contribute to achieving the objectives of the Action Plan 2035, in particular to increase system reliability and further develop the network in light of climate change. In 2025, the focus was on developing the process for updating the Climate Change Action Plan.

Selected Financial and Operational Information

You should read the following summary financial data and other information in conjunction with our Financial Statements included elsewhere in this prospectus, including the notes thereto, and the information set forth in the section “Management’s Discussion and Analysis” appearing elsewhere in this prospectus. The financial information and tabular amounts presented herein are expressed in Canadian dollars, unless otherwise indicated.

Five-Year Review

Consolidated and Selected Financial Information

	Years ended December 31
	2021	2022	2023	2024	2025
$M
Operations
Revenue	14,526	16,567	16,086	16,113	17,999

Expenditure
Operations	3,288	3,844	4,132	4,609	4,923
Other components of employee future benefit cost	(743)	(1,020)	(689)	(773)	(916)
Electricity purchases	2,169	2,834	2,645	2,925	4,021
Depreciation and amortization	2,689	2,828	3,089	3,019	3,112
Taxes	1,191	1,230	1,217	1,210	1,245

	8,594	9,716	10,394	10,990	12,385

Income before financial expenses	5,932	6,851	5,692	5,123	5,614
Financial expenses	2,368	2,294	2,404	2,460	2,708

Net income	3,564	4,557	3,288	2,663	2,906

Dividend	2,673	3,418	2,466	1,997	2,180

Balance sheet summary
Total assets	82,698	89,374	92,668	99,709	108,033
Long-term debt, including current portion	49,698	51,541	55,155	60,359	65,551
Equity	23,260	26,877	27,527	28,707	30,160

Investments affecting cash
Property, plant and equipment and intangible assets	4,223	4,271	4,898	5,987	6,885

Financial ratios
Return on equity[a]	14.3%	17.6%	12.2%	9.6%	10.3%
Capitalization[b]	32.0%	34.6%	33.7%	32.7%	32.2%
Profit margin[c]	24.5%	27.5%	20.4%	16.5%	16.1%
Interest coverage[d]	2.53	3.01	2.36	2.03	2.02
Self-financing[e]	52.7%	55.4%	47.5%	37.1%	33.1%

a)	Net income divided by average equity for the year less average accumulated other comprehensive income for the year.
b)	Equity divided by the sum of equity, long-term debt, current portion of long-term debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking funds.
c)	Net income divided by revenue.
d)	Sum of income before financial expenses and net investment income divided by net interest on long-term debt.
e)

Cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities—excluding acquisitions and disposals of short-term investments, acquisitions of sinking fund securities as well as the disposal of an equity method investment—and repayment of long-term debt.

Five-Year Review (Continued)

Operating Statistics

	Years ended December 31
	2021	2022	2023	2024	2025
GWh
Electricity sales
In Québec, by segment
Residential	67,572	70,941	68,221	68,275	74,705
Commercial, institutional and small industrial	46,157	47,983	47,571	48,174	49,631
Large industrial	55,779	55,357	55,087	54,387	53,959
Other	5,721	6,279	6,450	6,401	6,622

	175,229	180,560	177,329	177,237	184,917

Outside Québec
Canada and United States	36,190	35,634	23,001	15,092	11,776

Total electricity sales	211,419	216,194	200,330	192,329	196,693

$M
Revenue from electricity sales
In Québec, by segment
Residential	5,522	5,974	5,852	6,035	6,857
Commercial, institutional and small industrial	3,957	4,205	4,406	4,697	5,041
Large industrial	2,498	2,674	2,852	2,939	2,949
Other	342	378	405	408	438

	12,319	13,231	13,515	14,079	15,285

Outside Québec
Canada and United States	1,826	2,912	2,365	1,499	1,703

Total revenue from electricity sales	14,145	16,143	15,880	15,578	16,988

As at December 31
Number of customer accounts
In Québec, by segment
Residential	4,128,692	4,178,346	4,223,163	4,264,311	4,309,418
Commercial, institutional and small industrial	323,501	325,498	327,790	329,638	331,842
Large industrial	193	194	201	205	215
Other	4,812	4,868	4,938	4,989	5,057

Total customer accounts	4,457,198	4,508,906	4,556,092	4,599,143	4,646,532

Five-Year Review (Continued)

Operating Statistics (Continued)

	Years ended December 31
	2021	2022	2023	2024	2025
MW
Installed capacity – Québec
Hydroelectric	36,694	36,882	36,885	36,854	36,809
Thermal	544	547	541	543	550
Photovoltaic	10	10	10	10	10

	37,248	37,439	37,436	37,407	37,369	[a]

Installed capacity – United States
Hydroelectric	30	30	619	619	619

Total installed capacity	37,278	37,469	38,055	38,026	37,988

GWh
Total energy requirements[b]	231,913	235,717	217,286	209,061	212,356

MW
Peak power demand in Québec[c]	40,537	42,601	36,346	39,871	41,502

km*
Lines (overhead and underground)
Transmission	34,775	34,678	34,922	34,900	34,885
Distribution	226,949	227,796	228,568	229,283	230,889

Total lines (overhead and underground)	261,724	262,474	263,490	264,183	265,774

a)

In addition to the generating capacity of our own facilities, we have access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with Churchill Falls (Labrador) Corporation Limited that will remain in effect until 2041. A new non-binding agreement in principle reached in 2024 provides for the replacement of this contract with a new one that will run until 2075. We also purchase all the output from 45 wind farms (4,137 MW) and 55 hydroelectric generating stations (714 MW) and almost all the output from 12 biomass and 4 biogas cogeneration plants (385 MW) operated by independent power producers. Moreover, 525 MW are available under long-term contracts.

b)	Total energy requirements consist of kilowatthours delivered within Québec and to neighbouring systems.
c)

The 2025 figure is the best estimate as at June 5, 2026. The values indicated reflect demand at the annual domestic peak for the winter beginning in December. The 2025–2026 winter peak occurred at 8:00 a.m. on January 24, 2026.

*	1 km = 0.62 miles

Other Information

	2021	2022	2023	2024	2025
Rate increases as at April 1
Residential rates	1.3%	2.6%	3.0%	3.0%	3.0%
Business rates	1.3%	2.6%	6.5%	5.1%	3.6%
Rate La	0.8%	1.7%	4.2%	3.3%	1.7%

As at December 31
Total number of employees[b]
Permanent	18,163	18,808	19,841	20,600	21,146
Temporary	3,005	3,243	2,965	2,680	2,769

	21,168	22,051	22,806	23,280	23,915

Representation of underrepresented groups
Women	28.5%	28.7%	28.5%	28.0%	27.7%
Other[c]	11.9%	12.6%	13.0%	14.5%	14.2%

a)	Rate L is included in the large industrial customer segment.
b)	Excluding employees of subsidiaries and joint ventures.
c)	Self-reported members (men and women) of the following groups: Indigenous peoples, ethnic minorities, visible minorities and people with disabilities.

Units of Measure

V: volt (a unit for measuring voltage) kV: kilovolt (one thousand volts)
W: watt (a unit for measuring power)	Wh: watthour (a unit for measuring electric energy)
kW: kilowatt (one thousand watts)	kWh: kilowatthour (one thousand watthours)
MW: megawatt (one million watts)	MWh: megawatthour (one million watthours)
GW: gigawatt (one billion watts)	GWh: gigawatthour (one billion watthours)
TWh: terawatthour (one trillion watthours)

Management’s Discussion and Analysis

This Management’s Discussion and Analysis should be read in conjunction with our consolidated financial statements and the notes thereto. The financial information and tabular amounts presented herein are expressed in Canadian dollars, unless otherwise indicated. The consolidated financial statements take into account the decisions handed down by the Energy Board with respect to the transmission and distribution of electricity. They also reflect the provisions of the Rates Simplification Act and the ERGA.

This analysis contains statements based on estimates and assumptions concerning future results and the course of events. Given the risks and uncertainties inherent in any forward-looking statements, our actual future results could differ from those anticipated.

Management’s Discussion and Analysis for the Year Ended December 31, 2025

The information contained in this subsection takes into account any significant event that occurred on or before February 13, 2026, the date of approval of the 2025 consolidated financial statements by the Board of Directors.

Overview

Our net income totalled $2,906 million in 2025, representing an increase of $243 million from the $2,663 million recorded a year ago. This is at the top of the target range for the year, forecasting income between $2.4 billion and $3.0 billion. This performance was achieved in a context marked by cold temperatures across all markets, especially in the first quarter, and low runoff levels that have persisted since 2023. It also reflects the deployment of the sales strategy through the purchase and sale of energy at appropriate times on external markets. Large reservoirs, which provide natural energy storage and allow strategic management of the reserves, played an important role in this regard.

The increase in net income is due to a $1,410-million spike in electricity sales. In Québec, colder temperatures in the first and last quarters compared to the previous year, combined with the indexation of rates on April 1, 2024 and 2025, were a major factor behind the $1,206-million growth in related revenue. On markets outside Québec, sales rose by $204 million, largely due to weather conditions experienced during the first quarter, which caused energy prices to increase overall. However, these positive impacts, combined with the $256-million gain on disposal of the investment in Innergex, were partially offset by a $1,096-million increase in electricity purchases, mainly due to an increase in short-term purchases on the markets in order to meet Québec’s ad hoc requirements during colder periods. They were also reduced by the $248-million increase in financial expenses under the borrowing program in connection with the investment activities under the Action Plan 2035.

In light of these results, we will be able to pay a dividend of $2.2 billion to the Québec government, our sole shareholder.

Colder temperatures in 2025

Electricity sales in Québec reached a peak of 184.9 TWh, an increase of 7.7 TWh over 2024. This growth is essentially due to the impact of cold temperatures. In the first quarter, they were 3°C lower on average than in 2024, while in the last quarter, they were 2°C lower on average. It should be noted that in 2024, Québec experienced the warmest year ever recorded province-wide, and the first quarter was the mildest in 10 years.

The colder temperatures in 2025 resulted in a 3.3-TWh increase in sales in Québec compared to normal temperatures.

Regarding normalized electricity sales, i.e., excluding the temperature effect, they rose for a seventh consecutive year, totalling 181.6 TWh, a historic high.

Persistent backdrop of low runoff conditions

The results for 2025 are set against a backdrop of continuing low runoff conditions, which have persisted since 2023. Indeed, natural water inflows in recent years have been lower than normal overall, due to lower precipitation and spring runoff, resulting in historically low reservoir levels. As a result, we continued to take a prudent approach to managing our energy reserves and therefore limited our exports for a third consecutive year to ensure optimum use of water resources. This situation led to a decline of 3.3 TWh in electricity sales on external markets compared with 2024. However, it had no impact on the security of Québec’s energy supply. It should also be noted that the runoff is a cyclical phenomenon, characterized by alternating periods of higher and lower precipitation observed since the 1960s.

Profitable and prudent management of water resources

Thanks to the proactive and flexible management of our water resources, we were able to capitalize on favourable market conditions through energy purchases and sales at appropriate times. In the first quarter, we increased our electricity exports to take advantage of high prices arising from strong demand. In the following quarters, prices fell as winter drew to a close, and the focus therefore shifted to increasing purchases as a means of replenishing part of our energy reserves in the persistent context of low runoff levels. As a result, we generated net revenue of nearly $200 million by the end of 2025, with the positive contribution of 4.7 TWh1 regarding water levels in reservoirs, allowing us to mitigate the impact of low runoff.

Rigorous implementation of the investment plan

In accordance with the priorities set out in the Action Plan 2035, we have increased the funds allocated to our investments. As a result, investments for 2025 totalled $7,842 million, an increase of $1,309 million compared to $6,533 million in 2024. They are mainly composed of investments in property, plant and equipment and intangible assets, as well as investments in the regulatory asset with respect to costs related to energy efficiency and demand response initiatives. The 20% increase reflects our commitment to reliable, high-quality service through sustained investment in generating, transmission and distribution facilities, as well as to helping customers consume energy more efficiently and achieve savings on their electricity bills. It should be noted that the accelerated plan of recent years has enabled us to increase the value of our assets to over $100 billion during 2025.

A large part of the investments in property, plant and equipment and intangible assets, or $4.4 billion, was devoted to large-scale projects aimed at ensuring long-term operability of our assets. In this way, we improved grid robustness, modernized it and replaced equipment nearing the end of its service life.

In addition, $2.5 billion was allocated to development projects to increase generation capacity, handle the growing customer base in Québec, and increase the energy exchange capacity with neighbouring markets. This resulted in the deployment of a 320-kV direct-current line in the Chaudière-Appalaches and Estrie regions and the commissioning in early 2026 of a new 1,200-MW interconnection between Québec and New England (“NECEC”). We are also continuing the construction of the Hertel–New York interconnection line, which will be connected to the Champlain Hudson Power Express line (“CHPE”) to deliver electricity to the heart of New York City. Commissioning of this project is scheduled for spring 2026.

[1]	Excluding net income of Great River Hydro.

These amounts are in addition to the direct investments made by our external partners.

A major contribution to the Québec economy

Our contribution to the Québec government’s revenue for 2025 amounts to $4.4 billion. In addition to our net income, this includes water-power royalties, the public utilities tax, and guarantee fees related to debt securities.

Consolidated Results

Net income

Net income reached $2,906 million in 2025, an increase of $243 million, compared to $2,663 million in 2024. The increase is mainly due to a spike in electricity sales as well as a gain on disposal of the investment in Innergex. However, these factors were offset by an increase in electricity purchases and financial expenses.

Revenue

Revenue totalled $17,999 million, compared to $16,113 million a year earlier. Electricity sales amounted to $16,988 million, or $1,410 million more than the $15,578 million recorded the previous year. This growth is due to a $1,206-million rise in electricity sales in Québec, as well as a $204-million increase in sales on markets outside Québec. Other revenue from ordinary activities and revenue from other activities amounted to $1,011 million, an increase of $476 million compared to the $535 million recorded in 2024.

Revenue from ordinary activities

Electricity sales in Québec

Electricity sales in Québec rose by 7.7 TWh to reach a historic level of 184.9 TWh, contributing to the $1,206-million growth in related revenue resulting from the combined effect of three main factors.

First, temperatures had a favourable impact of 7.2 TWh or $652 million compared to the previous year. In fact, temperatures observed across Québec in 2024 were the warmest on record. The impact on electricity sales was most pronounced in the first quarter of 2025, resulting in an increase of 4.1 TWh or $370 million. More specifically, temperatures in January and February were, on average, 3°C and 5°C lower, respectively, than those of last year. As heating accounts for a large part of electricity consumption during the winter months, any decrease in temperatures during this period necessarily has a favourable impact on the volume of electricity sales and related revenue. The impact was also significant in the last quarter of 2025 and led to an increase of 2.6 TWh or $237 million. Temperatures in November and December were on average 3°C lower than those in 2024.

Second, baseload demand, including the impact of one day less of sales due to the absence of February 29 (2024 being a leap year), rose by 0.5 TWh or $64 million, mainly due to increased energy needs in the residential segment and in the commercial, institutional and small industrial segment, where demographic change led to growth in the number of customer accounts. However, this growth was mitigated by a slight downturn in demand observed in several business segments in the large industrial customer category, given the economic context.

Third, the rate indexations that came into effect on April 1, 2024 and 2025, resulted in a $435-million increase in revenue. In 2025, in accordance with the provisions of ERGA and the Rates Simplification Act, the indexation rate for domestic rates, i.e., those applicable to residential and farm customers, was capped at 3%. In addition, under two provisional decisions, the Energy Board approved rate increases of 3.6% for commercial customers and 1.7% for large-power industrial customers (Rate L). These increases apply until the Energy Board renders its final decisions on the rate case (see discussion under “Electricity Rates”).

Electricity Sales in Québec by Segment

Segment	Sales Volume			Revenue
	2025	2025-2024 change		2025	2025-2024 change
	TWh	TWh	%	$M	$M	%
Residential	74.7	6.5	9.5	6,857	822	13.6
Commercial, institutional and small industrial	49.6	1.4	2.9	5,041	344	7.3
Large industrial	54.0	(0.4)	(0.7)	2,949	10	0.3
Other	6.6	0.2	3.1	438	30	7.4

Total	184.9	7.7	4.3	15,285	1,206	8.6

Factors Underlying the 2025-2024 Change in Sales by Segment

Segment	Volume Effects					Price Effects			Total
	Baseload demand		Temperatures		Total	Rate adjustments	Other	Total
	TWh	$M	TWh	$M	$M	$M	$M	$M	$M
Residential	0.7	62	5.7	525	587	193	42	235	822
Commercial, institutional and small industrial	0.2	13	1.3	118	131	192	21	213	344
Large industrial	(0.4)	(15)	—	—	(15)	33	(8)	25	10
Other	—	4	0.2	9	13	17	—	17	30

Total	0.5	64	7.2	652	716	435	55	490	1,206

Electricity sales outside Québec

Revenue from electricity sales on external markets stood at $1,703 million in 2025, or $204 million more than the $1,499 million recorded in 2024. Thanks to our sales strategy, we were able to capitalize on attractive business opportunities during the winter. The result was an increase in revenue from sales outside Québec. In fact, temperatures in the northeastern United States followed the same trend as in Québec, being colder than last year. This led to an increased demand for energy, which resulted in a sharp rise in market prices, particularly in New England, one of our main export markets. It should be recalled that, given the lower-than-normal water inflows experienced since 2023, we continue to manage our large reservoirs prudently and dynamically, and therefore reduced our export volume since the second quarter of 2025. The latter was down from the comparative period. Thus, the volume of 11.8TWh for the entire year remained well below the average for the ten years preceding the current period of low runoff.

a) Monthly averages of hourly electricity prices on the New England market (Mass Hub – ISO-NE)

Other revenue from ordinary activities

Other revenue from ordinary activities amounted to $528 million, compared to $349 million in 2024. This $179-million increase is mainly due to revenue generated by the delivery of projects by EVLO, a subsidiary specializing in battery energy storage systems.

Revenue from other activities

Revenue from other activities increased by $297 million compared to the previous year. This change is mainly due to the $256-million gain recorded on the disposal of our investment in Innergex.

Expenditure

Total expenditure amounted to $12,385 million in 2025, compared to $10,990 million a year earlier.

Operational expenditure

Operational expenditure amounted to $4,923 million, or $314 million more than the $4,609 million recorded in 2024, in particular due to the expansion of activities to improve service quality and reliability, in line with the priorities set out in our Action Plan 2035. These activities include, among other things, servicing and maintenance activities for the electrical system and vegetation control. The increase in expenditure is also due to the indexation of salaries, the impact of inflation on the entire supply chain, and delivery of EVLO projects. However, these factors were mitigated by a favourable variance arising from the obligations related to the dismantling of the Gentilly-2 nuclear facilities, attributable to a lower remeasurement expense in 2025 than in 2024.

Other components of employee future benefit cost

In the line item Other components of employee future benefit cost, a credit amount of $916 million was recognized in 2025, compared to $773 million the previous year. This change is mainly due to the growth in the value of the Pension Plan assets as at December 31, 2024, which had a positive impact on the amounts recognized in this item in 2025.

Electricity purchases

Electricity purchases totalled $4,021 million, an increase of $1,096 million compared to the $2,925 million recognized in 2024, mainly due to the increase in short-term purchases on the markets. On one hand, this difference results from an increase in short-term purchases in the first and fourth quarters to meet Québec’s ad hoc requirements during these cold periods. On the other hand, it is also attributable to an increase in external supply as part of the prudent and dynamic management of energy reserves. Given the decline in prices observed at the end of winter 2024-2025, we adopted a strategy focused on increased purchases in the second and third quarters as a means of replenishing part of our energy reserves and reselling a portion of this energy when prices were higher on the markets.

Depreciation and amortization

Depreciation and amortization expense amounted to $3,112 million, compared to $3,019 million a year earlier. This $93-million increase is mainly due to a $100-million rise in depreciation of property, plant and equipment and intangible assets resulting from the impact of new asset commissionings in 2024 and 2025, net of assets that were fully amortized during these years.

Taxes

Taxes reached $1,245 million, or $35 million more than the $1,210 million recorded in 2024, due to an increase in water-power royalties attributable to the increase in production volume as well as to the indexation of the applicable rate.

Financial expenses

Financial expenses stood at $2,708 million in 2025, a $248-million increase compared to the $2,460 million recorded the previous year. This increase is essentially due to the impact of the new net debt issues on interest expense, taking into account the increase in the borrowing program in connection with the planned investment activities under the Action Plan 2035.

Key Figures

	2025	2024
OPERATIONS AND DIVIDEND ($M)
Revenue	17,999	16,113
Income before financial expenses	5,614	5,123
Net income	2,906	2,663
Dividend	2,180	1,997
BALANCE SHEETS ($M)
Total assets	108,033	99,709
Property, plant and equipment and intangible assets	83,935	80,055
Long-term debt, including current portion	65,551	60,359
Equity	30,160	28,707
FINANCIAL RATIOS
Return on equity (%)[a]	10.3	9.6
Capitalization (%)[b]	32.2	32.7
Profit margin (%)[c]	16.1	16.5
Interest coverage[d]	2.02	2.03
Self-financing (%)[e]	33.1	37.1

a)	Net income divided by average equity for the year less average accumulated other comprehensive income for the year.
b)	Equity divided by the sum of equity, long-term debt, current portion of long-term debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking funds.
c)	Net income divided by revenue.
d)	Sum of income before financial expenses and net investment income divided by net interest on long-term debt.
e)

Cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities, excluding acquisitions and disposals of short-term investments, acquisitions of sinking fund securities as well as the disposal of an equity method investment, and repayment of long-term debt.

Cash and Capital Management

Operating activities

Cash flows from operating activities amounted to $4.7 billion in 2025, compared to $5.2 billion in 2024. The difference is mainly due to the fact that we increased our investments in the regulatory asset with respect to costs related to energy efficiency and demand response initiatives.

The cash flows were used in particular to pay the dividend for 2024 and to finance a portion of the investment program.

Investing activities

In 2025, we invested $6.9 billion in property, plant and equipment and intangible assets, compared to $6.0 billion for the previous year. The 15% increase compared to 2024 and more than 40% compared to 2023 is in line with several priorities of the Action Plan 2035. It reflects our commitment to provide reliable, high-quality service through sustained investment in generating, transmission and distribution facilities.

More than 60% of the amount invested in 2025 was devoted to large-scale asset sustainment initiatives, and nearly 40% to major development projects. It should be noted that sustainment investments have significantly increased in recent years. In fact, funds allocated to sustainment in 2025 have increased by nearly half compared to five years ago.

As a result, we allocated $4.4 billion to asset sustainment. In particular, we continued to invest in our generating facilities to ensure their long-term operability and maximize their output. Work is underway at the Rapide-Blanc and Carillon generating stations in the Mauricie and Laurentides regions, respectively, and at the Bersimis-2 development in the Côte-Nord region. Regarding power transmission, we continued the installation of two new converter units at Châteauguay substation in the Montérégie region, as well as modernizing our equipment and systems, including through the replacement of grid control systems, special protection systems and substation protections and controls. We also continued the ongoing work on the architecture development plan for the 315-kV system on the island of Montréal. At the same time, we carried out work to optimize the operation of the distribution system and to maintain and improve the quality of our distribution assets.

Investments in development projects totalled $2.5 billion. In particular, significant funds were allocated to various projects to handle the growing customer base in Québec and increase output capacity. As an example, work is underway at Outardes-2 and René-Lévesque generating stations, in the Côte-Nord region, to increase their capacity. In addition, work is continuing on the construction of the Hertel–New York interconnection line, which will be connected to the CHPE line to deliver electricity to New York City, with commissioning scheduled for spring 2026. Last but not least, a 320-kV direct-current line in the Chaudière-Appalaches and Estrie regions was completed this year, and commissioned in early 2026. This deployment allowed for the commissioning of a new 1,200-MW interconnection between Québec and New England.

We also continue to make significant investments in transportation electrification. Indeed, we allocated funds to our public charging network, the Circuit électrique, and the modernization of our vehicle fleet.

Finally, note that in addition to these amounts, direct investments are made by our external partners.

Financing activities

During the year, we carried out numerous fixed-rate issues on the Canadian capital market: issues of medium-term notes maturing in 2032 for an amount of $2.2 billion, at an average cost of 3.57%, and bond issues maturing in 2065 for an amount of $3.7 billion, at an average cost of 4.45%.

The funds raised, for a total of $5.9 billion, were mainly used to support part of the investment program.

Sources of Financing

Type of financing	Amount authorized by the Board of Directors	Market	Outstanding as at December 31, 2025
Operating credit lines	C$ or US$1,000 million[a]		—
Credit facility[b]	US$2,000 million[c]		—
Commercial paper[b]	US$5,000 million or equivalent in C$	United States or Canada	—
Medium-term notes[b]	US$3,000 million or equivalent in other currencies C$50,000 million or equivalent in US$	United States Canada	US$122 million[d] C$16,343 million[d]

a)	Of this amount, available balances of US$259 million and $395 million in Canadian or U.S. dollars are covered by operating credit line agreements with the financial institutions concerned.
b)	Guaranteed by the Québec government.
c)	Including a US$750-million swing loan.
d)	Net proceeds from the issuance of medium-term notes.

Dividend and capitalization rate

The dividend payable to the Québec government for 2025 is $2,180 million. The capitalization rate was 32.2% as at December 31, 2025.

Under the Hydro-Québec Act (CQLR, c. H-5), the dividend cannot exceed 75% of net income. Moreover, the Québec government may not declare, in respect of a given year, a dividend in an amount that would have the effect of reducing the capitalization rate to less than 25% at the end of the year.

Management’s Discussion and Analysis for the Quarter Ended March 31, 2026

The information contained in this subsection takes into account any significant event that occurred on or before June 5, 2026, the date of approval of the first quarter 2026 consolidated financial statements by the Board of Directors.

Context of the first quarter	The results for the first quarter of 2026 are set against a backdrop of the low runoff conditions observed over the last three years. Natural water inflows during this period have been lower than normal overall, due in particular to decreased precipitation and spring runoff, resulting in historically low levels in large reservoirs. The company’s financial performance also reflects a context characterized by periods of intense cold, particularly at the end of January, when peak demand in Québec exceeded 38,000 MW for seven consecutive days, a historic high. Temperatures were an average of 9°C colder than climate normals during this period. These conditions impacted the management of energy reserves. They resulted in a decrease of 1.0 TWh in sales outside Québec as well as in an increase in electricity purchases during a period when prices are usually high. It should also be noted that the security of Québec’s energy supply was never compromised.
Quarterly results at a glance	As a result, in the first quarter of 2026, Hydro-Québec’s net income totalled $1,850 million, a $206-million decrease compared to the $2,056 million recorded for the same period the previous year. The company was in fact forced to reduce its sales on markets outside Québec, and purchase more electricity when prices were high. However, these unfavourable factors were partially mitigated by the growth in sales on the Québec market and by the impact of the recognition of regulatory variance accounts. It should be noted that in March, further to a request made by Hydro-Québec as part of its 2026–2028 rate application, the Régie de l’énergie acknowledged that the use of all the variance accounts that were inoperative under An Act to simplify the process for establishing electricity distribution rates once again became applicable.

Consolidated results	Revenue totalled $5,785 million, an amount comparable to the $5,775 million recorded in the first quarter of 2025.
In Québec, sales were $275 million higher than in the same period of the previous year, when they had reached $4,832 million. The cold temperatures in winter 2026 resulted in an increase in sales of 0.7 TWh, or $71 million. As heating accounts for the vast majority of electricity consumption during the winter months, any drop in temperatures during this season has a favourable impact on the volume of electricity sales and related revenue. This impact was mostly felt during the months of January and March, when temperatures were, on average, 1°C lower than those of 2025. The increase is also due to the indexation of rates on April 1, 2025, which resulted in a $137-million increase in revenue.

Electricity sales on external markets totalled $526 million, a $272-million decrease from the $798 million recorded for the same period in 2025. This decrease is mainly due to a 1.0-TWh decrease in sales volume. In fact, sales for the first quarter of 2026 were mainly under long-term contracts, including those related to the commercial commissioning of the Appalaches–Maine interconnection (“NECEC”). It should be noted that this 20-year contract is expected to generate stable and significant income for its duration, while over the long-term, providing increased flexibility thanks to the use of the interconnection line for both energy exports and imports based on market conditions. Given the below-normal natural inflows and the high demand on the transmission system in Québec resulting from cold temperatures, short-term sales on the markets were considerably lower than for the same period in 2025.

Revenue from other activities increased by $11 million compared to a year ago. This increase is due in particular to the $87-million gain recognized on the disposal of Hydro-Québec’s investment in Dana TM4. It is also due to the negative change related to the recognition of an $89-million regulatory liability arising from revenue variances related to the climate conditions stemming from the cold winter in 2026.

Total expenses amounted to $3,245 million, $174 million more than the $3,071 million recorded during the same period in 2025. On one hand, electricity purchases increased by $446 million, mainly due to an increase in short-term supplies on the markets, primarily to meet Québec’s needs during periods of intense cold. A part of these purchases had to be made at higher prices, due in part to increased energy demand. On the other hand, given that the actual cost of electricity supplies was higher than the costs forecast by the Régie de l’énergie’s rate-setting purposes, Hydro-Québec was able to recognize a $345-million regulatory asset in regulatory deferrals, which led to a reduction in total expenses.

Financial expenses totalled $690 million, a $42-million increase from the $648 million recorded in the previous year. This increase is primarily due to the impact of the new debt issues on the interest expense, taking into account the increase in the borrowing program in connection with the investment activities under the Action Plan 2035.

Investments	Investments in the first three months of 2026 totalled $1,571 million, compared to $1,407 million in the same period in 2025. They are mainly composed of investments in property, plant and equipment and intangible assets, as well as investments in the regulatory asset with respect to costs related to energy efficiency and demand response initiatives. This increase of more than 10% is in line with several priorities of the Action Plan 2035. This reflects the company’s commitment to reliable, high-quality service through sustained investment in its generating, transmission and distribution facilities, as well as to helping its customers consume energy more efficiently and achieve significant savings on their electricity bills.

Investments in property, plant and equipment and intangible assets amounted to $1,425 million in the first quarter of 2026, compared to $1,230 million one year earlier.

Investments in asset sustainment totalled $951 million. In particular, Hydro-Québec continued to invest in its generating facilities to ensure their long-term operability and maximize their output. Work is underway at Rapide-Blanc and Carillon generating stations in the Mauricie and Laurentides regions, respectively, and at the Bersimis-2 development in the Côte-Nord region. Regarding power transmission, the company continued the installation of two new converter units at Châteauguay substation in the Montérégie region, as well as modernizing equipment and systems, including the replacement of grid control systems, special protection systems and substation protections and controls. It also continued the work on the architecture development plan for the 315-kV system on the island of Montréal. At the same time, it carried out work to optimize the operation of the distribution system and to maintain and improve the quality of its distribution assets.

Investments in development projects totalled $474 million. In particular, Hydro-Québec allocated significant funds to various projects to meet the needs of a growing customer base in Québec and increase output capacity. As an example, investments are being made in Jean-Lesage, Outardes-2 and René-Lévesque generating stations, in the Côte-Nord region, to increase their capacity. The construction of the Hertel–New York interconnection line, for the purpose of connecting with the Champlain Hudson Power Express (“CHPE”) line to supply New York City, continued. It was commissioned in the second quarter. It should also be noted that the 1,200-MW Appalaches–Maine interconnection line between Québec and New England was commissioned in January. The company’s renewable hydropower is expected to lower greenhouse gases in New England by 3 million tonnes annually—the equivalent of taking 700,000 vehicles off the road each year.

These amounts are in addition to the direct investments made by Hydro-Québec’s external partners. Collectively, such investments provide major support to the Québec economy.
Financing

During the first quarter of 2026, Hydro-Québec carried out six fixed-rate issues on the Canadian capital market: three medium-term note issues maturing in 2033 for an amount of $2.1 billion, at an average cost of 3.67%, and three bond issues maturing in 2065 for an amount of $1.3 billion, at an average cost of 4.61%.

The proceeds, a total of $3.4 billion, are being used, in particular, to finance part of the investment program and to repay maturing debt.

Québec

The information set forth below is not complete and is qualified by the more detailed information contained in Québec’s Annual Report on Form 18-K for the fiscal year ended March 31, 2026, and the other documents incorporated by reference in this prospectus.

Québec is the largest by area of the ten provinces in Canada (1,667,712 square kilometers or 643,907 square miles, representing 17% of the geographical area of Canada) and the second largest by population (9.0 million, representing 21.8% of the population of Canada, as of January 1, 2026). The population of Québec increased on average by 1.5% per year since 2021. Over the same period, the population of Canada increased on average by 2.3% per year.

Québec has a modern, developed economy. In 2025, the service sector contributed 75.9%, the manufacturing industry 11.7%, the construction industry 6.8%, the utilities industry 2.9% and the primary sector 2.8% to real GDP in chained 2017 dollars. Québec’s real GDP represented 19.5% of Canada’s real GDP in 2025. The leading service industries in Québec are community, business and personal services, finance, insurance and real estate, wholesale and retail trade, governmental services, transportation and warehousing and information and cultural services. The leading manufacturing industries in Québec are primary metal products (including aluminum smelting), food products, transportation equipment (including aircraft, motor vehicles and parts), fabricated metal products, chemical products, paper products, wood products and plastics and rubber products. With its significant hydroelectric resources, Québec generated 30.6% of the electricity produced in Canada in 2025.

Montréal and Ville de Québec, the capital of Québec, are the main centers of economic activity. Montréal is one of the important industrial, commercial and financial centers of North America and is Canada’s second largest urban area as measured by the population. Port of Montréal is the leading container port in Eastern Canada and a major international port linked to more than 140 countries around the world. Situated on the St. Lawrence River, Port of Montréal provides access to the Atlantic Ocean and the inland navigation system of the Great Lakes.

French is the official language of Québec and is spoken by approximately 94% of its population.

Description of the Securities

We may at various times offer Debt Securities and, jointly or separately, Warrants to purchase Debt Securities (collectively, the “Securities”) in distinct series. This section summarizes the material terms of the Securities which are common to all series. The particular terms and provisions of a series of Debt Securities, and how the general terms and provisions described below may apply to that series, will be described in a supplement to this prospectus.

If the terms described in the prospectus supplement that relates to your series differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement. The prospectus supplement that relates to your Debt Securities may update or supersede any of the information in this section.

Debt Securities

The Debt Securities will be issued subject to a fiscal agency agreement with a bank or trust company to be specified in the prospectus supplement, acting as fiscal agent, principal paying agent, transfer agent and registrar, unless another fiscal agent is appointed pursuant to any prospectus supplement.

The Debt Securities, when issued, will be our direct and unconditional general obligations. The Debt Securities will rank equally among themselves and with all other Debt Securities issued by us and outstanding at the date of the issue of the Debt Securities or thereafter. They will be payable as to principal, premium, if any, and any interest in lawful money of the United States of America or in any other currency or currencies specified in the prospectus supplement. The Debt Securities will be payable in The City of New York at the offices of the fiscal agent, or in any other place specified in the prospectus supplement.

Information Specified in the Prospectus Supplement

The prospectus supplement will specify the following terms:

•	the terms of the Debt Securities, including, where applicable:

•	the title of the Debt Securities;

•	designation;

•	the price and aggregate principal amount of the Debt Securities;

•	the stated maturity date of the Debt Securities;

•	the interest rate which the Debt Securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the issue date and the date from which interest will accrue, any interest payment dates and record dates for payment of principal and interest;

•	currency or currencies of denomination and payment;

•	any index, price or formula to be used for determining the amount of any payment of principal, premium, if any, or interest;

•	denominations;

•	any terms relating to the holding and transfer of Debt Securities; and

•	any terms for redemption, exchange, or repurchase;

•	whether and in what circumstances sinking fund payments will be made;

•

whether the Debt Securities will be issued as discounted Debt Securities (bearing no interest or interest at a rate which at the time of issue is below market rates) to be sold at a substantial discount below their stated principal maturity;

•	whether the Debt Securities will be issued with original issue discount for U.S. federal income tax purposes;

•	whether any part or all of the Debt Securities will be in the form of a global security and the circumstances in which a global security will be exchangeable for definitive (physical) securities;

•	the names of and principal amounts to be purchased by any underwriters;

•	the purchase price;

•	any underwriting discounts and commissions; and

•	any other terms of the plan of distribution.

If applicable, the prospectus supplement will also describe any material United States or Canadian federal income tax considerations applicable to the Debt Securities other than those described in this prospectus.

Form, Exchange and Transfer

Unless otherwise indicated in the prospectus supplement, the Debt Securities will only be issued in registered form in denominations of U.S.$5,000 and in multiples of U.S.$1,000 in excess thereof.

You may exchange your Debt Securities for other authorized denominations of the same series of equal aggregate principal amount. You may transfer and exchange your Debt Securities, free of charge, subject to any restrictions set forth below. Unless otherwise specified in the prospectus supplement, the fiscal agent will keep a register for the registration and transfer of Debt Securities.

Payment of Interest and Principal

On every interest payment date specified in the prospectus supplement, we will pay the interest due on a Debt Security to the person in whose name the Debt Security is registered at the close of business on the related “record date”. The record date will be specified in the prospectus supplement.

We, our registrar and any of our paying agents appointed through a fiscal agency agreement shall treat the registered holders of the Debt Securities as the absolute owners thereof for all purposes whatsoever and all payments to or on the order of the registered holders shall be valid and shall discharge our liability and that of the registrar and any paying agent of the Debt Securities to the extent of the sum or sums so paid.

Unless otherwise specified in the prospectus supplement relating to the Debt Securities, we will make all payments of principal and interest on the Debt Securities available to the fiscal agent, if any, on the designated dates in immediately available funds. The fiscal agent, if any, will in turn make payments to the registered holders of the Debt Securities (or, in the case of a global security, to the depositary) as soon as possible. Any payments of principal and interest on the Debt Securities are subject to local laws and regulations, including any applicable withholding or other taxes.

Redemption

If the prospectus supplement so indicates, the Debt Securities may be redeemable prior to the stated maturity.

Repurchases and Resales of Debt Securities

We may, at any time, purchase the Debt Securities at any price or prices in the open market or otherwise. We may hold or resell the Debt Securities that we so purchase or, at our discretion, surrender them to the fiscal agent for cancellation.

Original Issue Discount Securities

Debt Securities may be issued as original issue discount securities to be sold at a substantial discount below their principal amount. We will describe in any prospectus supplement relating to original issue discount securities any special U.S. Federal income tax and other considerations applicable to those Debt Securities.

Governing Law

Unless otherwise indicated in the prospectus supplement, the Debt Securities and the guarantee of Québec endorsed thereon will be governed by the laws of Québec and the laws of Canada applicable therein. We and Québec as guarantor will irrevocably consent to the fullest extent permitted by law to the giving of any relief (including, without limitation, the making or enforcement of any order or judgment) made or given in connection with any proceedings arising out of, or in connection with, the fiscal agency agreement and the Debt Securities. Information regarding jurisdiction of courts is set forth under “Jurisdiction and Enforceability” in this prospectus.

Place of Delivery

Unless otherwise indicated in the prospectus supplement, the Debt Securities will be delivered in The City of New York.

Modifications

Unless otherwise indicated in the prospectus supplement, the fiscal agency agreement and the Debt Securities may be amended by us, Québec and the fiscal agent without notice to or the consent of the holder of any Debt Securities if the amendment:

•	cures an ambiguity;

•	cures, corrects or supplements any defective provisions contained in the fiscal agency agreement or in the Debt Securities;

•	effects the issue of further Debt Securities as described below under “Further Issues”; or

•

is considered by us, Québec and the fiscal agent, acting on the advice of independent counsel, to be necessary or desirable and not inconsistent with the fiscal agency agreement or the Debt Securities and will not, in the reasonable opinion of us, Québec and the fiscal agent, adversely affect the interests of the holders of Debt Securities.

Unless otherwise indicated in the prospectus supplement, the fiscal agency agreement will contain provisions for convening meetings of holders of Debt Securities to modify or amend by extraordinary resolution (as defined in the fiscal agency agreement) the fiscal agency agreement or the Debt Securities (except as provided in the immediately preceding sentence). An extraordinary resolution passed at that meeting will be binding on all holders of Debt Securities. However, no modification may effect the following changes to the Debt Securities unless each holder of those Debt Securities agrees to that modification:

•	change the stated maturity or interest payment date of that Debt Security;

•	reduce the principal amount of or the rate of interest on that Debt Security;

•	change the currency of payment of that Debt Security;

•	impair the right to institute suit for the enforcement of any payment on that Debt Security or the related guarantee;

•	reduce the percentage of holders of Debt Securities necessary to modify or amend the fiscal agency agreement or the terms and conditions of that Debt Security;

•	reduce the percentage of votes required for the taking of action or the quorum required at any meeting of holders of Debt Securities; or

•	reduce the percentage of outstanding Debt Securities necessary to waive any future compliance or past default.

Notices

All notices to the holders will be valid (i) in the case of certificated Debt Securities, if sent by first class mail (or equivalent) or if posted to an overseas address by airmail, or if delivered, to each holder (or the first named of joint holders) at each such holder’s address as it appears in the register held by the fiscal agent; (ii) in the case of Debt Securities represented by a Global Security, if delivered to DTC for communication by it to the persons shown in its records as having interests therein; and (iii) in either case, if and so long as the Debt Securities are admitted to trading on, and listed on any stock exchange or are admitted to trading by another relevant authority, if in accordance with the rules and regulations of the relevant stock exchange or other relevant authority. Any such notice shall be deemed to have been given on the date of such delivery (or if delivered more than once or on different dates, on the first date on which delivery is made) or, in the case of mailing, on the fourth weekday following such mailing.

Further Issues

We may from time to time without notice to or consent of the holders of the Debt Securities of any given series create and issue further Debt Securities having the same terms and conditions as the outstanding Debt Securities of such series (or in all respects except for the payment of interest accruing prior to the issue date of such further Debt Securities or except for the first payment of interest thereon), and such further Debt Securities shall be consolidated and form a single series with the outstanding Debt Securities of such series. Any further Debt Securities forming a single series with the outstanding Debt Securities of such series shall be issued with the benefit of, and subject to an agreement supplemental to, the fiscal agency agreement.

Book-Entry System

Unless otherwise specified in the prospectus supplement, the Debt Securities you purchase will be issued in the form of one or more fully registered global securities (each, a “Global Security”). Global Securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”) or any other depositary or depositaries identified in the prospectus supplement. These depositaries may include CDS Clearing and Depository Services Inc. (“CDS”), the Euroclear S.A./N.V. (“Euroclear”) or Clearstream Banking, S.A. (“Clearstream, Luxembourg”). A Global Security will be registered in the name of the relevant depositary or its nominee.

Except as described below, a Global Security may be transferred, in whole or in part, only to the relevant depositary or its nominee.

Upon the issuance of a Global Security, we expect that the relevant depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by that Global Security to the accounts of institutions that have accounts with the depositary (“Participants”). The accounts to be credited will be designated by the underwriters, dealers or agents, or by us, in the case of Debt Securities that we sell directly. Ownership of beneficial interests in that Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in that Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the relevant depositary (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons other than Participants). Owners of beneficial interests in a Global Security may incur fees for the maintenance and operation of the book-entry system where that Global Security is held with the depository. The laws of some states require that some purchasers of securities take physical delivery of those securities in definitive form. Those laws may impair the ability to transfer beneficial interests in a Global Security.

Any payment of principal, premium or interest due on the Debt Securities on any interest payment date or at maturity will be made available by us to the fiscal agent, as principal paying agent, or any other paying agent identified in the prospectus supplement, on that date. The fiscal agent will make those payments to the relevant depositary in accordance with existing arrangements between the fiscal agent and that depositary. We expect that the depositary, upon receipt of any payment of principal, premium or interest, will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the depositary. We also expect that payments by Participants to owners of beneficial interests in the Global Security held through those Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of those Participants. Neither we nor the fiscal agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

So long as a depositary (or its nominee) is the registered owner of a Global Security, that depositary (or nominee) will be considered the sole owner and holder of the Debt Securities represented by that Global Security for all purposes of the Debt Securities. Except as provided below, or as may be specified in the prospectus supplement, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by that Global Security registered in their names, will not be entitled to receive physical delivery of certificated Debt Securities in definitive form upon exchange or otherwise and will not be considered the owners or holders of any Debt Securities represented by a Global Security. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the relevant depositary and, if that person is not a Participant, on the procedures of the Participant through which that person holds its interest, to exercise any rights of a holder of Debt Securities. We understand that, under existing industry practice, if an owner of a beneficial interest in a Global Security desires to take any action the relevant depositary (or nominee) as the holder of that Global Security is entitled to take, the depositary would authorize the Participants to take that action, and the Participants would authorize beneficial owners owning through those Participants to take that action or would otherwise act upon the instructions of beneficial owners owning through them.

Except as otherwise set forth in the prospectus supplement, a Global Security may not be transferred except as a whole by the relevant depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or any other nominee of the depositary, or by the depositary or the nominee to another depositary or its nominee or to a successor of the depositary or a nominee of the successor. Debt Securities represented by a Global Security are exchangeable for certificated Debt Securities of like tenor and of an equal aggregate principal amount in denominations of U.S.$5,000 (or other minimum denomination specified in the prospectus supplement) or any integral multiples of U.S.$1,000 only if:

•

the relevant depositary notifies us that it is unwilling or unable to continue as depositary for the Global Security, or ceases to be a clearing agency registered under the Exchange Act at a time when it is required to be so registered, and we do not appoint a successor depositary within 90 days after receiving that notice or becoming aware that the depositary is no longer so registered;

•	in our discretion at any time, we determine not to have the Debt Securities represented by a Global Security;

•

upon request by any owner of a beneficial interest in a Global Security after an event of default entitling the holders of a Global Security to accelerate the maturity of the related Debt Securities has occurred and is continuing; or

•	in other events as may be specified in the prospectus supplement.

Any Debt Security that is exchangeable pursuant to the preceding sentence is to be exchanged for certificated Debt Securities registered in the names that the relevant depositary shall direct. Certificated Debt Securities may be presented for registration of transfer or exchange at the office of the fiscal agent in The City of New York or any other place specified in the prospectus supplement, and principal, premium, if any, and interest will be payable at that office of the fiscal agent, provided that interest may be paid by check mailed to the registered holders of the Debt Securities to their addresses appearing in the security register.

Transfers of beneficial interests in a Global Security

Unless otherwise indicated in the prospectus supplement, transfers of beneficial interests in a Global Security between participants within CDS, Euroclear and Clearstream, Luxembourg, and between CDS, Euroclear and Clearstream, Luxembourg participants, will be effected in accordance with procedures established for this purpose from time to time by CDS, Euroclear and Clearstream, Luxembourg. Such beneficial interests may be transferred between DTC participants in accordance with procedures established for this purpose from time to time by DTC.

Clearing and Settlement

Unless otherwise specified in the prospectus supplement, the clearing and settlement of Securities will be as follows:

Although DTC, CDS, Euroclear and Clearstream, Luxembourg have agreed to the procedures provided below in order to facilitate transfers of Securities among participants of DTC, CDS, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform or continue to perform such procedures and such procedures may be modified or discontinued at any time. Neither we nor the fiscal agent will have any responsibility for the performance by DTC, CDS, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

DTC, CDS, Euroclear and Clearstream, Luxembourg have advised us as follows:

DTC. DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

If depositaries other than DTC are appointed, additional information with respect to those depositaries will be set forth in the prospectus supplement.

CDS. CDS Clearing and Depository Services Inc. (“CDS”) is Canada’s national securities depositary, clearing and settlement hub supporting Canada’s equity, fixed income and money markets services organization. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants (“CDS Participants”) include banks, investment dealers and trust companies, and may include the underwriters. Indirect access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in bonds in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary and Vancouver to centralize securities clearing functions through a central securities depositary.

CDS is wholly-owned by The Canadian Depository for Securities Limited, a private corporation wholly owned by TMX Group Limited. CDS is the exclusive clearing house for equity trading on the Toronto stock exchange and also clears a substantial volume of “over-the-counter” trading in equities and bonds.

Euroclear. Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”). Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

The Euroclear Operator is subject to prudential supervision by the National Bank of Belgium and to supervision by the Belgian Financial Services and Markets Authority for conduct of business rules.

Distributions with respect to Securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with its rules and procedures to the extent received by the U.S. Depositary for Euroclear.

Clearstream, Luxembourg. Clearstream, Luxembourg is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations (“Clearstream, Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg Participants through electronic book-entry changes in accounts of Clearstream, Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides Clearstream, Luxembourg Participants with, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a licensed credit institution in Luxembourg, Clearstream, Luxembourg is supervised by the Commission de Surveillance du Secteur Financier. Clearstream, Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg Participant either directly or indirectly.

Distributions with respect to Securities held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg Participants in accordance with its rules and procedures to the extent received by the U.S. Depositary for Clearstream, Luxembourg.

Settlement and transfers

Customary settlement procedures will be followed for participants of each system at initial settlement. Settlement procedures applicable to the domestic United States dollar market will be followed for primary market purchasers which are participants in DTC, and Securities will be credited to their securities accounts on the settlement date against payment in U.S. dollars in same-day funds. Settlement procedures applicable to book-based Canadian domestic bonds will be followed for primary market purchasers which are CDS Participants, and Securities will be credited to their securities accounts on the settlement date against payment for value on the settlement date. Settlement procedures applicable to conventional eurobonds in registered form will be followed for primary market purchasers which are Euroclear or Clearstream, Luxembourg Participants, and Securities will be credited to their securities accounts on the business day following the settlement date against payment for value on the settlement date.

Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between CDS Participants will occur in the ordinary way in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between Clearstream, Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through CDS Participants, Clearstream, Luxembourg Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if a transaction meets its settlement requirements, deliver instructions to DTC directly or through its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving Securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. CDS Participants, Clearstream, Luxembourg Participants and Euroclear Participants may not deliver instructions directly to DTC or the respective U.S. depositaries of Euroclear or Clearstream, Luxembourg.

Because of time zone differences, credits of Securities received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in such Securities settled during such processing will be reported to the relevant Clearstream, Luxembourg Participants or Euroclear Participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Securities by or through a Clearstream, Luxembourg Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

Cross-market transfers between CDS Participants, Euroclear Participants, and Clearstream, Luxembourg Participants will be effected in DTC. When Securities are to be transferred from the account of a CDS Participant to the account of a Euroclear Participant or Clearstream, Luxembourg Participant, the CDS Participant will transmit instructions to CDS on the settlement date. The Euroclear Participant or Clearstream, Luxembourg Participant will transmit instructions to Euroclear or Clearstream, Luxembourg at least one business day before the settlement date. One business day before the settlement date, Clearstream, Luxembourg, and on the settlement date Euroclear, will transmit trade instructions to its respective U.S. depositary. The beneficial interest in the Securities of any series and payments for such beneficial interests will be transferred in DTC by CDS and the respective U.S. depositaries for Euroclear and Clearstream, Luxembourg.

Canadian Taxes on Debt Securities

The following summarizes the principal income tax considerations as of the date hereof under the federal laws of Canada generally applicable to a holder of Debt Securities who acquires Debt Securities pursuant to this prospectus as a beneficial owner and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the “Act”): (i) is not, and is not deemed to be, a resident of Canada, (ii) does not use or hold, and is not deemed to use or hold, the Debt Securities in or in the course of carrying on a business in Canada, and (iii) is not an insurer carrying on an insurance business in Canada and elsewhere (a “Non-resident Holder”).

This summary is based upon the provisions of the Act in force on the date hereof and any regulations thereunder, proposed amendments thereto in a form publicly announced prior to the date hereof (“Tax Proposals”) and the current administrative practices and policies published by the Canada Revenue Agency. On January 29, 2026, the Department of Finance (Canada) released for consultation proposed amendments to the Act (the “January 29 Tax Proposals”) that would amend certain “hybrid mismatch” provisions of the Act and introduce other consequential amendments. This summary does not take into account the “hybrid mismatch” provisions of the Act, including the January 29 Tax Proposals, but otherwise assumes that the Tax Proposals will be enacted as currently proposed, but no assurance can be given that this will be the case. The January 29 Tax Proposals are highly complex, and there remains significant uncertainty as to their interpretation and application, including whether they will be implemented in their proposed form, or at all. Investors should consult their own tax advisors with respect to the possible application of the January 29 Tax Proposals to them in their particular circumstances. This summary is not exhaustive of all possible Canadian income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or in the administrative or assessing policies and practices of the Canada Revenue Agency, whether by legislative, governmental or judicial action, and does not take into account income tax considerations arising under the law of any other country or province or any income tax convention between Canada and another country.

In the opinion of our counsel, Miller Thomson LLP, and of Norton Rose Fulbright Canada LLP, Canadian counsel for the underwriters or agents, if any, we are not required to withhold tax from principal or interest, including any amount deemed by the Act to be interest, paid or credited, or deemed by the Act to be paid or credited, by us in respect of the Debt Securities (including amounts on account of, or in lieu of, or in satisfaction of interest) to a Non-resident Holder unless all or any part of such interest (other than any such interest that is payable on a prescribed obligation as described below) is: (i) contingent or dependent on the use of or production from property in Canada, or (ii) is computed by reference to (a) revenue, profit, cash flow, commodity price or any other similar criterion (the “Criteria”), or (b) dividends paid or payable to shareholders of any class or series of shares of the capital stock of a corporation. A “prescribed obligation” for these purposes is a debt obligation the terms or conditions of which provide for an adjustment to an amount payable in respect of the obligation for a period during which the obligation was outstanding that is determined by reference to a change in the purchasing power of money and no amount payable in respect thereof is: (i) contingent or dependent upon the use of, or production from, property in Canada, or (ii) computed by reference to (a) any of the Criteria, other than a change in the purchasing power of money, or (b) dividends paid or payable to shareholders of any class or series of shares of the capital stock of a corporation.

If applicable, the normal rate of Canadian non-resident withholding tax is 25 per cent but such rate may be reduced under the terms of an applicable income tax convention.

A Non-resident Holder is not otherwise taxable under the Act in respect of the holding or disposition of Debt Securities or any interest or deemed interest thereon.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Debt Securities. Accordingly, prospective holders should consult their own tax advisors with respect to their particular circumstances.

Warrants

We may issue, together with any Debt Securities offered by a prospectus supplement or separately, Warrants for the purchase of other Debt Securities. The Warrants will be issued under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to a particular issue of Warrants.

That prospectus supplement will set forth:

•	the terms of the Debt Securities purchasable upon exercise of the Warrants;

•	the principal amount of Debt Securities purchasable upon exercise of one Warrant, the exercise price and the procedures for, and conditions to, exercise for purchasing those Debt Securities;

•	the dates on which the right to exercise the Warrants will commence and expire;

•	the date, if any, on and after which the Warrants and the related Debt Securities will be separately transferable; and

•	whether the Warrants represented by Warrant certificates will be issued in registered or bearer form, and if registered, where they may be transferred and registered.

Unless otherwise indicated in the prospectus supplement, the Warrants will be governed by the laws of Québec and the laws of Canada applicable therein. Unless otherwise indicated in the prospectus supplement, the Warrants will be delivered in The City of New York.

Any tax considerations applicable to Warrants will be disclosed in the applicable prospectus supplement.

Guarantee of Québec

The Debt Securities will be irrevocably and unconditionally guaranteed as to principal, premium, if any, and interest when the same shall become due and payable, whether at stated maturity, by acceleration or otherwise, by Québec. The guarantee of Québec will be authorized by an Order in Council of the Government of Québec and will be placed on each debt security. The guarantee of Québec will be a direct, unconditional and unsecured obligation and will rank equally in right of payment with all other unsecured obligations for borrowed money of Québec outstanding at the date of the issue of the Debt Securities or thereafter.

Use of Proceeds

Unless otherwise specified in the prospectus supplement, we will add the net proceeds we receive from the sale of the Securities to our general funds to be used for general purposes.

Jurisdiction and Enforceability

We and Québec will appoint the Delegate General of Québec in New York, One Rockefeller Plaza, 26th Floor, New York, N.Y. 10020-2102, as our and Québec’s authorized agent upon whom process may be served in any action based on the Securities which may be instituted in any State or Federal court in The City of New York by the holder of any Security, and will expressly waive any immunity to service of process regarding any action to which the Delegate General of Québec might otherwise be entitled. This appointment will be irrevocable until all amounts in respect of the Securities have been paid, except that, if for any reason the designated agent ceases to be able to act as the authorized agent or no longer has an address in The City of New York, we and Québec will appoint another person or persons in The City of New York as authorized agent(s). We and Québec will expressly accept the non-exclusive jurisdiction of any State or Federal court in The City of New York or any competent Court in Québec in any action based upon the Securities instituted in any such Court and will irrevocably waive, to the fullest extent permitted by applicable law, any immunity from the jurisdiction of any such Court to which we might otherwise be entitled.

We and Québec may be sued in the courts of Québec, and no applicable law requires the consent of any public official or authority for proceedings to be brought or judgment to be obtained against us or Québec arising out of or relating to obligations under the Securities. In addition, no immunity from suit is available to either us or Québec in any action in those courts, irrespective of whether a party to the action or the holder of Securities is or is not resident within Québec or is or is not a citizen of Canada. There are no requirements under the laws of Québec that prior written notice be served on us or Québec before the commencement of an action.

The Hydro-Québec Act provides that the performance of our obligations may be levied against our property.

Although any judgment obtained in an action brought in the courts of Québec against Québec may not be enforced by execution, applicable statutes provide that whenever Québec is condemned by a judgment that has become definitive to pay a sum of money, the Ministre des Finances, after having received a certified copy of the judgment, shall pay the amount due out of the money at his or her disposal for that purpose or, failing that, out of the Consolidated Revenue Fund of Québec.

In enforcing a foreign judgment in foreign currency, a Québec court will convert into Canadian currency at the rate of exchange prevailing on the date the foreign judgment became enforceable at the place where it was rendered. There is no currency indemnity in the terms and conditions of the Securities to make an investor whole for any difference in the exchange rate between the date the foreign judgment became enforceable where it was made and the date of its enforcement by a Québec court.

Plan of Distribution

We may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

The distribution of the Securities may be effected from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	prices related to prevailing market prices; or

•	negotiated prices.

The distribution may be effected in the United States of America and/or in any one or more other jurisdictions where permitted by law, as specified in the prospectus supplement.

In connection with the sale of Securities, underwriters or agents may receive compensation from us or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents who participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. The prospectus supplement will identify these underwriters or agents, and will describe the compensation received from us.

Under agreements which we may enter into, dealers and agents who participate in the distribution of Securities may be entitled, and we have agreed that underwriters, if any, will be entitled, to indemnification by us against certain liabilities, including liabilities under the Securities Act.

Debt Record

We have paid the full face amount of the principal of and premium, if any, and interest on every security issued or assumed by us, and Québec has paid the full face amount of the principal of and premium, if any, and interest on (a) every security issued or assumed by it, and (b) every indirect security on which it has been required to implement its guarantee, all promptly when due in the currency and in the country where payable, subject during wartime to any applicable laws and regulations forbidding such payments.

Authorized Agent

Our and Québec’s authorized agent in the United States of America is the Delegate General of Québec in New York, One Rockefeller Plaza, 26th Floor, New York, New York 10020-2102.

Experts

The financial statements of Hydro-Québec as of and for the years ended December 31, 2025 and 2024, and for each of the years in the three year period ended December 31, 2025, have been included in this prospectus in reliance upon the report of the Auditor General of Québec and KPMG LLP and Ernst & Young LLP, independent auditors, appearing elsewhere herein, given on their authority as experts in accounting and auditing.

Validity of the Securities

Miller Thomson LLP, Montréal, Québec, will pass upon the validity of the Securities and all other matters of Canadian and Québec law and procedure on our behalf and that of Québec. The validity of the Securities and all other matters of Canadian and Québec law and procedure will be passed upon for the underwriters or agents, if any, by Norton Rose Fulbright Canada LLP, Montréal, Québec. The validity of the Securities will be passed upon as to matters of New York law for the underwriters or agents, if any, by Sullivan & Cromwell LLP, New York, New York, who will rely as to all matters of Canadian and Québec law on the opinions of the aforementioned two firms.

Miller Thomson LLP, Norton Rose Fulbright Canada LLP and Sullivan & Cromwell LLP have, from time to time, rendered legal services to us and to Québec not connected with the offering of the Securities.

Official Statements

The information set forth or incorporated by reference herein, except for the information appearing under “Plan of Distribution”, was supplied by our representatives and by those of the Ministère des Finances du Québec, in their respective official capacities, duly authorized thereto.

Annex A

Index to Financial Statements

Consolidated Financial Statements of Hydro-Québec as of and for the year ended December 31, 2025

Consolidated Financial Statements of Hydro-Québec as of and for the quarter ended March 31, 2026

INDEPENDENT AUDITORS’ REPORT

To the Minister of Finance

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Hydro-Québec and its subsidiaries (the Group), which comprise the consolidated balance sheets as at December 31, 2025 and 2024, and the consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2025, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2025 and 2024, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2025, in accordance with United States generally accepted accounting principles (U.S. GAAP).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Capitalization of labour costs to property, plant and equipment

Description of the matter

As discussed in notes 1 and 9 to the consolidated financial statements, property, plant and equipment are carried at cost, which comprises the cost of materials and labour, other costs directly related to projects that meet capitalization criteria, as well as financial expenses capitalized during construction. Maintenance and repair costs are recognized in results when incurred.

Why the matter is a key audit matter

Given the magnitude and volume of capitalized self-build projects to which a number of employees are assigned, we made significant efforts in conducting our audit procedures regarding the Group’s determination of the portion of labour costs directly attributable to projects that meet the capitalization criteria. Accordingly, we identified the capitalization of labour costs to property, plant and equipment as a key audit matter.

Our audit procedures conducted to address this key audit matter included the following:

●

We obtained an understanding, evaluated the design and tested the operating effectiveness of key controls over the process for capitalizing labour costs to property, plant and equipment;

●

For a selection of hours capitalized in projects, we discussed with the managers responsible the hours capitalized and the nature of the project;

●

For a sample of capitalized labour costs, we compared the number of hours spent by an employee to the number of hours charged to this project in the approved time sheet;

●

For a selection of capitalized projects, we investigated certain variances between the actual capitalized costs and the approved budgeted costs by examining the supporting documents.

Key audit matter	How our audit addressed the key audit matter

Determining the projected benefit obligation of the pension plan

Description of the matter

As stated in notes 1 and 17 to the consolidated financial statements, projected benefit obligation of the pension plan amounted to $25,454 million as at December 31, 2025.

The projected pension obligation of the pension plan is calculated according to the projected benefit method prorated on years of service. The calculation is based on Management’s best estimates, including the following significant assumptions: discount rate, salary escalation, mortality rate and employee retirement age.

Why the matter is a key audit matter

Given the magnitude and sensitivity of the Group’s calculation of the pension plan’s projected benefit obligation to minor changes in certain significant assumptions, significant judgments on our part and specialized actuarial expertise and knowledge were required to assess the results of our audit procedures with respect to Management’s material assumptions. Accordingly, we identified the determination of the projected benefit obligation of the pension plan as a key audit matter.

Our audit procedures conducted to address this key audit matter included the following:

●

We compared a selection of data used by actuarial experts chosen by Management to the Group’s records.

●

We assessed the appropriateness of significant assumptions by assessing in particular:

-  The salary escalation rate compared with historical data and collective agreements;

-  Employee retirement age compared with historical data.

●

We involved our actuarial professionals with specialized skills and knowledge to help us assess:

-  The method used to determine the discount rate and its calculation, by comparing the discount rate with the published external rates;

-  The adjustments made by the Group to the published Canadian mortality table based on historical plan data;

-  Appropriateness of the Group’s actuarial model.

Other Information

Management is responsible for the other information. The other information comprises the information included in the Annual Report – Form 18-K, but does not include the consolidated financial statements and our auditors’ report thereon. The Annual Report – Form 18-K is expected to be made available to us after the date of this auditors’ report.

Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report – Form 18-K, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. GAAP, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, Management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.

●

Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●

Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

As required by the Auditor General Act (CQLR, c. V-5.01), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The engagement partners from KPMG LLP and from Ernst & Young LLP on the audit resulting in this independent auditors’ report are respectively [REDACTED] and [REDACTED].

On behalf of the Auditor General of Québec,

/s/ KPMG LLP[1]	/s/ Ernst & Young LLP[2]	/s/ Patrick Dubuc, CPA auditor
Assistant Auditor General

Montréal, Québec

February 13, 2026

1 CPA auditor, public accountancy permit [REDACTED]

2 CPA auditor, public accountancy permit [REDACTED]

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations

Years ended December 31 In millions of Canadian dollars	Notes	2025	2024	2023

Revenue	5	17,999	16,113	16,086

Expenditure

Operations		4,923	4,609	4,132

Other components of employee future benefit cost	17	(916)	(773)	(689)

Electricity purchases		4,021	2,925	2,645

Depreciation and amortization	4, 9	3,112	3,019	3,089

Taxes	6	1,245	1,210	1,217

		12,385	10,990	10,394

Income before financial expenses		5,614	5,123	5,692

Financial expenses	7	2,708	2,460	2,404

Net income		2,906	2,663	3,288

Consolidated Statements of Comprehensive Income

Years ended December 31 In millions of Canadian dollars	Notes	2025	2024	2023

Net income		2,906	2,663	3,288

Other comprehensive income	15

Net change in items designated as cash flow hedges	14	178	(185)	488

Net change in translation differences		(80)	185	(23)

Net change in items designated as net investment hedges	14	68	(163)	26

Net change in employee future benefits	17	589	695	(665)

Other		(28)	(18)	2

		727	514	(172)

Comprehensive income		3,633	3,177	3,116

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

As at December 31 In millions of Canadian dollars	Notes	2025	2024

ASSETS
Current assets

Cash and cash equivalents		2,660	3,846

Short-term investments		1,634	76

Accounts receivable and other assets	8	4,947	3,953

		9,241	7,875

Property, plant and equipment and intangible assets	9	83,935	80,055

Regulatory assets	3	2,038	1,277

Employee future benefit assets	17	8,978	6,888

Other assets	10	3,841	3,614

		108,033	99,709

LIABILITIES
Current liabilities

Accounts payable and other liabilities	11	5,001	4,424

Dividend payable	15	2,180	1,997

Current portion of long-term debt	12	794	121

		7,975	6,542

Long-term debt	12	64,757	60,238

Employee future benefit liabilities	17	1,188	1,230

Other liabilities	13	3,953	2,992

		77,873	71,002

EQUITY	15
Share capital		4,374	4,374

Retained earnings		24,302	23,576

Accumulated other comprehensive income		1,484	757

		30,160	28,707

		108,033	99,709

Commitments and contingencies	18

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Manon Brouillette

Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

Years ended December 31 In millions of Canadian dollars	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2024		4,374	23,576	757	28,707

Net income			2,906		2,906

Other comprehensive income	15			727	727

Dividend	15		(2,180)		(2,180)

Balance as at December 31, 2025		4,374	24,302	1,484	30,160

Balance as at December 31, 2023		4,374	22,910	243	27,527

Net income			2,663		2,663

Other comprehensive income	15			514	514

Dividend	15		(1,997)		(1,997)

Balance as at December 31, 2024		4,374	23,576	757	28,707

Balance as at December 31, 2022		4,374	22,088	415	26,877

Net income			3,288		3,288

Other comprehensive income	15			(172)	(172)

Dividend	15		(2,466)		(2,466)

Balance as at December 31, 2023		4,374	22,910	243	27,527

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31 In millions of Canadian dollars	Notes	2025	2024	2023

Operating activities

Net income		2,906	2,663	3,288

Adjustments to determine net cash flows from operating activities

Depreciation and amortization		3,112	3,019	3,089

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(584)	(421)	(452)

Gain on disposal of an equity method investment	10	(260)	–	–

Other		269	636	637

Regulatory assets and liabilities		(943)	(492)	(173)

Change in non-cash working capital items	16	198	(203)	814

		4,698	5,202	7,203

Investing activities

Additions to property, plant and equipment and intangible assets		(6,885)	(5,987)	(4,898)

Acquisition of a company, net of cash acquired	4	–	–	(2,019)

Acquisition of short-term investments		(5,531)	(2,241)	(5,218)

Acquisition of sinking fund securities		(756)	(555)	–

Disposal of short-term investments		3,993	3,349	6,028

Disposal of an equity method investment	10	556	–	–

Increase in equity method investments		(395)	(79)	(37)

Other		(47)	17	95

		(9,065)	(5,496)	(6,049)

Financing activities

Issuance of long-term debt		6,089	5,787	3,872

Repayment of long-term debt		(827)	(1,323)	(1,102)

Cash receipts arising from credit risk management		2,015	2,559	3,513

Cash payments arising from credit risk management		(2,119)	(2,590)	(3,670)

Issuance of short-term borrowings with maturities greater than three months		1,275	2,259	1,286

Repayment of short-term borrowings with maturities greater than three months		(1,269)	(2,252)	(1,287)

Dividend paid		(1,997)	(2,466)	(3,418)

Other		38	10	10

		3,205	1,984	(796)

Foreign currency effect on cash and cash equivalents		(24)	45	(20)

Net change in cash and cash equivalents		(1,186)	1,735	338

Cash and cash equivalents, beginning of year		3,846	2,111	1,773

Cash and cash equivalents, end of year		2,660	3,846	2,111

Supplementary cash flow information	16

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2025, 2024 and 2023

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Hydro-Québec was established under the Hydro-Québec Act (CQLR, c. H-5). Its mission is to provide reliable electric power to the Québec market by using primarily renewable sources of energy and operating an integrated electricity generation, transmission and distribution system. It also exports electricity to neighbouring markets in Canada and the United States. As a government corporation, Hydro-Québec is exempt from paying income taxes in Canada.

Note 1	Significant Accounting Policies

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Management has reviewed events occurring until February 13, 2026, the date of approval of these consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Regulation

The Act respecting the Régie de l’énergie (CQLR, c. R-6.01) grants the Régie de l’énergie of Québec (the “Régie”) exclusive authority to determine or modify the rates and conditions under which electricity is transmitted and distributed by Hydro-Québec. Hydro-Québec’s electricity transmission and distribution activities in Québec are therefore regulated. Under this legislation, rates are to be set on a basis that allows for recovery of the cost of service and provides a reasonable return on the rate base.

Since the end of performance-based regulation (PBR) in 2022, power transmission rates had been set using a cost-of-service method. Before June 6, 2025, the electricity distribution rates were governed by An Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27). Under this Act, electricity distribution rates had to be set by the Régie every five years commencing on April 1, 2025, and adjusted each year based on the annual change in the average Québec Consumer Price Index.

Starting June 7, 2025, following the passage of the Act to ensure the responsible governance of energy resources and to amend various legislative provisions (S.Q. 2025, c. 24), rates for electricity transmission and distribution are now established by the Régie for a period of three years, commencing January 1, and April 1, 2026, respectively. The Act stipulates that the government can establish a maximum rate applicable for the increase of domestic electricity distribution rates. As a result, a maximum rate of 3% was set in Order-in-Council No. 1239-2025 for rate years 2026, 2027 and 2028.

Under U.S. GAAP, it is acknowledged that rate regulation may affect the timing of the recognition of certain transactions in the consolidated results, giving rise to the recognition of regulatory assets and liabilities.

When certain costs incurred may likely be recovered in future rates, such costs are deferred and recognized as assets. However, if it is probable that Hydro-Québec will be required to reimburse customers, or when costs that will be incurred in the future have been recovered, a liability is recognized. The balances of these assets and liabilities are amortized over the recovery periods approved by the Régie.

The risks and uncertainties related to regulatory assets and liabilities are monitored and assessed from time to time. When Hydro-Québec deems that the net carrying amount of a regulatory asset or liability is no longer likely to be taken into account in determining future rates, a loss or gain is recognized in the results for the period during which the judgment is made.

Scope of consolidation

The consolidated financial statements include the accounts of
Hydro-Québec and its subsidiaries. All intercompany balances and transactions are eliminated at the time of consolidation.

Investments over which Hydro-Québec has joint control or significant influence are accounted for on an equity method basis in other assets. These investments are initially recognized at cost, and their carrying amounts are subsequently increased or decreased by an amount equal to Hydro-Québec’s share of the changes in their net assets after the date of acquisition. Hydro-Québec’s share of the results of these investments is recognized in revenue from other activities. Dividends received from investees reduce the carrying amounts of the investments.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires that Management make estimates and assumptions that affect the amounts recognized as assets and liabilities, the disclosures regarding contingent assets and liabilities at the date of the consolidated financial statements and the amounts recognized as revenue and expenditure for the years at issue. The estimates relate, among other things, to the carrying amounts of regulatory assets; fair value measurements of financial instruments; and the useful lives of property, plant and equipment and intangible assets for calculating the depreciation and amortization expense. They also concern cash flows, the expected timing of payments, and the discount rates used to determine asset retirement obligations and employee future benefit obligations, which are based on different economic and actuarial assumptions. Actual results could differ from those estimates and such differences could be significant.

Revenue

Substantially all revenue from ordinary activities is derived from electricity sales contracts with customers. These sales are recognized over time, based on the electricity delivered and the amount that Hydro-Québec is entitled to charge in accordance with regulated rates or contractual provisions.

Note 1	Significant Accounting Policies (continued)

Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, whereas non-monetary items denominated in foreign currencies are translated at the historical exchange rate. Revenue and expenditure arising from foreign currency transactions are translated into Canadian dollars at the exchange rate in effect at the transaction date. The exchange gains or losses resulting from the translation of monetary items are included in results.

The financial statements of foreign operations whose functional currency is not the Canadian dollar are translated according to the current rate method. Under this method, assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, whereas revenue and expenditure are translated at the average exchange rate in effect during the period. The exchange gains or losses resulting from the translation of the financial statements of these foreign operations are presented in Other comprehensive income.

Cash and cash equivalents

Cash and cash equivalents include investments with a maturity of three months or less from the date of acquisition.

Short-term investments

Short-term investments consist of money market instruments mainly issued by Canadian provincial governments and Canadian banks with maturities of more than three months from the date of acquisition. As at December 31, 2025, all the counterparties with which Hydro-Québec dealt had a credit rating of A or higher. These investments are classified as available-for-sale debt securities and are recognized at fair value. Changes in fair value are recorded in Other comprehensive income until they are realized, at which time they are reclassified to results.

Accounts receivable

Accounts receivable are recognized at the amount invoiced, net of the allowance for credit losses. This allowance is based on the status and risk profile of customer files, the recovery experience for each age group of accounts, the current economic conditions and the future economic forecasts on the balance sheet date.

Other financial assets and liabilities

Other financial assets and liabilities are measured at amortized cost using the effective interest method. Amortized cost includes issue expenses as well as premiums and discounts, if applicable. Interest is recognized in results.

Derivative instruments

Derivative instruments are recognized at fair value at the balance sheet date, except those for which Hydro-Québec chose to apply the normal purchases and normal sales scope exemption. When they are subject to enforceable master netting arrangements, the derivative instruments are presented at the net amount, net of the balance of cash exchanged as collateral.

Hydro-Québec applies cash flow, net investment or fair value hedge accounting to eligible hedging relationships that it designates as hedges. It ensures that hedging relationships are highly effective in hedging the designated risk exposure. In addition, for hedges of anticipated transactions, it assesses the probability of the occurrence of those transactions designated as hedged items at least on a quarterly basis.

In the case of cash flow or net investment hedges, changes in the fair value of an instrument designated as a hedge are recognized under Other comprehensive income. Thus, for cash flow hedges, these amounts are reclassified to results, in the line item affected by the hedged item, during the periods in which the hedged item affects results. For net investment hedges, the amounts will be reclassified to results when Hydro-Québec disposes of its net investment in the foreign establishment.

In the case of fair value hedges, changes in the fair value of the hedged item attributable to the hedged risk are recognized in results during the hedging period. Changes in the fair value of the instrument designated as a hedge are also recognized in results, under the same line item as those of the hedged item. The changes in fair values of derivative instruments that are not designated as hedges are recognized in results.

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In accordance with the applicable standards, Hydro-Québec classifies the fair value measurements of assets and liabilities according to a three-level hierarchy, based on the type of inputs used in making these measurements:

◾ Level 1:	Quoted prices (unadjusted) on active markets for identical assets or liabilities at the measurement date;
◾ Level 2:	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly;
◾ Level 3:	Unobservable inputs.

Materials and supplies

Inventories of materials and supplies are valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

Note 1	Significant Accounting Policies (continued)

Property, plant and equipment

Property, plant and equipment are carried at cost, which comprises the cost of materials and labour, other costs directly related to projects that meet capitalization criteria, as well as financial expenses capitalized during construction. Costs are capitalized when they allow for increased service capacity or to extend the useful life of an existing property, plant and equipment asset.

Property, plant and equipment also include pre-construction phase costs for projects whose technical feasibility has been demonstrated, whose profitability has been estimated, and for which Management deems that it will in all likelihood have the necessary resources for its completion. The present value of retirement obligations related to property, plant and equipment, as well as that of agreements with local communities concerned by certain investment projects, are added to the carrying amount of the property, plant and equipment at issue. Contributions from third parties and government assistance are applied against the cost of the related property, plant and equipment.

Further, property, plant and equipment related to rate-regulated activities include certain amounts resulting from regulatory practices authorized by the Régie. These amounts correspond primarily to the impact of the change in depreciation methods for property, plant and equipment and the cost of dismantling and restoring the premises relating to replaced assets for which no asset retirement obligation was recognized.

Property, plant and equipment are depreciated over their useful lives, using the straight-line method, starting at the date of commissioning.

When property, plant and equipment are retired, their cost, net of accumulated depreciation and salvage value, is recognized in the results for the year.

Maintenance and repair costs are recognized in results when incurred.

Intangible assets

Intangible assets are recognized at cost.

The cost of internally developed computer software is capitalized when it meets capitalization criteria. The related financial expenses are capitalized during the development period.

Intangible assets with an indefinite useful life are not amortized. These assets are tested for impairment annually or more frequently if events indicate a potential impairment loss.

Intangible assets with a finite useful life are amortized according to the straight-line method.

Leases

Hydro-Québec’s leases mainly concern office buildings and its electricity generating and transmission facilities. On the execution date, Hydro-Québec determines whether an agreement is a lease by assessing whether it confers a right to control the use of a specific asset for a certain time period in exchange for consideration.

Right-of-use assets and lease liabilities where the lease is for a term of more than 12 months are recognized at the lease commencement date, using the present value of the lease payments for the term of the lease. The discount rate used is the interest rate implicit in the lease to the extent that it can be readily determined. If such is not the case, Hydro-Québec uses its incremental borrowing rate at the commencement date of the lease. The costs associated with variable lease payments are not taken into account in measuring the lease liabilities and are recognized in results as and when they are incurred. If a lease has both lease and nonlease components, Hydro-Québec has elected to group them together and recognize them as a single lease component.

Right-of-use assets related to finance leases are recognized in Property, plant and equipment and intangible assets, while the corresponding liabilities are recorded in Long-term debt. The depreciation and amortization of assets and interest on finance lease liabilities are recognized in Depreciation and amortization and Financial expenses, respectively.

Right-of-use assets related to operating leases are recognized in Other assets, while the corresponding liabilities are recognized in Other liabilities. Operating lease expenses are recognized on a straight-line basis as an operational expenditure over the term of the lease.

Impairment of long-lived assets

Hydro-Québec reviews the carrying amounts of its property, plant and equipment and its amortizable intangible assets whenever events or changes in circumstances indicate that the expected undiscounted net cash flows could be lower than the carrying amount of the property. An impairment loss corresponding to the amount by which the carrying amount exceeds fair value is recognized in the results for the year, if applicable.

Note 1	Significant Accounting Policies (continued)

Employee future benefits

Hydro-Québec offers all its employees a contributory pension plan based on final pay (the “Pension Plan”), as well as other post-retirement benefits and post-employment benefits (collectively, the “Other plans”).
Hydro-Québec’s employee future benefit plans are defined-benefit plans.

The funded status of employee future benefit plans is recognized in Hydro-Québec’s Consolidated Balance Sheets. It is equal to the difference between the fair value of plan assets and the value of the projected benefit obligations of each plan.

Pension Plan and other post-retirement benefits

The Pension Plan is a fully funded contributory plan that provides pension benefits based on the number of years of service and an average of the best five years of earnings. These benefits are indexed annually based on a rate which is the greater of the inflation rate, up to a maximum of 2%, and the inflation rate less 3%.

The other post-retirement benefits are provided by group life, medical and hospitalization insurance plans, which are contributory plans with contributions adjusted annually.

Benefit costs and obligations under the Pension Plan and other post-retirement benefits provided in exchange for current service are calculated according to the projected benefit method prorated to years of service. They are determined using a discount rate and are based on Management’s best estimates, in particular concerning the expected return on plan assets, salary escalation, the increase in health care costs, the mortality rate, and employee retirement age.

In order to determine benefit costs and its obligations under the Pension Plan and other post-retirement benefits, Hydro-Québec has adopted the following policies:

◾	Discount rates used to determine the projected benefit obligations and to estimate the current service cost and the interest on obligations are based on the interest rate curve on the measurement date, namely December 31, of investment grade Canadian corporate bonds. These discount rates take into account the amount and different payment maturity dates of the projected benefit obligations for each plan.

◾	Actuarial gains and losses are initially recognized in Other comprehensive income. Thereafter, amortization of actuarial gains or losses is recognized under Other components of employee future benefit cost if the unamortized net actuarial gain or loss at the beginning of the year exceeds 10% of the value of the projected benefit obligations or 10% of the market-related value of the Plan assets, whichever is greater. The amortization corresponds to the excess divided by active employees’ average remaining years of service.

◾	The expected return on Pension Plan assets is based on market-related values determined by using a five-year moving average value for equity securities and by measuring other asset classes at fair value.

Asset retirement obligations

Asset retirement obligations correspond primarily to the costs of dismantling the Gentilly-2 nuclear facilities, the removal of spent nuclear fuel resulting from their operations, and the dismantling of thermal generating stations.

Hydro-Québec accounts for these obligations in Other liabilities, in the period in which the legal obligations with respect thereto arise, provided that a reasonable estimate of their fair value can be made. Fair value is determined by discounting the estimated cash flows required to settle the future obligation, calculated using a credit-adjusted risk-free rate. These cash flows are established on the basis of studies that use various assumptions concerning the measures and timing to be adopted for the retirement.

Asset retirement obligations are added to the carrying amount of the related long-lived asset and are amortized over its useful life. The increase in the liability attributable to the passage of time is recognized as an operational expenditure (i.e., an accretion expense) for the current year.

Asset retirement obligations may be adjusted to reflect the revision of expected timing and estimated cash flow amounts. The resulting change in costs is recognized as an increase or decrease in the carrying amount of an item of property, plant and equipment. When the asset reaches the end of its useful life, any change is immediately recognized as an operational expenditure.

Agreements with local communities

Hydro-Québec has entered into various agreements with the local communities concerned by certain investment projects. The amounts under these agreements are recognized in Long-term debt if they fall within the definition of a liability, and the offsetting item is recognized in Property, plant and equipment and intangible assets. The recognized amounts are determined by discounting the future cash flows related to these agreements. The discount rate used is the interest rate on Hydro-Québec bonds at the date of initial recognition. Subsequently, in the case of agreements with indexed cash flows, the cash flows are subject to an annual re-estimate that can result in a change in the discount rate.

Related party transactions

In the normal course of business, Hydro-Québec sells electricity and enters into other business transactions with its sole shareholder, the Québec government and its agencies, as well as with other government corporations and their controlled entities. These transactions are measured at the exchange amount.

Note 2	Changes in Accounting Policies

Standard issued but not yet adopted

Intangible assets

In September 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)—Targeted Improvements to the Accounting for Internal-Use Software.

This ASU makes targeted improvements to the accounting for internal-use software. Specifically, it removes all references to software development project stages and establishes a new cost capitalization criterion based on Management’s authorization and the probable-to-complete recognition threshold. It can be applied using one of three transition approaches: prospective, retrospective or modified prospective basis to the financial statements for quarterly and annual periods beginning on or after January 1, 2028. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Government grants

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832)—Accounting for Government Grants Received by Business Entities.

This ASU provides guidance on the initial evaluation, recognition, presentation and disclosure of government grants. It can be applied using one of three approaches, a modified prospective approach, a modified retrospective approach or a retrospective approach to the quarterly and annual financial statements of years as of January 1, 2029. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Note 3	Regulation

Distribution activities

Under the Act to ensure the responsible governance of energy resources and to amend various legislative provisions (S.Q. 2025, c. 24), electricity distribution rates have been indexed at 3% for residential clients subject to domestic rates. In decisions D-2025-022 and D-2025-033 dated February 20, and March 6, 2025, respectively, the Régie authorized rate increases of 3.6% for commercial customers and 1.7% for customers subject to Rate L. These decisions were stated to be provisional rulings under decisions D-2025-044 and D-2025-045. The rate adjustments became effective April 1, 2025, and apply until the Régie issues its final decisions on the rate cases.

Regulatory assets and liabilities

	Expected years of amortization	2025	2024
Regulatory assets
Costs related to energy efficiency and demand response initiatives[a]	2026–2040	1,634	892
Financial assistance related to public transit electrification[b]	2026–2050	271	282
Costs related to Indigenous affairs agreements[c]	2029–2075	115	–
Costs related to a suspension agreement[d]	2026	94	224
Other	2026–2047	43	11
		2,157	1,409
Less
Current portion		119	132
		2,038	1,277
Regulatory liabilities
Employee future benefits[e]	Various	1,293	335
Depreciation of property, plant and equipment[f]	2026–2115	282	291
Other	2026–2029	53	–
		1,628	626
Less
Current portion		42	–
		1,586	626

a)

Eligible costs incurred with regard to energy efficiency and demand response initiatives are recognized as a regulatory asset and bear interest at the rate of return on the rate base until such time as they are included in the latter and amortization begins.

b)

The amounts Hydro-Québec allocated for public transit electrification purposes are recognized as regulatory assets. Amortization of these amounts begins when they are included in the rate base, i.e., on the date they are paid.

c)

Eligible costs incurred as part of Indigenous affairs agreements are recognized as a regulatory asset. Amortization of these amounts should begin during the upcoming rate cycle in accordance with the terms to be approved.

d)

The offsetting entry for the financial liability recorded for an agreement regarding the temporary suspension of electricity deliveries from a generating station is recognized as a non-interest-bearing regulatory asset. This regulatory asset is amortized when the annual costs related to the suspension agreement are recovered in the rates, according to the amounts billed.

e)

The unamortized balances of net actuarial gains and losses to be reimbursed or recovered in future rates are recognized as regulatory assets or liabilities, as the case may be. These assets and liabilities are non-interest-bearing and are amortized when the unamortized balances are reclassified as a cost component of employee future benefits.

f)

Prior to July 10, 2015, the useful life of property, plant and equipment was limited to 50 years for rate-setting purposes. The differences in the depreciation expense resulting from this limit were recognized as a non-interest-bearing regulatory liability and are amortized at the same rate as the property, plant and equipment concerned.

Note 4	Acquisition of a Company

Acquisition of Great River Hydro NE LLC

On February 10, 2023, Hydro-Québec acquired 100% of the units of Great River Hydro NE LLC, a company which owns and operates 13 hydropower generating stations located in the states of Vermont, New Hampshire and Massachusetts, for a cash consideration of $2,056 million (US$1,539 million), including the final adjustments made to the purchase price. This acquisition will mainly enable Hydro-Québec to diversify its revenue streams in New England, its main export market.

The transaction was accounted for as a business combination based on the acquisition method.

The following table presents the purchase price allocation among the assets acquired and the liabilities assumed, measured at fair value on the acquisition date:

Assets
Current assets	60
Property, plant and equipment	2,502
Intangible assets	524
Goodwill	138
3,224
Liabilities
Current liabilities	31
Long-term debt	986
Other long-term liabilities	151
1,168
Total purchase price	2,056
Less
Cash acquired	37

Total purchase price, net of cash acquired	2,019

The determination of the fair value of assets acquired and liabilities assumed is based on Management’s estimates and assumptions and reflects the fair value of the consideration paid. Goodwill represents the excess of the purchase price over the aggregate fair value of the net assets acquired, and largely represents future growth. Goodwill is tax deductible. Given the rise of interest rates since the acquisition date, Hydro-Québec performed a comparison of the total carrying amount of the net assets acquired with the aggregate fair value, determined using the discounted future cash flow method, and recognized a $140-million expense in Depreciation and amortization in 2023.

Property, plant and equipment are depreciated over their estimated useful life, using the straight-line method. The weighted average useful life of property, plant and equipment was 67 years in 2023.

Intangible assets primarily represent licences, permits and other acquired rights. The operation of a hydropower generating station is subject to obtaining a renewable licence issued by the U.S. Federal Energy Regulatory Commission. As at December 31, 2024, the licences associated with three hydropower generating stations were in the process of being renewed, for anticipated periods of approximately 40 years. With regard to the other licences, their average residual term before the next renewal is 15 years. Intangible assets are subject to straight-line amortization over their estimated useful life of 70 years.

The acquisition resulted in transaction costs of $21 million that were recognized in operational expenditure, including $15 million in 2023, as well as transfer taxes of $4 million that were recognized in Taxes in 2023.

The results are presented in the Consolidated Statements of Operations, since the acquisition date. In 2023, revenue and the net loss recognized in the Consolidated Statements of Operations totalled $136 million and $179 million, respectively.

The impact of pro forma information on Hydro-Québec’s consolidated revenue and net income was not significant for the 12-month period ended December 31, 2023.

Note 5	Revenue

	2025		2024		2023
Revenue from ordinary activities
Electricity sales
In Québec	15,285		14,079		13,515
Outside Québec	1,703		1,499		2,365
	16,988		15,578		15,880
Other revenue from ordinary activities	528		349		287
	17,516	[a,b]	15,927	[a,b]	16,167	[a,b]
Revenue from other activities[c]	483	[d]	186		(81)[e]
	17,999		16,113		16,086

a)	Including revenue from the United States of $1,240 million in 2025 ($996 million in 2024 and $1,784 million in 2023).
b)	Including gains and losses on derivative instruments (see Note 14, Financial Instruments).
c)	Including its share of the results of investments accounted for at equity of $63 million in 2025 ($23 million in 2024 and $60 million in 2023).
d)	Including a gain of $256 million arising from the disposal of an equity method investment (see Note 10, Other Assets).
e)	Including an adjustment of $(284) million relating to an investment at equity.

Note 6	Taxes

	2025	2024	2023
Water-power royalties[a]	758	724	740
Public utilities tax[b]	342	333	333
Other	145	153	144
	1,245	1,210	1,217

a) Water-power royalties payable to the Québec government totalled $752 million in 2025 ($717 million in 2024 and $734 million in 2023).

b) The public utilities tax is payable to the Québec government.

Note 7   Financial Expenses

	2025	2024	2023
Net interest on long-term debt[a]	2,852	2,601	2,451
Capitalized financial expenses	(279)	(227)	(207)
Net investment income[b]	(160)	(160)	(91)
Other[c]	295	246	251
	2,708	2,460	2,404

a) Including investment income of $48 million in 2025 ($21 million in 2024 and $20 million in 2023) from securities held in the sinking funds allocated to repaying the long-term debt. The voluntary sinking fund strategy aims to issue additional bonds and to invest the funds raised in securities issued by certain Canadian provincial governments, so as to ensure the availability of funds when these debts mature in 2035 (see Note 10, Other Assets, and Note 12, Long-Term Debt).

b) Including interest of $66 million in 2025 ($156 million in 2024 and $189 million in 2023) on short-term borrowings and cash received as collateral. As part of its liquidity risk management, Hydro-Québec has access to a commercial paper program whose limit is US$5 billion or equivalent in C$. The company aims to invest the funds raised in short-term investments and cash equivalents.

c)  Including guarantee fees of $280 million in 2025 ($259 million in 2024 and $246 million in 2023) paid to the Québec government related to debt securities, which are charged at a rate of 0.5%.

Note 8   Accounts Receivable and Other Assets

	Notes	2025	2024
Accounts receivable[a,b]		2,422	2,231
Deposits[c]		135	176
Sinking fund[d]		724	–
Materials and supplies		880	762
Prepaid expenses		316	319
Regulatory assets	3	119	132
Derivative instruments	14	62	39
Other financial assets		289	294
		4,947	3,953

a)

Including unbilled electricity deliveries, which totalled $1,732 million as at December 31, 2025 ($1,592 million as at December 31, 2024), as well as an allowance for credit losses of $404 million as at December 31, 2025 ($386 million as at December 31, 2024).

b)	Including amounts receivable from the Québec government totalling $173 million as at December 31, 2025 ($189 million as at December 31, 2024).
c)	Including amounts paid or Treasury bills transferred to clearing agents (see Note 14, Financial Instruments).
d)	The mandatory sinking fund is allocated to repaying the long-term debt. It consists of securities issued by the Québec government.

Note 9	Property, Plant and Equipment and Intangible Assets

				2025				2024
	Depreciation/ amortization period	Cost	Accumulated depreciation/ amortization	Net carrying amount		Cost	Accumulated depreciation/ amortization	Net carrying amount

Property, plant and equipment
Dams and hydroelectric generating stations	40–120 years	56,725	24,360	32,365		56,222	23,531	32,691
Transmission substations and lines	30–85 years	41,603	17,664	23,939		40,733	17,002	23,731
Distribution substations and lines	25–70 years	19,822	8,885	10,937		18,959	8,663	10,296
Administrative buildings, telecommunications equipment and other	5–50 years	11,957	6,978	4,979		11,155	6,618	4,537
Property, plant and equipment under construction		9,661		9,661		6,794		6,794
		139,768	57,887	81,881	[a,b]	133,863	55,814	78,049	[a,b]

Intangible assets
Amortizable
Software and licences	5–15 years	3,021	2,209	812		2,885	2,098	787
Rights related to water management and other	20–70 years	630	57	573		658	44	614
		3,651	2,266	1,385	[c]	3,543	2,142	1,401
Non-amortizable
Easements and other				669				605
				2,054				2,006
				83,935	[d]			80,055	[d]

a)

As at December 31, 2025, the cost and accumulated depreciation of property, plant and equipment under finance leases amounted to $1,433 million and $591 million, respectively ($1,330 million and $535 million as at December 31, 2024).

b)

Including an amount of $1,306 million as at December 31, 2025 ($1,378 million as at December 31, 2024) relative to the regulatory practice authorized by the Régie in 2010 regarding the change in the depreciation method.

c)

For the 2026–2030 period, the amortization of intangible assets recorded as at December 31, 2025, is expected to be: $122 million in 2026, $98 million in 2027, $79 million in 2028, $60 million in 2029 and $44 million in 2030.

d)

In 2025, the depreciation and amortization expense of property, plant and equipment and intangible assets amounted to $2,770 million and $126 million, respectively ($2,690 million and $120 million in 2024, and $2,586 million and $115 million in 2023), and retirement of capital assets amounted to $110 million ($128 million in 2024 and $172 million in 2023). These amounts were recognized in Depreciation and amortization.

Note 10	Other Assets

	Note	2025	2024
Investments		1,741	1,697
Sinking fund[a]		1,249	1,202
Contract fulfillment costs[b]		346	316
Operating lease assets		118	112
Derivative instruments	14	12	8
Other		375	279
		3,841	3,614

a)

The voluntary sinking fund, allocated to repaying the long-term debt, consists of $549 million as at December 31, 2025 ($113 million as at December 31, 2024) of securities issued by the Québec government and $700 million as at December 31, 2025 ($365 million as at December 31, 2024) of securities issued by other Canadian provincial governments, maturing in 2035. The mandatory sinking fund, also allocated to repaying the long-term debt and consisting of securities issued by the Québec government, totalled $724 million as at December 31, 2024. It is recorded in Accounts receivable and other assets as at December 31, 2025.

b)

These costs correspond to setup costs to honour future sales contracts that will be mainly amortized on a straight-line basis over a 20-year period commencing on the starting date of electricity deliveries.

Investments

	Note	2025	2024	[a]
At equity
Société en commandite hydroélectrique Manicouagan (60.0%)[b]		545	547
Churchill Falls (Labrador) Corporation Limited (34.2%)		416	393
Société de projet BVH1, s.e.n.c. (33.3%)[c]		407	52
Dana TM4 (45.0%)	20	188	215
Innergex
Innergex énergie renouvelable inc. (19.9% in 2024)		–	326
Innergex HQI USA LLC (50.0%)		133	135
Other		52	29
		1,741	1,697

a)	The prior year’s data have been reclassified to conform to the presentation adopted in the current year.
b)

This investment includes the unamortized excess of the purchase price over the underlying carrying amount of the net assets of Société en commandite hydroélectrique Manicouagan as at the acquisition date, which consisted of unamortizable intangible assets of $282 million as well as property, plant and equipment of $171 million as at December 31, 2025 ($282 million and $180 million, respectively, as at December 31, 2024).

c)	This investment includes an amount receivable of $294 million as at December 31, 2025 (nil as at December 31, 2024).

Disposal of an investment

On July 21, 2025, Hydro-Québec closed the sale of its investment in Innergex énergie renouvelable inc. (“Innergex”) to the Caisse de dépôt et placement du Québec (“La Caisse”), a Québec state-owned enterprise, for a cash consideration of $556 million.

This transaction followed the agreement concluded on February 24, 2025, between Innergex and La Caisse to acquire all issued and outstanding common shares of Innergex, including Hydro-Québec’s 19.9% stake.

This transaction resulted in a gain of $256 million, net of transaction costs, recognized in revenue from other activities. The gain includes the reclassification of $45 million from Accumulated other comprehensive income, arising from its share from previous periods.

Note 11	Accounts Payable and Other Liabilities

	Notes	2025	2024
Accounts payable and accrued liabilities[a]		3,792	3,346	[b]
Accrued interest		1,011	936
Derivative instruments	14	45	62
Asset retirement obligations	13	111	80
Regulatory liabilities	3	42	–
		5,001	4,424

a)	Including amounts received from clearing agents pursuant to margin calls (see Note 14, Financial Instruments).
b)	Including an amount of $117 million to be paid to a Québec government corporation, as financial assistance related to public transit electrification.

Note 12	Long-Term Debt

During the year, Hydro-Québec carried out a number of fixed-rate issues on the Canadian capital market. The company therefore issued medium-term notes maturing in 2032, for an amount of $2.2 billion, at an average cost of 3.57%, and bonds maturing in 2065 for an amount of $3.7 billion, at an average cost of 4.45%.

The following table presents a breakdown of the debt, including the current portion:

			2025		2024
	Maturity	Effective interest rate[a] (%)	Carrying amount	Effective interest rate[a] (%)	Carrying amount
Canadian dollars
Medium-term notes – fixed rate[b]	2027–2060	4.86	15,852	5.07	14,096
Long-term bonds – fixed rate[b,c]	2031–2065	3.90	40,016	3.84	36,016
U.S. dollars
Medium-term notes – fixed rate[b]	2026–2028	6.87	165	7.25	252
Long-term bonds – fixed rate[b,d]	2026–2030	8.99	3,429	8.99	3,601
Redeemable perpetual notes at Hydro-Québec’s option – variable rates[b,e]		4.37	274	5.05	288
Redeemable Great River Hydro NE LLC notes – fixed rate[f]	2032	5.14	1,029	5.14	1,080
			60,765		55,333
Plus
Net premiums and unamortized issue expenses[b]			2,526		2,822
Adjustment for fair value hedged risk			58		74
Finance leases[g]	2036–2064		322		330
Other[h]	2026–perpetual		1,880		1,800
			65,551		60,359
Less
Current portion			794		121
			64,757		60,238

a)	Weighted average effective interest rates take into account contractual rates as well as premiums, discounts and issue expenses.
b)

As at December 31, 2025, $60,498 million in long-term debt and borrowings, net of sinking funds, and added to the notes held by a Hydro-Québec trust was guaranteed by the Québec government ($56,076 million as at December 31, 2024).

c)

Some of these debts are related to a voluntary sinking fund, allocated to their repayment. This fund, recognized in Other assets, totalled $1,249 million as at December 31, 2025 ($478 million as at December 31, 2024).

d)

Some of these debts carry sinking fund legal requirements. This fund, accounted for in Accounts receivable and other assets, totalled $724 million as at December 31, 2025 ($724 million in Other assets as at December 31, 2024).

e)	The perpetual notes bear interest at the Secured Overnight Financing Rate (the “SOFR”), plus 0.49076% calculated semi-annually.
f)

The subsidiary Great River Hydro NE LLC, holds senior notes totalling $1,029 million (US$750 million) as at December 31, 2025 [$1,080 million (US$750 million) as at December 31, 2024], bearing interest at a fixed rate of 4.94%. They are guaranteed by the entirety of the subsidiary’s property, plant and equipment. The subsidiary is required to meet certain financial requirements and conditions relating to these notes, all of which had been met as of December 31, 2025, and 2024.

g)	These debts are composed of finance leases covering certain facilities and an administrative building. The average weighted discount rate was 4.31% in 2025 (4.30% in 2024).
h)	These debts are mainly composed of liabilities under agreements entered into with local communities. The average weighted discount rate was 4.70% in 2025 (4.49% in 2024).

Note 12	Long-Term Debt (continued)

Capital repayments

The capital repayments maturing over the 2026–2030 period are as follows:

2026	794
2027	419
2028	2,497
2029	3,533
2030	1,437

Credit facility and lines of credit

Hydro-Québec has an undrawn credit facility of US$2,000 million, including a US$750-million swing loan, which will expire in 2028.

Any related debt securities will bear interest at a rate based on the SOFR, except for the swing loan, which is at the U.S. base rate.

Hydro-Québec also has access to operating lines of credit, which are renewed automatically in the absence of notice to the contrary and bear interest at the prime rate. As at December 31, the available balances on these lines of credit were as follows:

	2025	2024
C$ or US$ million	395	453
US$ million	259	259

Note 13	Other Liabilities

	Notes	2025	2024
Asset retirement obligations		1,515	1,418
Accounts payable[a]		613	711
Regulatory liabilities	3	1,586	626
Operating lease liabilities		112	104
Derivative instruments	14	10	3
Other		117	130
		3,953	2,992

a)

Including $142 million in government assistance received in advance from the Québec government as part of 2030 Plan for a Green Economy as at December 31, 2025 ($155 million as at December 31, 2024). This government assistance targets specific property, plant and equipment projects to be completed in 2029.

Asset retirement obligations

The rates used to determine the present value of the estimated cash flows ranged from 0.2% to 6.4% as at December 31, 2025, and 2024.

				2025			2024
	Gentilly-2 nuclear facilities	[a]	Other fixed assets	Total	Gentilly-2 nuclear facilities[a]	Other fixed assets	Total
Balance, beginning of year	999		499	1,498	812	297	1,109
Liabilities incurred	–		19	19	–	30	30
Accretion expense	55		15	70	47	9	56
Liabilities settled	(37)		(16)	(53)	(31)	(20)	(51)
Revision of estimated cash flows and expected timing of payments	106		(14)	92	171	183	354
Balance, end of year	1,123		503	1,626	999	499	1,498
Less
Current portion	44		67	111	51	29	80
	1,079		436	1,515	948	470	1,418

a)

In compliance with the Nuclear Fuel Waste Act (S.C. 2002, c. 23), Hydro-Québec has established a trust fund to finance the cost of long-term management of its waste. As at December 31, 2025, the fair value of the investments held in this trust fund amounts to $200 million ($193 million as at December 31, 2024). The latter were composed of debt securities issued by Hydro-Québec.

Note 14	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market and credit risk. Exposure to such risks and their impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices.

Currency risk

Hydro-Québec uses currency swaps and forward currency purchase contracts to manage the currency risk associated with U.S. dollar denominated short-term borrowings and long-term debt and forward currency sales contracts to manage exposure associated with probable sales in U.S. dollars. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

Hydro-Québec also uses forward currency sales contracts to cover its net investment in a foreign operation whose functional currency is the U.S. dollar. When designated as hedging items, these derivative instruments are recognized as net investment hedges.

Interest rate risk

Hydro-Québec uses interest rate swaps to convert certain fixed-rate debts into variable-rate debts and interest rate forward contracts to set the interest rate for certain future debt issues. When designated as hedging items, these derivative instruments are recognized based on the type of hedge, cash flow hedge or fair value hedge. In light of the hedging strategy used, the variable-rate portion of the bonds was 2.9% as at December 31, 2025 (3.2% as at December 31, 2024).

Price risk

Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy, aluminum and diesel prices. This aims to mitigate the impact of market price volatility on the results on the sale and purchase of electricity and purchase of fuel indexed to these prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

The following table presents the notional amounts of forward contracts and swaps used to manage the main types of market risk:

	2025	2024
Currency risk
Sale (US$ million)	2,739	2,733
Purchase (US$ million)	2,870	2,964

Interest rate risk
Variable-rate payer (C$ million)	1,500	1,500
Fixed-rate payer (C$ million)	2,000	2,000

Price risk
Electricity – Sale (TWh)	4.9	5.5
Electricity – Purchase (TWh)	2.8	0.4
Aluminum (tonnes)	470,500	300,000
Diesel (millions of litres)	5.0	15.2

Note 14	Financial Instruments (continued)

Credit risk

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to accounts receivable and other financial assets such as cash and cash equivalents, short-term investments, sinking funds, deposits and derivative instruments.

In terms of accounts receivable, this risk arises primarily from ongoing electricity sales inside and outside Québec. The risk exposure is limited due to Hydro-Québec’s large and diverse customer base in addition to measures put in place such as security deposits, scheduled prepayments, payment arrangements and service interruptions. Management therefore believes that Hydro-Québec is not exposed to a high credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie.

In order to reduce the exposure to credit risk related to other financial assets, Hydro-Québec deals with a number of issuers and financial institutions with high credit ratings. Furthermore, to offset exposure to risk related to derivative instruments, it has signed, with each counterparty, a collateral exchange agreement based on the International Swaps and Derivatives Association (“ISDA”) guidelines, which limits the market value of the portfolio. A variation of this market value beyond the agreed-upon limit will therefore result in a cash receipt or payment.

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, including the impact of offsets, by hedge type:

					2025

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	527	1	16	544
Interest rate contracts	113	49	–	–	162
Price contracts	–	–	–	60	60
Gross amounts recognized	113	576	1	76	766
Less
Impact of gross amounts offset[a]					111
Impact of cash received as collateral[b]					581
Net assets					74	[c]
Liabilities
Currency contracts	–	24	12	9	45
Price contracts	–	131	–	28	159
Gross amounts recognized	–	155	12	37	204
Less
Impact of gross amounts offset[a]					111
Impact of cash paid as collateral[b]					38
Net liabilities					55	[d]

Note 14	Financial Instruments (continued)

					2024

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	601	–	36	637
Interest rate contracts	129	18	–	–	147
Price contracts	–	41	–	33	74
Gross amounts recognized	129	660	–	69	858
Less
Impact of gross amounts offset[a]					92
Impact of cash received as collateral[b]					719
Net assets					47	[c]

Liabilities
Currency contracts	–	41	124	4	169
Interest rate contracts	–	1	–	–	1
Price contracts	–	16	–	45	61
Gross amounts recognized	–	58	124	49	231
Less
Impact of gross amounts offset[a]					92
Impact of cash paid as collateral[b]					74
Net liabilities					65	[d]

a)

The impact of gross amounts offset is related to contracts traded according to ISDA guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.
c)	As at December 31, 2025, $62 million was recorded in Accounts receivable and other assets ($39 million as at December 31, 2024) and $12 million in Other assets ($8 million as at December 31, 2024).
d)

As at December 31, 2025, $45 million was recorded in Accounts payable and other liabilities ($62 million as at December 31, 2024) and $10 million in Other liabilities ($3 million as at December 31, 2024).

Moreover, although certain derivative instruments cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. Hydro-Québec may also transfer Treasury bills to a clearing agent as financial collateral. As at December 31, 2025, an amount of $24 million receivable in consideration of net payments ($30 million as at December 31, 2024) and an amount of

$46 million receivable in consideration of the transfer of Treasury bills ($76 million as at December 31, 2024) were included in Accounts receivable and other assets, whereas $29 million payable in consideration of net cash receipts was included in Accounts payable and other liabilities (nil as at December 31, 2024). When the Treasury bills mature, the clearing agent remits the proceeds, including interest, to Hydro-Québec.

Note 14	Financial Instruments (continued)

Fair value hierarchy

Fair value measurements of derivative instruments are classified according to a three-level hierarchy, based on the inputs used.

							2025							2024

	Level 1	[a]	Level 2	[b]	Level 3	[c]	Total	Level 1	[a]	Level 2	[b]	Level 3	[c]	Total
Assets	23		706		37		766	21		820		17		858
Liabilities	38		165		1		204	61		170		–		231
							562							627

a)	Fair values are derived from the closing price on the balance sheet date.
b)

Fair values are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy, aluminum or diesel prices) in effect on the balance sheet date, and take into account the credit risk assessment. The valuation techniques make use of observable market inputs.

c)

Fair values are not based on observable inputs. The valuation technique used to classify price power purchase agreements of variable volumes is based on forward energy prices, taking the counterparty’s historical consumption into consideration.

Impact of derivative instruments on results and Other comprehensive income

The instruments traded, the impact of which is presented in the table below, reduce the volatility of results. Most of the derivative instruments are designated as hedges.

	2025	2024		2023
(Losses) gains on derivatives recognized in results
Fair value hedges
Interest rate contracts[a]	(24)	13		36
Derivatives not designated as hedges
Currency contracts[b]	(69)	122		45
Price contracts[b]	59	82		229
	(34)[c]	217[c]		310 [c]
(Losses) gains on derivatives reclassified from Other comprehensive income to results
Cash flow hedges
Currency contracts[d]	(194)	276		(249)
Interest rate contracts[a]	1	–		(1)
Price contracts[e]	(35)	394		871
	(228)[c]	670	[c]	621 [c]
Gains (losses) on derivatives recognized in Other comprehensive income
Cash flow hedges
Currency contracts	(65)	170		(73)
Interest rate contracts	214	240		(24)
Price contracts	(199)	75		1,206
	(50)	485		1,109
Net investment hedges
Currency contracts	68	(163)		26
	18	322		1,135

a)	These amounts were recognized in Financial expenses.
b)

These derivative instruments are essentially traded as part of integrated risk management. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2025, $39 million was recognized in Revenue ($84 million in 2024 and $368 million in 2023), $25 million in Electricity purchases [$(8) million in 2024 and $(136) million in 2023], and $(74) million in Financial expenses ($128 million in 2024 and $42 million in 2023).

c)

In 2025, the items Revenue, Electricity purchases, and Financial expenses totalled $17,999 million, $4,021 million and $2,708 million, respectively ($16,113 million, $2,925 million and $2,460 million in 2024 and $16,086 million, $2,645 million and $2,404 million in 2023).

d)	In 2025, $(16) million was recognized in Revenue [$(82) million in 2024 and $(138) million in 2023], and $(178) million in Financial expenses [$358 million in 2024 and $(111) million in 2023].
e)	In 2025, $(34) million was recognized in Revenue ($394 million in 2024 and $858 million in 2023), and $(1) million in Electricity purchases (nil in 2024 and $13 million in 2023).

Note 14	Financial Instruments (continued)

In 2025 and in 2024, Hydro-Québec did not reclassify any amount from Accumulated other comprehensive income to results after having discontinued cash flow hedges (net gain of $25 million in 2023).

As at December 31, 2025, Hydro-Québec estimated the total gains and losses on derivative instruments in Accumulated other comprehensive income that would be reclassified to results in the next 12 months to be a net loss of $93 million (net loss of $5 million as at December 31, 2024, and net gain of $302 million as at December 31, 2023).

As at December 31, 2025, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was four years (five years as at December 31, 2024, and six years as at December 31, 2023).

Fair value of other financial instruments

The carrying amount of cash equivalents, accounts receivable, deposits and other short-term financial assets and liabilities corresponds to their fair value due to their short maturity.

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on financial markets. These items are presented in the following table:

		2025			2024

	Notes	Carrying amount		Fair value	Carrying amount		Fair value
Assets
Sinking funds[a]	8, 10	1,973		1,993	1,202		1,201

Liabilities
Long-term debt[a]	12	65,551	[b,c]	63,787	60,359	[b,c]	61,706

a)	Includes the current portion.
b)

Includes an amount of $1,483 million as at December 31, 2025 ($1,486 million as at December 31, 2024) for debts subject to a fair value hedge, which resulted in an adjustment of $101 million as at December 31, 2025 ($125 million as at December 31, 2024) with respect to existing hedging relationships and of $(43) million as at December 31, 2025 [$(51) million as at December 31, 2024] for hedging relationships terminated by Hydro-Québec.

c)	Excludes accrued interest in the amount of $1,011 million as at December 31, 2025 ($936 million as at December 31, 2024).

Note 15	Equity

Share capital

The authorized share capital consists of 50,000,000 shares with a par value of $100 each, of which 43,741,090 shares were issued and paid up as at December 31, 2025 and 2024.

Retained earnings

Under the Hydro-Québec Act, the dividends to be paid by Hydro-Québec are declared once a year by the Québec government, which also determines the payment terms. For a given year, the dividend cannot exceed the distributable surplus, equal to 75% of net income. This calculation is based on the consolidated financial statements. However, in respect of a given year, no dividend may be declared in an amount that would have the effect of reducing the capitalization rate to less than 25% at the end of the year. All or a portion of the distributable surplus that has not been subject to a dividend declaration may no longer be distributed to the shareholder as a dividend.

For 2025, the dividend was $2,180 million ($1,997 million for 2024 and $2,466 million for 2023).

Accumulated other comprehensive income

						2025

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance, beginning of year	471	184	(137)	210	29	757
Other comprehensive income before reclassifications	(50)	(80)	68	589	17	544
Less
(Losses) gains reclassified outside of Accumulated other comprehensive income	(228)	–	–	–	45 [a]	(183)
Other comprehensive income	178	(80)	68	589	(28)	727
Balance, end of year	649	104	(69)	799	1	1,484

						2024

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance, beginning of year	656	(1)	26	(485)	47	243
Other comprehensive income before reclassifications	485	185	(163)	695	(18)	1,184
Less
Gains reclassified outside of Accumulated other comprehensive income	670	–	–	–	–	670
Other comprehensive income	(185)	185	(163)	695	(18)	514
Balance, end of year	471	184	(137)	210	29	757

						2023

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance, beginning of year	168	22	–	180	45	415
Other comprehensive income before reclassifications	1,109	(23)	26	(664)	2	450
Less
Gains reclassified outside of Accumulated other comprehensive income	621	–	–	1	–	622
Other comprehensive income	488	(23)	26	(665)	2	(172)
Balance, end of year	656	(1)	26	(485)	47	243

a)	Reclassification of a gain from Accumulated other comprehensive income to results, due to the disposal of an equity method investment (see Note 10, Other Assets).

Note 16	Supplementary Cash Flow Information

	$		$		$

	2025		2024		2023
Change in non-cash working capital items
Accounts receivable and other assets		(285)		(493)		435
Accounts payable and other liabilities		483		290		379
		198		(203)		814
Activities not affecting cash
Increase in property, plant and equipment and intangible assets in connection with:
Finance lease liabilities		–		224		–
Other long-term debts		4		61		–
Other		143		295		114
		147		580		114
Increase in operating lease assets and liabilities		35		33		7
		182		613		121
Interest paid		2,351		2,307		2,210

Note 17	Employee Future Benefits

The projected benefit obligations, valued by independent actuaries, and the assets of employee future benefit plans, at fair value, are valued as at December 31 of each year.

Changes in projected benefit obligations and in plan assets, at fair value

		Pension Plan		Other plans		Total

	2025	2024	2025	2024	2025	2024
Projected benefit obligations
Balance, beginning of year	25,443	25,290	1,442	1,474	26,885	26,764
Current service cost	372	393	49	50	421	443
Employee contributions	267	256			267	256
Benefit payments and refunds	(1,290)	(1,237)	(88)	(84)	(1,378)	(1,321)
Interest on obligations	1,112	1,158	63	67	1,175	1,225
Actuarial gain[a]	(450)	(417)	(58)	(65)	(508)	(482)
Balance, end of year	25,454	25,443	1,408	1,442	26,862	26,885
Plan assets, at fair value
Balance, beginning of year	32,331	29,946	145	129	32,476	30,075
Actual return on plan assets	3,124	3,366	6	7	3,130	3,373
Employee contributions	267	256			267	256
Contributions by Hydro-Québec	– [b]	– [b]	24	32	24	32
Benefit payments and refunds	(1,290)	(1,237)	(22)	(23)	(1,312)	(1,260)
Balance, end of year	34,432	32,331	153	145	34,585	32,476
Funded status – Plan surplus (deficit)	8,978	6,888	(1,255)	(1,297)	7,723	5,591
Presented as:
Employee future benefit assets	8,978	6,888	–	–	8,978	6,888
Accounts payable and other liabilities	–	–	67	67	67	67
Employee future benefit liabilities	–	–	1,188	1,230	1,188	1,230

a)

The actuarial gains as at December 31, 2025 and 2024, are primarily due to the increase in discount rates related to the increase of long-term interest rates. The actuarial gain in the Pension Plan as at December 31, 2025, was partly offset by the growth in salary increase rates.

b)	Actuarial valuations as at December 31, 2024 and 2023, for Pension Plan funding purposes triggered a contribution holiday for Hydro-Québec in 2025 and 2024.

As at December 31, 2025, accumulated benefit obligations under the Pension Plan totalled $23,777 million ($23,928 million as at December 31, 2024). Unlike projected benefit obligations, accumulated benefit obligations do not take into account the future salary assumption.

Pension Plan assets

Investments and their associated risks are managed in accordance with the Hydro-Québec Pension Fund Investment Management Policy (the “Investment Policy”), which is approved every year by the Board of Directors. These risks include market risk, credit risk and liquidity risk. The Investment Policy provides for diversification of benchmark portfolio securities in order to maximize the expected return within an acceptable risk interval that takes into account the volatility of the Pension Plan’s surplus or deficit. Additional frameworks define the approval process for each type of transaction and establish rules governing the active management of the different portfolios as well as credit risk management. Compliance with the Investment Policy and the additional frameworks is monitored on a regular basis. The Investment Policy allows the use of derivative instruments such as forward contracts, options and swaps.

The target allocation of Pension Plan investments, as established by the Investment Policy in effect as at December 31, 2025, was as follows:

%	Target allocation
Fixed-income securities	42
Equities	43
Alternative investments[a]	15

100

a)	Alternative investments include real estate investments and opportunistic funds.

Note 17	Employee Future Benefits (continued)

The fair value of net Pension Plan investments as at December 31, according to the fair value hierarchy and based on the type of securities, was as follows:

				2025					2024

	Level 1	Level 2	Level 3	Total		Level 1	Level 2	Level 3	Total
Cash	1,044	–	–	1,044		1,249	–	–	1,249
Short-term investments[a]	–	19	–	19		–	26	–	26
Bonds[a,b]	–	10,333	–	10,333		5	8,421	–	8,426
Listed shares	15,242	–	–	15,242		14,071	–	–	14,071
Real estate investments[a,c]	–	38	4,046	4,084		–	264	4,315	4,579
Private investments[d]	–	–	6,196	6,196		–	–	5,117	5,117
Hedge funds[e]	–	5,235	–	5,235		–	4,911	–	4,911
Investment assets[a,f]	11	911	–	922		157	172	–	329
Investment liabilities[a,g]	(187)	(8,309)	–	(8,496)		(7)	(6,222)	–	(6,229)
	16,110	8,227	10,242	34,579	[h]	15,475	7,572	9,432	32,479	[h]

a)

The fair value of Level 2 short-term investments, bonds, real estate investments and investment assets and liabilities is essentially measured by discounting net future cash flows, based on the current market rate of return. Level 2 derivative instruments are measured using the market closing prices of the underlying products or by discounting net future cash flows.

b)	Pension Plan assets include securities issued by Hydro-Québec, as well as by the Québec government and some of its agencies, for a total of $2,096 million ($1,521 million as at December 31, 2024).
c)

The fair value of Level 3 real estate investments is measured by independent appraisers. The main method used to determine the fair value of these investments is discounting future cash flows. This method is based on observable and unobservable inputs, in particular the discount rate and future cash flows.

d)

The fair value of Level 3 private investments is measured by various techniques including future cash flow discounting or using data such as earnings multiples or the price of recent comparable transactions.

e)	Hedge funds are measured at the values provided by the fund managers, which are determined on the basis of the fair value of the underlying investments or of the net asset value.
f)

Investment assets mainly consist of amounts due from pending trades, for an amount of $560 million ($10 million as at December 31, 2024), of securities purchased under resale agreements, for an amount of $174 million ($117 million as at December 31, 2024), and derivative instruments, for an amount of $119 million ($3 million as at December 31, 2024). As at December 31, 2025, there was no collateral pledged ($144 million as at December 31, 2024). Securities purchased under repurchase agreements are not recognized in assets given that the counterparty retains substantially all the risks and rewards incidental to ownership.

g)

Investment liabilities mainly consist of securities sold under repurchase agreements, for an amount of $8,117 million ($6,034 million as at December 31, 2024), bonds sold short, for an amount of $173 million ($118 million as at December 31, 2024), and collateral received, for an amount of $187 million ($2 million as at December 31, 2024). The securities sold under repurchase agreements are presented in assets given that the Pension Fund retains nearly all the risks and rewards incidental to their ownership. The bonds sold short represent the Pension Fund’s commitments to purchase securities from another party to hedge its positions.

h)	The fair value of investments does not take into account the net amount of payables and receivables, which is an amount payable of $147 million ($148 million as at December 31, 2024).

A reconciliation of the opening and closing balances of Level 3 investments is presented in the table below:

			2025			2024

	Real estate investments	Private investments	Total	Real estate investments	Private investments	Total
Balance, beginning of year	4,315	5,117	9,432	4,303	3,558	7,861
Acquisitions	260	1,476	1,736	307	1,282	1,589
Disposals	(276)	(508)	(784)	(81)	(243)	(324)
Net investment (losses) gains[a]	(253)	111	(142)	(126)	520	394
Transfers[b]	–	–	–	(88)	–	(88)
Balance, end of year	4,046	6,196	10,242	4,315	5,117	9,432

a)	Includes realized net losses of $26 million and unrealized net losses of $116 million (realized net gains of $9 million and unrealized net gains of $385 million in 2024).
b)	No transfers occurred in 2025 (a real estate investment was transferred to Level 2 in 2024).

Note 17	Employee Future Benefits (continued)

Plan costs

Net cost components recognized for the year

	Pension Plan			Other plans			Total

	2025	2024	2023	2025	2024	2023	2025	2024	2023
Current service cost[a]	372	393	283	49	50	44	421	443	327
Other components of employee future benefit cost[b]
Interest on obligations	1,112	1,158	1,156	63	67	67	1,175	1,225	1,223
Expected return on plan assets	(2,087)	(1,994)	(1,904)	(4)	(4)	(3)	(2,091)	(1,998)	(1,907)
Amortization of net actuarial gain	–	–	–	–	–	(1)	–	–	(1)
Amortization of past service credits	–	–	–	–	–	(4)	–	–	(4)
	(975)	(836)	(748)	59	63	59	(916)	(773)	(689)
Net (credit) cost recognized for the year	(603)	(443)	(465)	108	113	103	(495)	(330)	(362)

a) This component, net of the amount capitalized in assets, is recognized as an operational expenditure.

b) This item is presented separately in the Consolidated Statements of Operations. Its components are not capitalized in assets.

Components of Other comprehensive income for the year

	Pension Plan			Other plans			Total

	2025	2024	2023	2025	2024	2023	2025	2024	2023
Actuarial gain (loss)	1,487	1,789	(1,720)	60	68	(74)	1,547	1,857	(1,794)
Amortization of net actuarial gain	–	–	–	–	–	(1)	–	–	(1)
Amortization of past service credits	–	–	–	–	–	(4)	–	–	(4)
Change in Other comprehensive income	1,487	1,789	(1,720)	60	68	(79)	1,547	1,857	(1,799)
Change in the employee future benefit regulatory (liability) asset	(922)	(1,122)	1,084	(36)	(40)	50	(958)	(1,162)	1,134
Net change in Other comprehensive income	565	667	(636)	24	28	(29)	589	695	(665)

Components of Accumulated other comprehensive income

	Pension Plan			Other plans			Total

	2025	2024	2023	2025	2024	2023	2025	2024	2023
Unamortized net actuarial gain (loss)	2,024	537	(1,252)	70	10	(58)	2,094	547	(1,310)
Unamortized past service costs	–	–	–	(2)	(2)	(2)	(2)	(2)	(2)
Aggregate of amounts recognized in Accumulated other comprehensive income	2,024	537	(1,252)	68	8	(60)	2,092	545	(1,312)
Employee future benefit regulatory (liability) asset	(1,254)	(332)	790	(39)	(3)	37	(1,293)	(335)	827
Net amount recognized in Accumulated other comprehensive income	770	205	(462)	29	5	(23)	799	210	(485)

Note 17	Employee Future Benefits (continued)

Significant actuarial assumptions

The following actuarial assumptions, used to determine the projected benefit obligations and net cost recognized for the plans, result from a weighted average.

	Pension Plan						Other plans

	2025		2024		2023		2025	2024	2023
Projected benefit obligations
Rate at end of year (%)
Discount rate – Projected benefits	4.98		4.72		4.63		4.96	4.71	4.63
Salary escalation rate[a]	3.50		3.20		3.20
Net cost recognized
Rate at end of prior year (%)
Discount rate – Current service cost	4.83		4.63		5.09		4.73	4.63	5.08
Discount rate – Interest on obligations	4.43		4.63		5.08		4.44	4.63	5.07
Expected long-term rate of return on plan assets	6.75	[b]	6.75	[b]	6.50	[b]	2.75	2.40	2.10
Salary escalation rate[a]	3.20		3.20		3.15
Active employees’ average remaining years of service	14		14		14		13	12	12

a)	This rate takes salary increases into account as well as promotion opportunities while in service.
b)

The expected long-term rate of return on the Pension Plan assets is the average of the expected long-term returns on the various asset classes, weighted according to the target weightings of each of these, plus a rebalancing, diversification and active management premium, net of expected management and administrative fees.

As at December 31, 2025, health care costs were based on an average annual growth rate of 5.7% for 2026. According to the assumption used, this rate will continue to decrease until 2027 to stand at 5.3% until 2030, and then gradually decline until it has reached a final rate of 4.0% in 2040.

Benefits expected to be paid in next 10 years

	Pension Plan	Other plans
2026	1,300	85
2027	1,315	85
2028	1,331	87
2029	1,348	89
2030	1,370	91
2031–2035	7,312	487

In 2026, Hydro-Québec expects to make contributions of $23 million to Other plans, but does not plan to make contributions to the Pension Plan.

Note 18	Commitments and Contingencies

Commitments

Electricity purchases

Hydro-Québec has concluded electricity purchase agreements with companies over which it has joint control or significant influence, as well as companies controlled by a Québec state-owned enterprise. In 2025, electricity purchases from these companies amounted to $461 million ($504 million in 2024 and $399 million in 2023).

As at December 31, 2025, Hydro-Québec was also committed under contracts to purchase electricity and transmission services from counterparties. Based on the renewal clauses, the terms of these contracts extend through 2066.

On the basis of all these commitments, Hydro-Québec expects to make the following payments over the coming years:

2026	2,574
2027	2,882
2028	3,015
2029	3,176
2030	3,531
2031 and thereafter	80,925

Investments

As part of its development projects and activities aimed at sustaining its assets, Hydro-Québec is committed to purchasing materials and services for an estimated amount of $9.8 billion over the period from 2026 to 2036. In addition, under leases that are not yet in force, but to which it is already committed,
Hydro-Québec expects to make lease payments for a total undiscounted amount of $644 million from 2026 to 2058.

Contingencies

Litigation

In the normal course of its development and operations, Hydro-Québec is involved in claims and legal proceedings from time to time. Management believes that adequate provision has been made for such litigation. Consequently, it does not expect any material adverse effect of such contingent liabilities on the financial position or consolidated results of Hydro-Québec.

Among other pending actions, certain First Nations and Inuit communities have instituted proceedings before the Québec courts against the governments of Canada and Québec and against Hydro-Québec based on claims of Aboriginal rights and titles. For example, the Innu of Uashat mak Mani-utenam are claiming $1.5 billion as compensation for various activities carried out on the territory they claim, including the generation and transmission of electricity. In addition, the Innu of Pessamit have brought an action seeking the recognition of their Aboriginal rights and title to lands in Québec where certain Hydro-Québec electricity generation and transmission facilities are located, including the Manic-Outardes and Bersimis hydroelectric complexes. They allege that these facilities infringe on their Aboriginal rights and title and are claiming $500 million in compensation. Hydro-Québec is contesting the merits of these claims.

In addition, proceedings have been instituted against
Hydro-Québec and Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] relative to the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co. In an action brought before the courts of Newfoundland and Labrador in October 2020, Innu Nation Inc. alleges that the construction and operation of this hydroelectric complex amount to a “common enterprise” of CF(L)Co and Hydro-Québec, and allegedly infringe on the Aboriginal rights and title of the Labrador Innu. Innu Nation Inc. seeks a disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of this hydroelectric complex or, failing that, monetary compensation of $4 billion with regard to Hydro-Québec. However, on June 4, 2025, Hydro-Québec and Innu Nation Inc. agreed on a memorandum of understanding (MOU) in which the parties committed to settling their dispute and establishing the foundations and principles of a new relationship. In September 2025, an agreement to this effect was submitted to the two communities that make up Innu Nation Inc. with a view to ratification. As elements required to ratify the agreement are currently pending, Hydro-Québec and Innu Nation Inc. are pursuing their collaboration and will decide on future steps together. A liability in the discounted amount of $67 million and a regulatory asset of the same amount were recognized, in connection with the MOU.

In another action brought in 2023 before the Québec Superior Court, the Innu of Uashat mak Mani-utenam and the Innu of Matimekush-Lac John allege that the Churchill Falls hydroelectric complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, these two communities are jointly claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of
Hydro-Québec’s annual profits from the date of the commencement of the proceedings. Hydro-Québec is contesting the merits of this claim.

On October 27, 2025, the Kitigan Zibi Anishinabeg instituted proceedings before the Québec Superior Court based on the claims of Aboriginal rights and titles, targeting the Canadian and Québec governments as well as Hydro-Québec and the National Capital Commission, for damages totalling $5 billion. Regarding Hydro-Québec, they allege that economic benefits were gained from the Mercier hydroelectric dam, and are asking for compensation for loss of profits along with punitive damages. Hydro-Québec is contesting the merits of this claim.

Note 19	Information on the Operating Segment

Hydro-Québec has only one operating segment and manages its operations using a cross-functional approach. Its results and total assets are analyzed on a consolidated basis by the person acting as chief operating decision maker, i.e., the President and Chief Executive Officer. The latter uses net income to analyze actual and forecast results in order to assess Hydro-Québec’s performance. Significant expenses that are submitted to the chief operating decision maker for this purpose on a regular basis over the course of the year are disclosed in the following table. Investments are also submitted.

	Notes	2025	2024		2023

Revenue	5	17,999	16,113		16,086

Expenditure

Current operations[a]		4,301	4,114	[b]	3,744	[b]

Electricity purchases		4,021	2,925		2,645

Depreciation and amortization	4, 9	3,112	3,019		3,089

Other[c]		951	932	[b]	916	[b]

Financial expenses	7	2,708	2,460		2,404

Net income		2,906	2,663		3,288

Investments[d]		7,842	6,533	[b]	5,085	[b]

a)

Current operational expenditure is mainly composed of payroll, the cost of external services, acquisition costs of tangible and intangible property, and operating lease expenses. It includes research and development costs totalling $114 million in 2025 ($163 million in 2024 and $146 million in 2023).

b)	The prior year’s data have been reclassified to conform to the presentation adopted in the current year.
c)	The other expenditure is mainly composed of taxes, other components of employee future benefit cost and current service cost of the Pension Plan.
d)

The investments, as presented in this case for management purposes, are mainly composed of investments in property, plant and equipment and intangible assets, and also include investments in the regulatory asset with respect to costs related to energy efficiency and demand response initiatives.

Note 20	Subsequent Event

On January 20, 2026, Hydro-Québec closed the sale of its investment in Dana TM4, as part of its put option, for a cash consideration of $263 million (US$190 million). This transaction resulted in a gain of $87 million that will be included in the financial statements for the next quarter.

Annex A-2

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Consolidated Statements of Operations

In millions of Canadian dollars (unaudited)	Three months ended March 31

	Notes	2026	2025

Revenue	4	5,785	5,775

Expenses

Operations		1,157	1,074

Other components of employee future benefit cost	9	(244)	(229)

Electricity purchases		1,539	1,093

Depreciation and amortization		775	757

Taxes		379	376

Regulatory deferrals		(361)	–

		3,245	3,071

Income before financial expenses		2,540	2,704

Financial expenses	5	690	648

Net income		1,850	2,056

Consolidated Statements of Comprehensive Income

In millions of Canadian dollars (unaudited)	Three months ended March 31

	Notes	2026	2025

Net income		1,850	2,056

Other comprehensive income (loss)	10

Net change in items designated as cash flow hedges	7	(129)	29

Net change in translation differences		16	(1)

Net change in items designated as net investment hedges	7	(40)	(2)

Other		–	17

		(153)	43

Comprehensive income		1,697	2,099

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

In millions of Canadian dollars (unaudited)	Notes	As at March 31, 2026	As at December 31, 2025

ASSETS
Current assets

Cash and cash equivalents		4,538	2,660

Short-term investments		2,065	1,634

Accounts receivable and other assets		6,054	4,947

		12,657	9,241

Property, plant and equipment and intangible assets		84,697	83,935

Regulatory assets		2,522	2,038

Employee future benefit assets		9,216	8,978

Other assets	6	3,783	3,841

		112,875	108,033

LIABILITIES
Current liabilities

Borrowings		2,542	1

Accounts payable and other liabilities		4,601	5,000

Dividend payable		–	2,180

Current portion of long-term debt	7	756	794

		7,899	7,975

Long-term debt	7	67,884	64,757

Employee future benefit liabilities		1,192	1,188

Other liabilities		4,083	3,953

		81,058	77,873

EQUITY
Share capital		4,374	4,374

Retained earnings		26,112	24,302

Accumulated other comprehensive income	10	1,331	1,484

		31,817	30,160

		112,875	108,033

Contingencies	11

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Geneviève Brouillette	/s/ Manon Brouillette

Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

In millions of Canadian dollars (unaudited)	Three months ended March 31
	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2025		4,374	24,302	1,484	30,160

Net income			1,850		1,850

Other comprehensive income (loss)	10			(153)	(153)

Other			(40)		(40)

Balance as at March 31, 2026		4,374	26,112	1,331	31,817

Balance as at December 31, 2024		4,374	23,576	757	28,707

Net income			2,056		2,056

Other comprehensive income (loss)	10			43	43

Balance as at March 31, 2025		4,374	25,632	800	30,806

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

In millions of Canadian dollars (unaudited)	Three months ended March 31
	Notes	2026	2025

Operating activities

Net income		1,850	2,056

Adjustments to determine net cash flows from operating activities

Depreciation and amortization		775	757

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(166)	(146)

Gain on disposal of an equity method investment	6	(90)	–

Other		24	26

Regulatory assets and liabilities		(439)	(158)

Change in non-cash working capital items	8	(1,697)	(1,494)

		257	1,041

Investing activities

Additions to property, plant and equipment and intangible assets		(1,425)	(1,230)

Acquisition of short-term investments		(1,464)	(1,564)

Acquisition of sinking fund securities		–	(101)

Disposal of short-term investments		1,029	335

Disposal of an equity method investment	6	263	–

Increase in equity method investments		(47)	(21)

Other		5	18

		(1,639)	(2,563)

Financing activities

Issuance of long-term debt		3,436	1,736

Repayment of long-term debt		(391)	(117)

Cash receipts arising from credit risk management		731	657

Cash payments arising from credit risk management		(869)	(634)

Net change in debt securities with maturities of three months or less		1,852	2,789

Issuance of short-term borrowings with maturities greater than three months		650	704

Dividend paid		(2,180)	(1,997)

Other		28	19

		3,257	3,157

Foreign currency effect on cash and cash equivalents		3	(4)

Net change in cash and cash equivalents		1,878	1,631

Cash and cash equivalents, beginning of period		2,660	3,846

Cash and cash equivalents, end of period		4,538	5,477

Supplementary cash flow information	8

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three-month periods ended March 31, 2026 and 2025

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1	Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2025.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2025.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until June 5, 2026, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

Note 2	Changes in Accounting Policies

Standard issued but not yet adopted

Intangible assets

In September 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)—Targeted Improvements to the Accounting for Internal-Use Software.

This ASU makes targeted improvements to accounting for internal-use software. Specifically, it removes all references to software development project stages and establishes a new cost capitalization criterion based on management’s authorization and the probable-to-complete recognition threshold. It can be applied using one of three transition approaches: prospective, retrospective or modified prospective basis to the financial statements for quarterly and annual periods beginning on or after January 1, 2028. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Government grants

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832)—Accounting for Government Grants Received by Business Entities.

This ASU provides guidance on the initial measurement, recognition, presentation and disclosure of government grants. It can be applied using one of three approaches: a modified prospective approach, a modified retrospective approach or a retrospective approach to the quarterly and annual financial statements of years as of January 1, 2029. Hydro-Québec is currently examining the impact of this ASU on its consolidated financial statements.

Note 3	Regulation

Distribution activities

As of April 1, 2026, in accordance with Decision D-2026-036 issued on March 26, 2026, rendered as part of the 2026–2028 regulatory cycle, rate increases of 3.0% for residential customers, and 3.8% for commercial, institutional and industrial customers were approved.

The Régie de l’énergie du Québec (the “Régie”) acknowledged in its March 13, 2026, Decision D-2026-033, the update of regulatory principles and accounting practices. In accordance with this decision, all variance accounts that were inoperative under An Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27), became useful and available. These variances are recognized as regulatory assets or regulatory liabilities, as the case may be.

Note 3	Regulation (continued)

As at March 31, 2026, the main variance accounts are as follows:

Variances related to climate conditions

Variances between actual revenue and forecast revenue in rate filings, established based on climate normals, have been recognized as regulatory liability in the amount of $89 million as at March 31, 2026. The offset has been recognized under Revenue from other activities.

Variances related to electricity supplies

Variances in price and volume between actual electricity supplies and those forecast in rate filings recognized by the Régie for electricity rate-setting purposes have been accounted for as a regulatory asset in the amount of $345 million as of March 31, 2026. The offset has been recognized under Regulatory deferrals.

Note 4	Revenue

	Three months ended March 31
	2026		2025
Revenue from ordinary activities[a]
Electricity sales
In Québec	5,107		4,832
Outside Québec	526		798
	5,633		5,630
Other revenue from ordinary activities	70		74
	5,703		5,704
Revenue from other activities[b]	82	[c]	71
	5,785		5,775

a)	Including gains and losses on derivative instruments (see Note 7, Financial Instruments).
b)	Including its share of income of equity method investments of $27 million for the three-month period ended March 31, 2026 ($27 million for the corresponding period in 2025).
c)	Including a gain of $87 million arising from the disposal of an equity method investment (see Note 6, Other Assets).

Note 5	Financial Expenses

	Three months ended March 31
	2026	2025
Net interest on long-term debt[a]	722	670
Capitalized financial expenses	(71)	(58)
Net investment income[b]	(37)	(39)
Other[c]	76	75
	690	648

a)

Including investment income of $17 million for the three-month period ended March 31, 2026 ($10 million for the corresponding period of 2025) from securities held in the sinking funds allocated to repaying the long-term debt. The voluntary sinking fund strategy aims to issue additional bonds and to invest the funds raised in securities issued by certain provincial governments in Canada, so as to ensure the availability of funds when these debts mature in 2035.

b)

Including interest of $10 million for the three-month period ended March 31, 2026 ($16 million for the corresponding period of 2025) on short-term borrowings and cash received as collateral. As part of its liquidity risk management, Hydro-Québec has access to a commercial paper program whose limit is US$5 billion or equivalent in C$. The company aims to invest the funds raised in short-term investments and cash equivalents.

c)

Including guarantee fees of $76 million for the three-month period ended March 31, 2026 ($70 million for the corresponding period of 2025) paid to the Québec government related to debt securities, which are charged at a rate of 0.5%.

Note 6	Other Assets

On January 20, 2026, Hydro-Québec completed the sale of its 45% interest in Dana TM4 pursuant to the exercise of its put option, for a cash consideration of $263 million (US$190 million). This transaction resulted in a gain of $87 million, net of transaction costs, recognized in Revenue from other activities.

The gain includes the reclassification of $16 million from Accumulated other comprehensive income, arising from translation differences from previous periods.

Note 7	Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market and credit risk. Exposure to such risks and their impact on income are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices.

Currency risk

Hydro-Québec uses currency swaps and forward currency purchase contracts to manage the currency risk associated with U.S. dollar denominated short-term borrowings and long-term debt and forward currency sales contracts to manage exposure associated with probable sales in U.S. dollars. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

Hydro-Québec also uses forward currency sales contracts to cover its net investment in a foreign operation whose functional currency is the U.S. dollar. When designated as hedging items, these derivative instruments are recognized as net investment hedges.

Interest rate risk

Hydro-Québec uses interest rate swaps to convert certain fixed-rate debts into variable-rate debts and interest rate forward contracts to set the interest rate for certain future debt issues. When designated as hedging items, these derivative instruments are recognized based on the type of hedge: cash flow hedge or fair value hedge.

Price risk

Hydro-Québec uses mainly forward contracts and swaps to manage risk resulting from fluctuations in energy, aluminum and diesel prices. This aims to mitigate the impact of market price volatility on income from the sale and purchase of electricity and purchase of fuel indexed to these prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges.

The following table presents the notional amounts of forward contracts and swaps used to manage the main types of market risk:

	As at March 31, 2026	As at December 31, 2025
Currency risk
Sale (US$ million)	2,985	2,739
Purchase (US$ million)	4,437	2,870

Interest rate risk
Variable-rate payer (C$ million)	1,500	1,500
Fixed-rate payer (C$ million)	2,000	2,000

Price risk
Electricity – Sale (TWh)	1.7	4.9
Electricity – Purchase (TWh)	1.6	2.8
Aluminum (tonnes)	540,450	470,500
Diesel (millions of litres)	5.0	5.0

Note 7	Financial Instruments (continued)

Credit risk

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to accounts receivable and other financial assets such as cash and cash equivalents, short-term investments, sinking funds, deposits and derivative instruments.

In terms of accounts receivable, this risk arises primarily from ongoing electricity sales inside and outside Québec. The risk exposure is limited due to Hydro-Québec’s large and diverse customer base in addition to measures put in place such as security deposits, scheduled prepayments, payment arrangements and service interruptions. Management therefore believes that Hydro-Québec is not exposed to a high credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie.

As at March 31, 2026, Accounts receivable and other assets included an amount of $3,165 million ($2,422 million as at December 31, 2025) from contracts concluded with customers, including $1,650 million ($1,732 million as at December 31, 2025) in unbilled electricity deliveries. Amounts in Accounts receivable and other assets were presented net of the allowance for credit losses of $433 million ($404 million as at December 31, 2025).

In order to reduce the exposure to credit risk related to other financial assets, Hydro-Québec deals with a number of issuers and financial institutions with high credit ratings. Furthermore, to offset exposure to risk related to derivative instruments, it has signed, with each counterparty, a collateral exchange agreement based on the International Swaps and Derivatives Association (“ISDA”) guidelines, which limits the market value of the portfolio. A variation of this market value beyond the agreed-upon limit will therefore result in a cash receipt or payment.

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, including the impact of offsets, by hedge type:

	As at March 31, 2026

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	510	–	53	563
Interest rate contracts	98	37	–	–	135
Price contracts	–	19	–	30	49
Gross amounts recognized	98	566	–	83	747
Less
Impact of gross amounts offset[a]					206
Impact of cash received as collateral[b]					481
Net assets					60	[c]

Liabilities
Currency contracts	–	16	54	6	76
Interest rate contracts	–	9	–	–	9
Price contracts	–	250	–	57	307
Gross amounts recognized	–	275	54	63	392
Less
Impact of gross amounts offset[a]					206
Impact of cash paid as collateral[b]					110
Net liabilities					76	[d]

Note 7	Financial Instruments (continued)

			As at December 31, 2025

	Fair value hedges	Cash flow hedges	Net investment hedges	Derivatives not designated as hedges	Total
Assets
Currency contracts	–	527	1	16	544
Interest rate contracts	113	49	–	–	162
Price contracts	–	–	–	60	60
Gross amounts recognized	113	576	1	76	766
Less
Impact of gross amounts offset[a]					111
Impact of cash received as collateral[b]					581
Net assets					74	[c]

Liabilities
Currency contracts	–	24	12	9	45
Price contracts	–	131	–	28	159
Gross amounts recognized	–	155	12	37	204
Less
Impact of gross amounts offset[a]					111
Impact of cash paid as collateral[b]					38
Net liabilities					55	[d]

a)

The impact of gross amounts offset is related to contracts traded according to ISDA guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.
c)	As at March 31, 2026, $31 million was recorded in Accounts receivable and other assets ($62 million as at December 31, 2025) and $29 million in Other assets ($12 million as at December 31, 2025).
d)

As at March 31, 2026, $68 million was recorded in Accounts payable and other liabilities ($45 million as at December 31, 2025) and $8 million in Other liabilities ($10 million as at December 31, 2025).

Moreover, although certain derivative instruments cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned. Hydro-Québec may also transfer Treasury bills to a clearing agent as financial collateral. As at March 31, 2026, an amount of $29 million receivable in consideration of net payments ($24 million as at December 31, 2025) and an amount of $35 million receivable in consideration of the transfer of Treasury bills ($46 million as at December 31, 2025) were included in Accounts receivable and other assets, whereas nil was payable in consideration of net cash receipts was included in Accounts payable and other liabilities ($29 million as at December 31, 2025). When the Treasury bills mature, the clearing agent remits the proceeds, including interest, to Hydro-Québec.

Fair value hierarchy

Fair value measurements of derivative instruments are classified according to a three-level hierarchy, based on the inputs used.

	As at March 31, 2026				As at December 31, 2025

	Level 1[a]	Level 2[b]	Level 3[c]	Total	Level 1[a]	Level 2[b]	Level 3[c]	Total
Assets	11	717	19	747	23	706	37	766
Liabilities	43	349	–	392	38	165	1	204
				355				562

a)	Fair values are derived from the closing price on the balance sheet date.
b)

Fair values are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy, aluminum or diesel prices) in effect on the balance sheet date, and take into account the credit risk assessment. The valuation techniques make use of observable market inputs.

c)

Fair values are not based on observable inputs. The valuation technique used to classify fixed price power purchase agreements of variable volumes is based on forward energy prices, taking the counterparty’s historical consumption into consideration.

Note 7	Financial Instruments (continued)

Impact of derivative instruments on income and other comprehensive income

The instruments traded, the impact of which is presented in the table below, reduce the volatility of results. Most of the derivative instruments are designated as hedges.

	Three months ended March 31

	2026	2025
Gains (losses) on derivatives recognized in income
Fair value hedges
Interest rate contracts[a]	(10)	22
Derivatives not designated as hedges
Currency contracts[b]	16	9
Price contracts[b]	44	(9)
	50 [c]	22 [c]
Gains (losses) on derivatives reclassified from other comprehensive income to income
Cash flow hedges
Currency contracts[d]	58	(10)
Price contracts[e]	(41)	(38)
	17 [c]	(48)[c]
(Losses) gains on derivatives recognized in other comprehensive income
Cash flow hedges
Currency contracts	41	19
Interest rate contracts	4	(11)
Price contracts	(157)	(27)
	(112)	(19)
Net investment hedges
Currency contracts	(40)	(2)
	(152)	(21)

a)	These amounts were recognized in Financial expenses.
b)

These derivative instruments are essentially traded as part of integrated risk management. Their impact on income is recognized in the line items affected by the managed risk. Therefore, for the three-month period ended March 31, 2026, $41 million was recognized in Revenue [($(9) million for the corresponding period of 2025)], $(3) million in Electricity purchases [$(1) million for the corresponding period of 2025], and $22 million in Financial expenses ($10 million for the corresponding period of 2025).

c)

The items Revenue, Electricity purchases, and Financial expenses totalled, respectively, $5,785 million, $1,539 million and $690 million, for the three-month period ended March 31, 2026 ($5,775 million, $1,093 million and $648 million for the corresponding period of 2025).

d)

For the three-month period ended March 31, 2026, $3 million was recognized in Revenue [$(9) million for the corresponding period of 2025], and $55 million in Financial expenses [$(1) million for the corresponding period of 2025)].

e)	For the three-month period ended March 31, 2026, $(41) million was recognized in Revenue [$(38) million for the corresponding period of 2025].

For the three-month periods ended March 31, 2026 and 2025, Hydro-Québec did not reclassify any amount from Accumulated other comprehensive income to income after having discontinued cash flow hedges.

As at March 31, 2026, Hydro-Québec estimated that the total gains and losses on derivative instruments in Accumulated other comprehensive income that would be reclassified to income in the next 12 months amounted to a net loss of $227 million (net gain of $14 million as at March 31, 2025).

As at March 31, 2026, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was four years (five years as at March 31, 2025).

Note 7	Financial Instruments (continued)

Fair value of other financial instruments

The carrying amount of cash equivalents, accounts receivable, deposits and other short-term financial assets and liabilities corresponds to their fair value due to their short maturity.

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on financial markets. These items are presented in the following table:

	As at March 31, 2026			As at December 31, 2025

	Carrying amount		Fair value	Carrying amount		Fair value
Assets
Sinking funds[a,b]	1,978		1,988	1,973		1,993

Liabilities
Long-term debt[b]	68,640	[c,d]	65,353	65,551	[c,d]	63,787

a)	The sinking funds allocated to repaying the long-term debt consist of securities issued by certain provincial governments in Canada.
b)	Includes the current portion.
c)

Includes an amount of $1,482 million as at March 31, 2026 ($1,483 million as at December 31, 2025), for debts subject to a fair value hedge, which resulted in an adjustment of $91 million as at March 31, 2026 ($101 million as at December 31, 2025) with respect to existing hedging relationships and of $(41) million as at March 31, 2026 [$(43) million as at December 31, 2025] for hedging relationships terminated by Hydro-Québec.

d)	Excludes accrued interest in the amount of $473 million as at March 31, 2026 ($1,011 million as at December 31, 2025).

Note 8	Supplementary Cash Flow Information

	Three months ended March 31

	2026	2025
Change in non-cash working capital items
Accounts receivable and other assets	(1,233)	(1,046)
Accounts payable and other liabilities	(464)	(448)
	(1,697)	(1,494)
Activities not affecting cash
Increase in property, plant and equipment and intangible assets	32	31
Increase in operating lease assets and liabilities	13	10
	45	41
Interest paid	1,170	1,086

Note 9	Employee Future Benefits

	Three months ended March 31

	Pension Plan		Other plans		Total

	2026	2025	2026	2025	2026	2025
Current service cost	89	93	13	13	102	106
Other components of employee future benefit cost
Interest on obligations	282	278	16	15	298	293
Expected return on plan assets	(542)	(522)	–	–	(542)	(522)
	(260)	(244)	16	15	(244)	(229)
Net (credit) cost recognized	(171)	(151)	29	28	(142)	(123)

Note 10	Accumulated Other Comprehensive Income

						Three months ended March 31, 2026

	Cash flow hedges	Translation differences		Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance as at December 31, 2025	649	104		(69)	799	1	1,484
Other comprehensive income (loss) before reclassifications	(112)	32		(40)	–	–	(120)
Less
Gains reclassified outside of Accumulated other comprehensive income	17	16	[a]	–	–	–	33
Other comprehensive income (loss)	(129)	16		(40)	–	–	(153)
Balance as at March 31, 2026	520	120		(109)	799	1	1,331

					Three months ended March 31, 2025

	Cash flow hedges	Translation differences	Net investment hedges	Employee future benefits	Other	Accumulated other comprehensive income
Balance as at December 31, 2024	471	184	(137)	210	29	757
Other comprehensive income (loss) before reclassifications	(19)	(1)	(2)	1	16	(5)
Less
Losses reclassified outside of Accumulated other comprehensive income	(48)	–	–	–	–	(48)
Other comprehensive income (loss)	29	(1)	(2)	1	16	43
Balance as at March 31, 2025	500	183	(139)	211	45	800

a)	Reclassification of a gain from Accumulated other comprehensive income to income, due to the disposal of an equity method investment (see Note 6, Other Assets).

Note 11	Contingencies

Litigation

In the normal course of its development and operations, Hydro-Québec is involved in claims and legal proceedings from time to time. Management believes that adequate provision has been made for such litigation. Consequently, it does not expect any material adverse effect of such contingent liabilities on the financial position or consolidated results of Hydro-Québec.

Among other pending actions, certain First Nations and Inuit communities have instituted proceedings before the Québec courts against the governments of Canada and Québec and against Hydro-Québec based on claims of Aboriginal rights and titles. For example, the Innu of Uashat mak Mani-utenam are claiming $1.5 billion as compensation, in particular, for various activities carried out on the territory they claim, including the generation and transmission of electricity. In addition, the Innu of Pessamit have brought an action seeking the recognition of their Aboriginal rights and title to lands in Québec where certain Hydro-Québec electricity generation and transmission facilities are located, including the Manic-Outardes and Bersimis hydroelectric complexes. They allege that these facilities infringe on their Aboriginal rights and title and are claiming $500 million in compensation. Hydro-Québec is contesting the merits of these claims.

In addition, proceedings have been instituted against Hydro-Québec and Churchill Falls (Labrador) Corporation Limited [“CF(L)Co”] relative to the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co. In an action brought before the courts of Newfoundland and Labrador in October 2020, Innu Nation Inc. alleges that the construction and operation of this hydroelectric complex amount to a “common enterprise” of CF(L)Co and Hydro-Québec, and allegedly infringe on the Aboriginal rights and title of the Labrador Innu. Innu Nation Inc. seeks a disgorgement of the profits that CF(L)Co and Hydro-Québec have derived from the operation of this hydroelectric complex or, failing that, monetary compensation of $4 billion with regard to Hydro-Québec. However, on June 4, 2025, Hydro-Québec and Innu Nation Inc. agreed on a memorandum of understanding (MOU) in which the parties committed to settling their dispute and establishing the foundations and principles of a new relationship. In September 2025, an agreement to this effect was submitted to the two communities that make up Innu Nation Inc. with a view to ratification. As elements required to ratify the agreement are currently pending, Hydro-Québec and Innu Nation Inc. are pursuing their collaboration and will decide on future steps together. A liability in the discounted amount of $67 million and a regulatory asset of the same amount were recognized, in connection with the MOU.

In another action brought in 2023 before the Québec Superior Court, the Innu of Uashat mak Mani-utenam and the Innu of Matimekush-Lac John allege that the Churchill Falls hydroelectric complex infringes on their Aboriginal rights and title, as well as their treaty rights. In addition to various judicial declarations and permanent injunction orders, these two communities are jointly claiming from Hydro-Québec $2 billion in compensatory damages, $200 million in punitive damages, and additional damages in the form of an annual payment equivalent to 12.5% of 15% of Hydro-Québec’s annual profits from the date of the commencement of the proceedings. Hydro-Québec is contesting the merits of this claim.

On October 27, 2025, the Kitigan Zibi Anishinabeg instituted proceedings before the Québec Superior Court based on the claims of Aboriginal rights and titles, targeting the Canadian and Québec governments as well as Hydro-Québec and the National Capital Commission, for damages totalling $5 billion. Regarding Hydro-Québec, they allege that economic benefits were gained from the Mercier hydroelectric dam, and are asking for compensation for loss of profits along with punitive damages. Hydro-Québec is contesting the merits of this claim.

Note 12	Information on the Operating Segment

Hydro-Québec has only one operating segment and manages its operations using a cross-functional approach. Its results and total assets are analyzed on a consolidated basis by the person acting as chief operating decision maker, i.e., the President and Chief Executive Officer. The latter uses net income to analyze actual and forecast results in order to assess Hydro-Québec’s performance. Significant expenses that are submitted to the chief operating decision maker for this purpose on a regular basis over the course of the period are disclosed in the following table. Investments are also submitted to the chief operating decision maker.

		Three months ended March 31
	Notes	2026	2025

Revenue	4	5,785	5,775

Expenses

Current operations[a]		1,058	966

Electricity purchases		1,539	1,093

Depreciation and amortization		775	757

Other[b]		(127)	255

Financial expenses	5	690	648

Net income		1,850	2,056

Investments[c]		1,571	1,407

Equity method investments on March 31		1,596	1,736

a)	Current operational expenses are mainly composed of payroll, the cost of external services, acquisition costs of tangible and intangible property, and operating lease expenses.
b)	Other expenses are mainly composed of taxes, other components of employee future benefit cost, current service cost of the Pension Plan, as well as regulatory deferrals.
c)

The investments, as presented in this case for management purposes, are mainly composed of investments in property, plant and equipment and intangible assets, and also include investments in the regulatory asset with respect to costs related to energy efficiency and demand response initiatives.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended March 31
Summary of Results	2026	2025	Change (%)
Revenue	5,785	5,775	0.2	h
Expenses	3,245	3,071	5.7	h
Financial expenses	690	648	6.5	h
Net income	1,850	2,056	10.0	i

Annex B

SUPPLEMENTARY INFORMATION

(UNAUDITED)

The following table sets forth the non-consolidated and outstanding long-term debt by issue of Hydro-Québec, as of March 31, 2026, expressed in Canadian dollars and in currency units:

Long-Term Debt by Issue

Series	Maturity Date	Issue Date[a]	Interest Rate %	Nominal Amount in Canadian Dollars	CUSIP Number or ISIN Code	References[b]

Payable in Canadian Dollars

Medium-term notes issued under Canadian MTN program

0071	2027-03-02	2017-03-02	2.461	15,000,000	CA44889Z ET 99
0082	2028-09-01	2022-01-13	2.000	2,400,000,000	CA44889Z FE 12
0017	2029-01-16	1999-02-02	6.500	75,000,000	CA44889Z CK 09
0086	2029-09-01	2023-01-30	3.400	2,400,000,000	CA44889Z FJ 09
0078	2030-06-30	2020-06-30	1.322	35,169,000	CA44889Z FA 99
0080	2031-03-02	2021-03-02	2.048	20,350,000	CA44889Z FC 55
0038	2031-08-15	2001-01-17	6.000	4,325,000	CA44889Z DG 87
0083	2032-03-02	2022-03-02	2.729	20,750,000	CA44889Z FF 86
0091	2032-09-01	2025-02-24	3.550	2,250,000,000	CA44889Z FP 68
0092	2033-09-01	2026-01-15	3.600	2,100,000,000	CA44889Z FQ 42
0090	2034-04-04	2024-04-04	4.185	28,638,000	CA44889Z FN 11
0009	2035-01-16	1998-02-03	6.500	686,500,000	CA44889Z BF 23	1
0011	2035-01-16	1998-02-18	Various	50,000,000	CA44889Z BH 88	1, 2
0016	2035-01-16	1998-07-27	Various	170,000,000	CA44889Z CJ 36	1, 3
0019	2035-02-15	1999-04-30	6.500	3,294,000,000	CA44889Z CM 64	1
0012	2035-07-16	1998-06-05	Various	150,000,000	CA44889Z BJ 45	1, 4
0014	2035-07-16	1998-07-15	—	67,500,000	—	1, 5
0020	2040-02-15	1999-05-14	6.000	3,770,500,000	CA44889Z CN 48
0032	2050-02-15	2000-08-01	6.000	50,000,000	CA44889Z DA 18
0033	2060-02-15	2000-11-02	Various	200,000,000	CA44889Z DB 90	6
0037	2060-02-15	2001-01-12	Various	10,000,000	CA44889Z DF 05	7
0039	2060-02-15	2001-01-19	Various	121,000,000	CA44889Z DH 60	8
0040	2060-02-15	2001-01-24	Various	30,000,000	CA44889Z DJ 27	9

				17,948,732,000
0061	2027-04-15	2009-10-14	—	65,450,000	CA44889Z EH 51	10
0081	2029-04-29	2021-04-29	—	36,036,000	CA44889Z FD 39	10
0085	2031-04-18	2022-04-18	—	38,355,000	CA44889Z FH 43	10
0088	2039-04-15	2023-02-17	—	128,275,000	CA44889Z FL 54	10

				268,116,000
Long-term bonds
IH	2031-02-26	1993-07-27	11.000	190,000,000	448814 EG 4
JG	2031-08-15	1999-01-26	6.000	825,675,000	448814 GY 3
JM	2045-02-15	2006-10-17	5.000	5,000,000,000	CA448814 HZ 92
JN	2050-02-15	2009-01-15	5.000	7,000,000,000	CA448814 JA 24
JQ	2055-02-15	2014-11-04	4.000	7,000,000,000	CA448814 8V 86
JR	2060-02-15	2020-11-09	2.100	6,500,000,000	CA448814 JC 89
JS	2063-02-15	2022-05-13	4.000	8,000,000,000	CA448814 JD 62
JU	2065-02-15	2024-09-19	4.000	7,000,000,000	CA448814 BQ 57

				41,515,675,000

Debt classified by currency of issue and repayment				59,732,523,000

B-1

Series	Maturity Date	Issue Date[a]	Interest Rate %	Nominal Amount in Canadian dollars[c]	Nominal Amount in Currency units	CUSIP Number or ISIN Code	References[b]

Payable in U.S. Dollars

Medium-term notes issued under U.S. MTN program
B-63	2027-04-30	1992-04-30	9.500	27,910,000	20,000,000	44881H CK 8
B-130	2028-07-13	1998-07-13	6.625	69,775,000	50,000,000	44881H EZ 3

				97,685,000	70,000,000

Long-term bonds

GH	2026-04-15	1986-04-30	8.250	348,875,000	250,000,000	448814 CS 0	11
GQ	2027-01-15	1987-01-29	8.250	348,875,000	250,000,000	448814 CT 8
HE	2029-06-15	1989-06-22	8.625	348,875,000	250,000,000	448814 DB 6
HH	2029-12-01	1989-12-07	8.500	697,750,000	500,000,000	448814 DC 4
HK	2030-04-15	1990-04-18	9.375	697,750,000	500,000,000	448814 DF 7
HQ	2030-11-15	1990-11-20	9.500	697,750,000	500,000,000	448814 DL 4

				3,139,875,000	2,250,000,000

Redeemable perpetual notes at Hydro-Québec’s option
GL	Undated	1986-09-09	Various	99,959,665	71,630,000	GB0044519493	12
JT	Undated	2023-08-14	Various	179,238,020	128,440,000	XS2645732467	12

				279,197,685	200,070,000

Debt classified by currency of issue and repayment[d]					2,520,070,000

a)	If more than one issue date, the date of the first issue is indicated.

b)	Not redeemable unless otherwise specified.

c)	Translated at rates in effect as at March 31, 2026 (U.S. Dollar: $1.3955).

d)	We use currency swaps and forward currency contracts to hedge foreign-currency-denominated debt issuances (see Note 7 of the Consolidated Financial Statements as at March 31, 2026).

1)	A voluntary sinking fund is allocated to the repayment of debts maturing in 2035.

2)	From January 16, 2022, fixed coupon amounts of $1.6 million payable semi-annually.

3)	From January 16, 1999, to January 16, 2014, interest coupons of $3 million payable semi-annually. From January 16, 2024, to January 16, 2035, interest coupons of $5.525 million payable semi-annually.

4)	Fixed rate coupon of 6.5% semi-annually commencing on January 16, 2026.

5)	Maturing annually from January 16, 2025, to January 16, 2026, then maturing semi-annually from January 16, 2026, to July 16, 2035, in various payment amounts.

6)	No interest payment until February 15, 2030, exclusive. Commencing on February 15, 2030, fixed rate coupon of 45% payable semi-annually.

7)

No interest payment until February 15, 2041, exclusive. From February 15, 2041, to February 15, 2045, interest coupons of $50 million payable annually. From February 15, 2046, to February 15, 2050, interest coupons of $35 million payable annually. From February 15, 2051, to February 15, 2055, interest coupons of $20 million payable annually. From February 15, 2056, to February 15, 2059, interest coupons of $10 million payable annually.

8)	No interest payment until February 15, 2040, exclusive. Commencing on February 15, 2040, fixed rate coupon of 100% payable semi-annually.

9)

No interest payment until February 15, 2050, exclusive. From February 15, 2050, to February 15, 2052, interest coupons of $45 million payable annually. From February 15, 2053, to February 15, 2055, interest coupons of $40 million payable annually. From February 15, 2056, to February 15, 2058, interest coupons of $35 million payable annually. On February 15, 2059, interest coupon of $30 million is payable.

10)	These medium-term notes are eliminated in the 2026 Consolidated Financial Statements.

11)	Mandatory sinking fund debentures.

12)	The perpetual notes are redeemable at par at Hydro-Québec’s option.

B-2

PART II

1.

The amount or estimated amounts, itemized in reasonable detail, of expenses, other than underwriting commissions, incurred or borne by or for the account of the Issuer in connection with the sale of the securities to be offered or properly chargeable thereto, including legal, engineering, certification, and other charges.

The following are the estimated expenses of the issuance and distribution of the securities being registered:

Registration Fee	$414,300
Printing Expenses*	$50,000
Legal Fees and Expenses*	$300,000
Rating Agency Fees*	$400,000
Fiscal Agent Fees and Expenses*	$50,000
Audit Fees and Expenses*	$200,000
Total	$1,414,300

*	Estimate

2.

Agreement of the Issuer to furnish a copy of the opinion or opinions of counsel in respect of the legality of the issue, with a translation, where necessary, into the English language. Such opinion shall set out in full all laws, decrees, ordinances or other acts of Government under which the issue of such securities has been authorized.

Hydro-Québec hereby agrees to furnish an opinion or opinions of counsel, with respect to the legality of the issue, in connection with the offering of securities under this Registration Statement, and to furnish copies of the documents authorizing each issue of securities under this Registration Statement, and any other governmental approvals of the Registrant required in connection with this issue, in an amendment to Hydro-Quebec’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement, in each case together with translations of the same into the English language.

3.	Substitution of security.

All of the funded and floating debt of the Registrants is unsecured, hence there is no provision for substitution of security with regard thereto.

UNDERTAKINGS

The Registrants hereby undertake:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);

(ii)

To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)

To include any material information with respect to the Plan of Distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that the Registrants shall not be required to file a post-effective amendment otherwise required by clauses (i) or (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Exchange Act that is incorporated by reference in this Registration Statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrants pursuant to Rule 424(b) (l), (4) or (5) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(5)

That, for purposes of determining any liability under the Securities Act, each filing of the Registrants’ Annual Reports, on Form 18-K or of amendments thereto under the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)

That, for the purposes of determining any liability under the Securities Act, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness;

provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises:

(1)	The facing sheet;

(2)	The cross-reference sheet;

(3)	Part I consisting of the Basic Prospectus;

(4)	Part II consisting of pages II-1 through II-7;

(5)	The following Exhibits:

(1.1)	Form of Terms Agreement and related Underwriting Agreement Standard Provisions.

(4.1)	Form of Fiscal Agency Agreement.

(4.3)	Form of Global Debt Security (included in Exhibit 4.1).

(5.1)	Opinion of Miller Thomson LLP, Québec and Canadian counsel to Hydro-Québec and Québec.

(23.1)	Consent of Miller Thomson LLP, Québec and Canadian counsel to Hydro-Québec and Québec (included in Exhibit 5.1).

(23.2)	Consent of Norton Rose Fulbright Canada LLP.

(23.3)	Consent of the Auditor General of Québec, KPMG LLP and Ernst & Young LLP, independent auditors.

(99.1)	List of Names and Addresses of Underwriters.*

*

To be filed with an amendment to Hydro-Québec’s Annual Report on Form 18-K incorporated by reference herein or a post-effective amendment to this Registration Statement relating to a particular issue of Securities or Warrants.

SIGNATURE OF REGISTRANT-ISSUER

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of the Registrant-Issuer.

HYDRO-QUÉBEC

By:	/s/ Maxime Aucoin
Name: Maxime Aucoin
Title: Executive Vice President and Chief Financial Officer

By:	/s/ Guillaume Bouthillier
Name: Guillaume Bouthillier
Title: Vice President and Treasurer

June 5, 2026

SIGNATURE OF REGISTRANT-GUARANTOR

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of the Registrant-Guarantor.

QUÉBEC

By:	/s/ Guillaume Pichard
	Name:	Guillaume Pichard
	Title:	Assistant Deputy Minister Financing, Debt Management, Banking and Financial Operations

June 5, 2026

SIGNATURE OF REGISTRANTS’ AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of the Registrants’ authorized agent in the United States.

By:	/s/ David Brulotte
Name: David Brulotte
Title: Delegate General of Québec in New York

June 5, 2026

EXHIBIT INDEX

(1.1)	Form of Terms Agreement and related Underwriting Agreement Standard Provisions.

(4.1)	Form of Fiscal Agency Agreement.

(4.3)	Form of Global Debt Security (included in Exhibit 4.1).

(5.1)	Opinion of Miller Thomson LLP, Québec and Canadian counsel to Hydro-Québec and Québec.

(23.1)	Consent of Miller Thomson LLP, Québec and Canadian counsel to Hydro-Québec and Québec (included in Exhibit 5.1).

(23.2)	Consent of Norton Rose Fulbright Canada LLP.

(23.3)	Consent of the Auditor General of Québec, KPMG LLP and Ernst & Young LLP, independent auditors.

(99.1)	List of Names and Addresses of Underwriters.*

*

To be filed with an amendment to Hydro-Québec’s Annual Report on Form 18-K incorporated by reference herein or a post-effective amendment to this Registration Statement relating to a particular issue of Securities or Warrants.